## STATEMENT OF INVESTMENTS
**Mellon Large Cap Stock Fund**
**November 30, 2006 (Unaudited)**

| Common Stocks--100.0% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--13.8%** | | |
| Aeropostale | 189,900 a,b | 5,742,576 |
| Bed Bath & Beyond | 151,400 b | 5,866,750 |
| Best Buy | 281,300 | 15,463,061 |
| BorgWarner | 112,300 a | 6,490,940 |
| Chico's FAS | 276,430 a,b | 6,565,213 |
| Coach | 283,600 b | 12,254,356 |
| Coldwater Creek | 312,860 b | 7,868,429 |
| D.R. Horton | 366,800 a | 9,771,552 |
| Family Dollar Stores | 345,600 a | 9,638,784 |
| Federated Department Stores | 265,900 a | 11,191,731 |
| Ford Motor | 1,155,400 a,b | 9,393,402 |
| Fortune Brands | 104,310 a | 8,438,679 |
| Harley-Davidson | 244,700 a | 18,051,519 |
| Harman International Industries | 74,300 | 7,715,312 |
| McDonald's | 307,760 a | 12,916,687 |
| News, Cl. B | 1,523,040 a | 32,791,051 |
| NIKE, Cl. B | 158,400 | 15,673,680 |
| Starbucks | 546,360 b | 19,281,044 |
| Starwood Hotels & Resorts | | |
| Worldwide | 295,000 | 18,930,150 |
| Target | 332,550 | 19,317,830 |
| Thor Industries | 106,500 a | 4,820,190 |
| | | **258,182,936** |
| **Consumer Staples--8.1%** | | |
| Anheuser-Busch Cos. | 360,100 | 17,108,351 |
| Avon Products | 315,200 | 10,288,128 |
| General Mills | 313,640 | 17,548,158 |
| PepsiCo | 415,717 | 25,761,983 |
| Procter & Gamble | 679,743 | 42,681,063 |
| Wal-Mart Stores | 492,184 | 22,689,682 |
| Walgreen | 388,300 | 15,722,267 |
| | | **151,799,632** |
| **Energy--10.3%** | | |
| Apache | 185,890 a | 12,999,288 |
| ConocoPhillips | 360,420 | 24,256,266 |
| Devon Energy | 230,912 | 16,942,013 |
| Exxon Mobil | 862,180 | 66,224,046 |
| Hess | 281,490 | 14,150,502 |
| Occidental Petroleum | 354,620 | 17,851,571 |
| Suncor Energy | 173,780 a | 13,732,096 |
| Transocean | 151,600 b | 11,817,220 |
| XTO Energy | 316,420 a | 16,010,852 |
| | | **193,983,854** |
| **Financial--20.0%** | | |
| Allstate | 185,240 | 11,759,035 |
| American Express | 149,690 | 8,789,797 |
| American International Group | 579,940 | 40,781,381 |
| Bank of America | 408,575 | 22,001,764 |
| Bear Stearns Cos. | 52,960 | 8,075,341 |
| Capital One Financial | 224,670 | 17,497,300 |
| Citigroup | 586,739 | 29,096,387 |

| | | |
|---|---|---|
| Commerce Bancorp/NJ | 137,800 a | 4,789,928 |
| Fannie Mae | 191,740 | 10,934,932 |
| Freddie Mac | 249,630 | 16,765,151 |
| Goldman Sachs Group | 141,610 | 27,585,628 |
| JPMorgan Chase & Co. | 951,236 | 44,023,202 |
| Legg Mason | 141,300 a | 13,474,368 |
| Lehman Brothers Holdings | 194,960 | 14,362,703 |
| Morgan Stanley | 155,600 | 11,850,496 |
| Radian Group | 77,650 a | 4,131,757 |
| Simon Property Group | 137,100 a | 13,981,458 |
| St. Paul Travelers Cos. | 491,450 | 25,462,024 |
| U.S. Bancorp | 445,769 | 14,995,669 |
| Wachovia | 174,980 | 9,482,166 |
| Wells Fargo & Co. | 772,580 | 27,225,719 |
| | | **377,066,206** |
| **Health Care--12.2%** | | |
| Aetna | 340,960 | 14,085,058 |
| Allergan | 80,000 | 9,326,400 |
| Amgen | 365,910 b | 25,979,610 |
| Cardinal Health | 192,900 | 12,465,198 |
| Eli Lilly & Co. | 407,500 | 21,837,925 |
| Genentech | 171,000 a,b | 13,979,250 |
| Genzyme | 134,100 b | 8,636,040 |
| Johnson & Johnson | 564,290 | 37,192,354 |
| Medtronic | 338,300 | 17,635,579 |
| Novartis, ADR | 236,500 | 13,813,965 |
| Sanofi-Aventis, ADR | 254,000 | 11,178,540 |
| Teva Pharmaceutical Industries, ADR | 277,700 | 8,903,062 |
| UnitedHealth Group | 685,840 | 33,661,027 |
| | | **228,694,008** |
| **Industrial--11.1%** | | |
| Caterpillar | 260,100 | 16,134,003 |
| Cooper Industries, Cl. A | 104,900 | 9,592,056 |
| Danaher | 230,700 | 16,868,784 |
| General Dynamics | 157,500 | 11,787,300 |
| General Electric | 1,417,466 | 50,008,200 |
| Goodrich | 221,600 | 9,972,000 |
| Honeywell International | 296,210 | 12,731,106 |
| Ingersoll-Rand, Cl. A | 292,600 | 11,414,326 |
| ITT Industries | 162,940 | 8,790,613 |
| Textron | 203,300 a | 19,811,585 |
| Tyco International | 502,530 | 15,221,634 |
| United Technologies | 331,340 | 21,381,370 |
| WESCO International | 75,300 a,b | 5,037,570 |
| | | **208,750,547** |
| **Information Technology--15.6%** | | |
| Akamai Technologies | 200,600 b | 9,803,322 |
| Amdocs | 240,290 b | 9,263,179 |
| Apple Computer | 293,900 b | 26,944,752 |
| Cisco Systems | 1,784,334 b | 47,962,898 |
| Corning | 594,400 b | 12,815,264 |
| Electronic Arts | 185,100 a,b | 10,337,835 |
| Google, Cl. A | 92,000 b | 44,612,640 |
| Linear Technology | 283,990 a | 9,127,439 |
| Marvell Technology Group | 524,600 a,b | 10,827,744 |
| MEMC Electronic Materials | 111,700 b | 4,445,660 |
| Microchip Technology | 276,900 | 9,445,059 |
| Microsoft | 1,704,346 | 49,988,468 |

| | | |
|---|---:|---:|
| Motorola | 1,085,100 a | 24,056,667 |
| QUALCOMM | 641,560 | 23,474,680 |
| | | **293,105,607** |
| **Materials--3.1%** | | |
| Air Products & Chemicals | 324,720 | 22,451,141 |
| Cia Vale do Rio Doce (CVRD), ADR | 519,880 | 14,431,869 |
| Freeport-McMoRan Copper & Gold, Cl. B | 334,280 a | 21,016,183 |
| | | **57,899,193** |
| **Telecommunication Services--2.4%** | | |
| AT & T | 374,509 a | 12,699,600 |
| NII Holdings | 112,400 a,b | 7,298,132 |
| Qwest Communications International | 900,200 a,b | 6,922,538 |
| Sprint Nextel | 896,006 a | 17,481,077 |
| | | **44,401,347** |
| **Utilities--3.4%** | | |
| Allegheny Energy | 151,500 b | 6,720,540 |
| Dynegy, Cl. A | 955,700 b | 6,489,203 |
| Entergy | 135,640 | 12,386,645 |
| Exelon | 331,240 | 20,116,205 |
| PPL | 332,240 | 12,076,924 |
| TXU | 98,700 | 5,664,393 |
| | | **63,453,910** |
| **Total Common Stocks** | | |
| (cost $1,286,546,143) | | **1,877,337,240** |

**Investment of Cash Collateral
for Securities Loaned--4.9%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $91,290,149) | 91,290,149 c | **91,290,149** |
| | | |
| **Total Investments** (cost $1,377,836,292) | **104.9%** | **1,968,627,389** |
| **Liabilities, Less Cash and Receivables** | **(4.9%)** | **(91,306,757)** |
| **Net Assets** | **100.0%** | **1,877,320,632** |

ADR - American Depository Receipts

a    All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities
    on loan is $88,813,477 and the total market value of the collateral held by the fund is $91,290,149.

b    Non-income producing security.

c    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS
**Mellon Income Stock Fund**
**November 30, 2006 (Unaudited)**

| Common Stocks--97.8% | Shares | Value ($) |
|---|---:|---:|
| **Banks--9.9%** | | |
| Compass Bancshares | 49,200 | 2,811,288 |
| Freddie Mac | 114,100 | 7,662,956 |
| North Fork Bancorporation | 179,300 | 5,032,951 |
| SunTrust Banks | 40,500 | 3,306,825 |
| U.S. Bancorp | 200,406 | 6,741,658 |
| Wachovia | 100,020 | 5,420,084 |
| Washington Mutual | 117,200 | 5,119,296 |
| Wells Fargo & Co. | 234,200 | 8,253,208 |
| | | **44,348,266** |
| **Consumer Discretionary--4.6%** | | |
| CBS, Cl. B | 86,300 | 2,567,425 |
| Federated Department Stores | 79,200 | 3,333,528 |
| Home Depot | 79,400 | 3,014,818 |
| Idearc | 12,855 a | 354,014 |
| McDonald's | 90,100 | 3,781,497 |
| Newell Rubbermaid | 81,000 | 2,307,690 |
| Regal Entertainment Group, Cl. A | 52,250 b | 1,087,323 |
| Starwood Hotels & Resorts Worldwide | 20,000 | 1,283,400 |
| Tupperware Brands | 132,300 b | 2,808,729 |
| | | **20,538,424** |
| **Consumer Staples--9.0%** | | |
| Altria Group | 92,090 | 7,754,899 |
| Avon Products | 95,500 | 3,117,120 |
| Coca-Cola | 203,180 | 9,514,919 |
| Diageo, ADR | 34,800 b | 2,689,692 |
| General Mills | 60,800 | 3,401,760 |
| PepsiCo | 27,472 | 1,702,440 |
| Procter & Gamble | 169,720 | 10,656,719 |
| Reynolds American | 23,540 b | 1,512,210 |
| | | **40,349,759** |
| **Energy--9.5%** | | |
| Chevron | 85,306 | 6,169,330 |
| ConocoPhillips | 211,060 | 14,204,338 |
| Exxon Mobil | 230,206 | 17,682,123 |
| Occidental Petroleum | 86,220 | 4,340,315 |
| | | **42,396,106** |
| **Financial--21.1%** | | |
| Allstate | 67,100 | 4,259,508 |
| American International Group | 32,900 | 2,313,528 |
| Archstone-Smith Trust | 57,500 | 3,448,850 |
| Bank of America | 347,418 | 18,708,459 |
| Bank of New York | 60,000 | 2,132,400 |
| Chubb | 44,580 | 2,307,461 |
| Cincinnati Financial | 43,500 | 1,926,180 |
| Citigroup | 296,055 | 14,681,367 |
| Hartford Financial Services Group | 40,640 | 3,485,286 |
| Host Hotels & Resorts | 141,700 | 3,573,674 |
| JPMorgan Chase & Co. | 226,549 | 10,484,688 |
| Lehman Brothers Holdings | 32,112 | 2,365,691 |
| Mack-Cali Realty | 86,000 | 4,699,040 |

| | | |
|---|---:|---:|
| Morgan Stanley | 22,400 | 1,705,984 |
| ProLogis | 89,600 | 5,839,232 |
| Simon Property Group | 25,860 | 2,637,203 |
| St. Paul Travelers Cos. | 124,811 | 6,466,458 |
| T. Rowe Price Group | 70,400 b | 3,050,432 |
| | | **94,085,441** |
| **Health Care--11.2%** | | |
| Bristol-Myers Squibb | 184,800 | 4,588,584 |
| Eli Lilly & Co. | 145,760 | 7,811,279 |
| GlaxoSmithKline, ADR | 132,500 | 7,039,725 |
| Medtronic | 96,700 | 5,040,971 |
| Merck & Co. | 48,300 | 2,149,833 |
| Novartis, ADR | 58,930 | 3,442,101 |
| Pfizer | 571,068 | 15,698,659 |
| Wyeth | 87,789 | 4,238,453 |
| | | **50,009,605** |
| **Industrial--10.5%** | | |
| 3M | 56,000 | 4,561,760 |
| Boeing | 79,330 | 7,023,085 |
| Emerson Electric | 27,500 | 2,384,250 |
| General Dynamics | 27,200 | 2,035,648 |
| General Electric | 248,692 | 8,773,854 |
| Honeywell International | 80,200 | 3,446,996 |
| Pentair | 39,600 | 1,261,656 |
| Pitney Bowes | 78,400 | 3,613,456 |
| Raytheon | 38,200 | 1,949,728 |
| Raytheon (warrants 6/16/2011) | 299 a | 4,933 |
| Textron | 27,100 | 2,640,895 |
| United Technologies | 67,696 | 4,368,423 |
| Waste Management | 126,100 | 4,616,521 |
| | | **46,681,205** |
| **Information Technology--4.1%** | | |
| Hewlett-Packard | 266,630 | 10,521,220 |
| Lucent Technologies (warrants 12/10/2007) | 2,788 a | 627 |
| Microchip Technology | 96,100 | 3,277,971 |
| Nokia, ADR | 109,600 | 2,216,112 |
| QUALCOMM | 57,000 | 2,085,630 |
| | | **18,101,560** |
| **Materials--4.0%** | | |
| Air Products & Chemicals | 33,360 | 2,306,510 |
| Bemis | 32,400 | 1,105,812 |
| E.I. du Pont de Nemours & Co. | 151,900 | 7,128,667 |
| Monsanto | 97,380 | 4,681,057 |
| Temple-Inland | 61,820 | 2,417,162 |
| | | **17,639,208** |
| **Telecommunication Services--6.7%** | | |
| Alltel | 50,650 | 2,873,881 |
| AT & T | 443,075 | 15,024,673 |
| Citizens Communications | 115,800 | 1,640,886 |
| Verizon Communications | 257,091 | 8,982,759 |
| Windstream | 88,452 | 1,233,021 |
| | | **29,755,220** |
| **Utilities--7.2%** | | |
| Dominion Resources/VA | 41,200 | 3,326,488 |
| DPL | 36,200 b | 1,012,152 |
| Duke Energy | 171,964 | 5,454,698 |
| Exelon | 74,540 | 4,526,814 |

| | | |
|---|---:|---:|
| FPL Group | 82,200 | 4,381,260 |
| NSTAR | 42,400 | 1,491,632 |
| PG & E | 99,600 | 4,574,628 |
| PPL | 158,880 | 5,775,288 |
| Southern | 48,200 b | 1,747,250 |
| | | **32,290,210** |

**Total Common Stocks**
   (cost $320,087,472)                                                        **436,195,004**

**Other Investment--2.1%**

**Registered Investment Company;**
Dreyfus Institutional Preferred
   Plus Money Market Fund
   (cost $9,379,000)                                      9,379,000 c     **9,379,000**

**Investment of Cash Collateral**
  **for Securities Loaned--2.4%**

**Registered Investment Company;**
Dreyfus Institutional Cash
   Advantage Plus Fund
   (cost $10,804,879)                                  10,804,879 c   **10,804,879**

| | | |
|---|---:|---:|
| **Total Investments** (cost $340,271,351) | **102.3%** | **456,378,883** |
| **Liabilities, Less Cash and Receivables** | **(2.3%)** | **(10,334,204)** |
| **Net Assets** | **100.0%** | **446,044,679** |

ADR - American Depository Receipts

a    Non-income producing security.

b    All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities
      on loan is $10,442,427 and the total market value of the collateral held by the fund is $10,804,879.

c    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS
**Mellon Mid Cap Stock Fund**
**November 30, 2006 (Unaudited)**

| Common Stocks--97.8% | Shares | Value ($) |
|---|---|---|
| **Consumer Discretionary--13.6%** | | |
| Advance Auto Parts | 373,300 | 13,289,480 |
| Aeropostale | 235,680 a | 7,126,963 |
| Bebe Stores | 311,200 | 6,195,992 |
| Children's Place Retail Stores | 221,300 a | 14,278,276 |
| Coldwater Creek | 362,350 a | 9,113,103 |
| Dick's Sporting Goods | 250,400 a | 13,431,456 |
| Dollar Tree Stores | 238,100 a | 7,145,381 |
| Domino's Pizza | 244,000 | 6,700,240 |
| Family Dollar Stores | 321,800 | 8,975,002 |
| Gentex | 676,200 | 11,204,634 |
| Harman International Industries | 109,300 | 11,349,712 |
| Hilton Hotels | 581,600 | 19,093,928 |
| ITT Educational Services | 185,300 a | 12,706,021 |
| Nordstrom | 168,700 | 8,269,674 |
| Polo Ralph Lauren | 224,600 | 17,563,720 |
| Scientific Games, Cl. A | 432,900 a | 12,575,745 |
| Sotheby's | 357,600 | 11,117,784 |
| Talbots | 268,800 | 6,698,496 |
| Thor Industries | 323,900 | 14,659,714 |
| Under Armour, Cl. A | 107,300 | 5,034,516 |
| Urban Outfitters | 622,600 a | 13,871,528 |
| | | **230,401,365** |
| **Consumer Staples--2.0%** | | |
| Estee Lauder Cos., Cl. A | 115,700 | 4,777,253 |
| Pepsi Bottling Group | 256,100 | 8,021,052 |
| Performance Food Group | 321,300 a | 8,694,378 |
| Smithfield Foods | 457,600 a | 12,071,488 |
| | | **33,564,171** |
| **Energy--9.4%** | | |
| Arch Coal | 211,100 | 7,578,490 |
| Cameron International | 259,000 a | 14,068,880 |
| Denbury Resources | 291,600 a | 8,558,460 |
| Diamond Offshore Drilling | 92,300 | 7,164,326 |
| ENSCO International | 231,600 | 12,010,776 |
| FMC Technologies | 186,600 a | 11,197,866 |
| Forest Oil | 145,300 a | 5,163,962 |
| Newfield Exploration | 356,760 a | 17,755,945 |
| Noble Energy | 458,000 | 24,503,000 |
| Pride International | 250,300 a | 8,082,187 |
| Smith International | 208,800 | 8,844,768 |
| Southwestern Energy | 585,100 a | 24,650,263 |
| Superior Energy Services | 262,200 a | 8,539,854 |
| | | **158,118,777** |
| **Financial--16.6%** | | |
| AllianceBernstein Holding, LP | 112,400 | 8,597,476 |
| Allied World Assurance Holdings | 191,870 | 8,144,881 |
| AMB Property | 228,400 | 13,994,068 |
| Arthur J. Gallagher & Co. | 316,300 | 9,264,427 |
| Axis Capital Holdings | 147,300 | 5,042,079 |
| City National/Beverly Hills, CA | 175,200 | 11,882,064 |
| Colonial BancGroup | 444,800 | 10,853,120 |

| | | |
|---|---:|---:|
| Compass Bancshares | 146,200 | 8,353,868 |
| Cullen/Frost Bankers | 172,500 | 9,401,250 |
| Developers Diversified Realty | 196,140 | 12,705,949 |
| Everest Re Group | 96,500 | 9,496,565 |
| FelCor Lodging Trust | 387,600 | 8,531,076 |
| IntercontinentalExchange | 104,900 a | 10,306,425 |
| Jefferies Group | 435,200 | 12,616,448 |
| Lazard, Cl. A | 263,500 | 11,968,170 |
| MGIC Investment | 118,400 | 6,862,464 |
| People's Bank | 214,900 | 9,582,391 |
| Radian Group | 261,546 | 13,916,863 |
| Raymond James Financial | 296,100 | 9,330,111 |
| Rayonier | 304,786 | 12,709,576 |
| RenaissanceRe Holdings | 156,200 | 9,197,056 |
| SL Green Realty | 69,600 | 9,412,704 |
| Sunstone Hotel Investors | 302,260 | 8,427,009 |
| Taubman Centers | 172,870 | 8,550,150 |
| TD Ameritrade Holding | 445,600 | 7,824,736 |
| W.R. Berkley | 552,450 | 19,374,421 |
| Wilmington Trust | 320,000 | 13,299,200 |
| | | **279,644,547** |
| **Health Care--10.1%** | | |
| Advanced Medical Optics | 306,900 a | 10,744,569 |
| C.R. Bard | 98,770 | 8,127,783 |
| Cephalon | 177,500 a | 13,287,650 |
| Coventry Health Care | 91,525 a | 4,405,098 |
| Cytyc | 190,000 a | 4,981,800 |
| Dentsply International | 230,200 | 7,350,286 |
| Health Management Associates, Cl. A | 412,700 | 8,460,350 |
| Health Net | 355,100 a | 16,384,314 |
| Henry Schein | 272,800 a | 14,057,384 |
| Omnicare | 528,100 | 20,960,289 |
| Pharmaceutical Product Development | 460,500 | 14,547,195 |
| Sepracor | 219,900 a | 12,272,619 |
| Varian Medical Systems | 371,210 | 18,270,956 |
| Vertex Pharmaceuticals | 379,671 a | 16,819,425 |
| | | **170,669,718** |
| **Industrial--15.4%** | | |
| Aircastle | 220,500 | 6,443,010 |
| AMETEK | 405,450 | 13,221,725 |
| C.H. Robinson Worldwide | 431,600 | 18,990,400 |
| Canadian Pacific Railway | 146,500 | 8,164,445 |
| Chicago Bridge & Iron (New York Shares) | 264,900 | 7,676,802 |
| Cintas | 157,300 | 6,638,060 |
| Cooper Industries, Cl. A | 89,300 | 8,165,592 |
| Corrections Corp. of America | 159,500 a | 7,249,275 |
| DRS Technologies | 234,200 | 11,649,108 |
| Dun & Bradstreet | 135,600 a | 11,149,032 |
| Equifax | 205,900 | 7,822,141 |
| Goodrich | 235,200 | 10,584,000 |
| Jacobs Engineering Group | 189,200 a | 15,868,204 |
| Joy Global | 185,775 | 8,155,523 |
| Kansas City Southern | 270,600 a | 7,319,730 |
| L-3 Communications Holdings | 100,900 | 8,299,025 |
| Manpower | 261,100 | 18,538,100 |
| NCI Building Systems | 199,700 a | 11,019,446 |
| Oshkosh Truck | 236,800 | 11,368,768 |

| | | |
|---|---|---|
| Pentair | 369,200 | 11,762,712 |
| Precision Castparts | 326,900 | 24,667,874 |
| Republic Services | 432,420 | 17,936,782 |
| WESCO International | 124,200 a | 8,308,980 |
| | | **260,998,734** |
| **Information Technology--15.5%** | | |
| Activision | 683,400 a | 11,651,970 |
| Affiliated Computer Services, Cl. A | 156,000 a | 7,885,800 |
| Alliance Data Systems | 179,300 a | 11,602,503 |
| Amphenol, Cl. A | 276,660 | 18,848,846 |
| CheckFree | 324,600 a | 13,571,526 |
| Citrix Systems | 312,400 a | 8,978,376 |
| Cognizant Technology Solutions, Cl. A | 104,500 a | 8,523,020 |
| Comtech Telecommunications | 252,000 a | 8,951,040 |
| Digital River | 190,800 a | 11,240,028 |
| Electronics for Imaging | 298,600 a | 7,315,700 |
| FactSet Research Systems | 167,820 | 8,874,322 |
| Fairchild Semiconductor | | |
|     International | 381,800 a | 6,230,976 |
| Harris | 198,100 | 8,341,991 |
| Integrated Device Technology | 691,900 a | 11,416,350 |
| Intersil, Cl. A | 410,400 | 10,165,608 |
| Jabil Circuit | 318,470 | 9,031,809 |
| ManTech International, Cl. A | 238,500 a | 8,652,780 |
| McAfee | 551,100 a | 16,097,631 |
| MEMC Electronic Materials | 435,900 a | 17,348,820 |
| Microchip Technology | 565,200 | 19,278,972 |
| Polycom | 455,400 a | 13,133,736 |
| Varian Semiconductor Equipment | | |
|     Associates | 205,200 a | 8,152,596 |
| Western Digital | 780,900 a | 16,024,068 |
| | | **261,318,468** |
| **Materials--5.8%** | | |
| Albemarle | 133,100 | 9,282,394 |
| Allegheny Technologies | 124,600 | 11,170,390 |
| Ashland | 117,100 | 7,917,131 |
| Florida Rock Industries | 88,300 | 3,977,032 |
| Freeport-McMoRan Copper & Gold, Cl. B | 273,000 | 17,163,510 |
| IPSCO | 81,600 | 8,350,128 |
| Martin Marietta Materials | 144,700 | 14,370,157 |
| RPM International | 510,500 | 10,296,785 |
| Texas Industries | 81,600 | 5,569,200 |
| Vulcan Materials | 111,300 | 9,874,536 |
| | | **97,971,263** |
| **Telecommunication Services--1.2%** | | |
| NII Holdings | 203,700 a | 13,226,241 |
| SBA Communications, Cl. A | 273,000 a | 7,745,010 |
| | | **20,971,251** |
| **Utilities--8.2%** | | |
| Allegheny Energy | 171,700 a | 7,616,612 |
| Alliant Energy | 426,600 | 16,594,740 |
| Aqua America | 568,100 | 13,583,271 |
| DPL | 616,400 | 17,234,544 |
| Dynegy, Cl. A | 1,353,200 a | 9,188,228 |
| Energen | 240,700 | 10,918,152 |
| Northeast Utilities | 556,000 | 15,584,680 |
| OGE Energy | 348,600 | 13,672,092 |
| PPL | 347,700 | 12,638,895 |

| | | | |
|---|---|---:|---:|
| Questar | | 241,000 | 20,786,250 |
| | | | **137,817,464** |
| **Total Common Stocks** | | | |
| (cost $1,349,064,414) | | | **1,651,475,758** |

**Other Investment--.8%**

| | | | |
|---|---|---:|---:|
| **Registered Investment Company;** | | | |
| Dreyfus Institutional Preferred | | | |
| Plus Money Market Fund | | | |
| (cost $13,960,000) | | 13,960,000 [b] | **13,960,000** |

| | | | |
|---|---|---:|---:|
| **Total Investments** (cost $1,363,024,414) | | **98.6%** | **1,665,435,758** |
| **Cash and Receivables (Net)** | | **1.4%** | **23,966,116** |
| **Net Assets** | | **100.0%** | **1,689,401,874** |

a    Non-income producing security.

b    Investment in affiliated money market mutual fund.


Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the

annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS
**Mellon Small Cap Stock Fund**
**November 30, 2006 (Unaudited)**

| Common Stocks--101.0% | Shares | Value ($) |
|---|---:|---:|
| **Consumer Discretionary--16.9%** | | |
| 99 Cents Only Stores | 229,580 a | 2,536,859 |
| bebe Stores | 441,500 b | 8,790,265 |
| Charter Communications, Cl. A | 3,912,500 a,b | 11,541,875 |
| Children's Place Retail Stores | 99,600 a,b | 6,426,192 |
| Coldwater Creek | 229,225 a | 5,765,009 |
| Domino's Pizza | 216,400 | 5,942,344 |
| Focus Media Holdings | 70,200 a | 5,003,154 |
| Lear | 207,100 b | 6,409,745 |
| Life Time Fitness | 142,200 a | 7,011,882 |
| Live Nation | 59,100 a | 1,267,104 |
| PEP Boys-Manny Moe & Jack | 505,100 b | 6,818,850 |
| Scientific Games, Cl. A | 176,300 a | 5,121,515 |
| Shuffle Master | 168,800 a,b | 5,256,432 |
| Sonic Automotive | 277,400 b | 7,916,996 |
| Sotheby's, Cl. A | 224,400 | 6,976,596 |
| Standard Pacific | 146,500 | 3,759,190 |
| Tween Brands | 87,500 a,b | 3,668,000 |
| Vail Resorts | 174,600 a,b | 7,685,892 |
| Zumiez | 217,300 a,b | 6,673,283 |
| | | **114,571,183** |
| **Consumer Staples--3.2%** | | |
| Flowers Foods | 63,600 | 1,694,304 |
| Hain Celestial Group | 124,600 a,b | 3,742,984 |
| Jones Soda | 357,000 a,b | 3,437,910 |
| Nutri/System | 51,900 a,b | 3,583,695 |
| Performance Food Group | 227,740 a,b | 6,162,644 |
| Sanderson Farms | 109,400 b | 3,024,910 |
| | | **21,646,447** |
| **Energy--7.0%** | | |
| Cabot Oil & Gas | 69,000 b | 4,286,970 |
| Cimarex Energy | 120,350 b | 4,526,364 |
| Forest Oil | 98,300 a | 3,493,582 |
| Helix Energy Solutions Group | 96,600 a,b | 3,552,948 |
| Lone Star Technologies | 67,600 a | 3,546,296 |
| Massey Energy | 125,900 | 3,464,768 |
| Oceaneering International | 70,300 a | 3,065,783 |
| St. Mary Land & Exploration | 157,990 b | 6,332,239 |
| Tetra Technologies | 83,700 a,b | 2,162,808 |
| Unit | 59,530 a | 3,037,816 |
| Veritas DGC | 97,500 a,b | 7,621,575 |
| W-H Energy Services | 41,600 a | 1,986,400 |
| | | **47,077,549** |
| **Financial--15.9%** | | |
| Annaly Capital Management | 361,000 | 5,046,780 |
| Apollo Investment | 305,263 b | 6,859,260 |
| Corus Bankshares | 220,000 b | 4,930,200 |
| Cullen/Frost Bankers | 68,900 | 3,755,050 |
| Downey Financial | 94,400 | 6,872,320 |
| East West Bancorp | 63,690 | 2,268,001 |
| Equity Inns | 432,790 | 7,045,821 |
| FelCor Lodging Trust | 168,820 | 3,715,728 |

| | | |
|---|---|---|
| First BanCorp/Puerto Rico | 536,600 | 5,376,732 |
| First Midwest Bancorp/IL | 89,740 b | 3,342,815 |
| FirstFed Financial | 133,600 a,b | 8,686,672 |
| Innkeepers USA Trust | 408,300 | 6,532,800 |
| International Securities Exchange | | |
|     Holdings, Cl. A | 88,400 b | 4,701,112 |
| Investment Technology Group | 59,200 a | 2,220,000 |
| Kilroy Realty | 42,600 | 3,484,680 |
| Luminent Mortgage Capital | 465,800 b | 4,807,056 |
| Philadelphia Consolidated Holding | 167,300 a | 7,453,215 |
| SVB Financial Group | 68,400 a | 3,247,632 |
| U-Store-It Trust | 162,100 b | 3,546,748 |
| Whitney Holding | 162,300 | 5,230,929 |
| Wintrust Financial | 57,050 | 2,716,721 |
| Zenith National Insurance | 119,800 | 5,529,968 |
| | | **107,370,240** |
| **Health Care--11.5%** | | |
| Affymetrix | 228,200 a,b | 5,773,460 |
| AMN Healthcare Services | 273,500 a | 7,589,625 |
| Cerner | 53,860 a,b | 2,589,050 |
| Cooper Cos. | 115,500 b | 6,233,535 |
| Cytyc | 201,300 a | 5,278,086 |
| Five Star Quality Care | 516,700 a,b | 5,254,839 |
| FoxHollow Technologies | 100,300 a,b | 2,656,947 |
| Hologic | 64,200 a | 3,211,926 |
| IDEXX Laboratories | 77,090 a | 6,525,668 |
| Merit Medical Systems | 1 a | 16 |
| Panacos Pharmaceuticals | 498,600 a,b | 3,230,928 |
| PDL BioPharma | 241,900 a,b | 5,493,549 |
| Pediatrix Medical Group | 57,640 a | 2,775,366 |
| Psychiatric Solutions | 246,420 a,b | 8,967,224 |
| Regeneron Pharmaceuticals | 74,300 a | 1,598,193 |
| Respironics | 256,890 a | 9,263,453 |
| Sirona Dental Systems | 32,470 | 1,200,091 |
| | | **77,641,956** |
| **Industrial--15.6%** | | |
| AGCO | 189,000 a,b | 5,902,470 |
| Armor Holdings | 192,530 a,b | 10,887,572 |
| Continental Airlines, Cl. B | 123,000 a,b | 4,998,720 |
| Corrections Corp. of America | 291,250 a | 13,237,312 |
| DRS Technologies | 65,100 b | 3,238,074 |
| ESCO Technologies | 73,600 a,b | 3,260,480 |
| Hexcel | 163,500 a,b | 2,926,650 |
| IDEX | 62,220 | 2,983,449 |
| Kansas City Southern | 96,670 a,b | 2,614,924 |
| Landstar System | 73,400 b | 3,305,936 |
| Manitowoc | 100,380 | 6,046,891 |
| Mesa Air Group | 640,100 a | 5,229,617 |
| NCI Building Systems | 87,000 a,b | 4,800,660 |
| Pacer International | 190,330 | 5,700,384 |
| Quanta Services | 280,200 a,b | 5,136,066 |
| Teledyne Technologies | 149,820 a,b | 6,022,764 |
| URS | 125,670 a | 5,549,587 |
| Wabtec | 181,100 b | 5,949,135 |
| Watsco | 56,490 | 2,919,403 |
| WESCO International | 71,200 a,b | 4,763,280 |
| | | **105,473,374** |
| **Information Technology--17.5%** | | |

| | | |
|---|---|---:|
| ANSYS | 90,880 a | 4,266,816 |
| Avocent | 141,300 a,b | 4,914,414 |
| Axcelis Technologies | 794,600 a,b | 5,077,494 |
| BearingPoint | 407,300 a,b | 3,413,174 |
| Benchmark Electronics | 211,700 a,b | 5,142,193 |
| CommScope | 201,910 a,b | 6,091,625 |
| Digitas | 670,100 a,b | 7,250,482 |
| ECI Telecommunications | 282,260 a | 2,506,469 |
| Electronics for Imaging | 288,600 a,b | 7,070,700 |
| FactSet Research Systems | 45,050 | 2,382,244 |
| FLIR Systems | 249,500 a,b | 8,036,395 |
| Gevity HR | 125,700 b | 2,745,288 |
| Itron | 96,300 a,b | 4,621,437 |
| j2 Global Communications | 130,200 a | 3,636,486 |
| L-1 Identity Solutions | 202,200 a | 3,388,872 |
| ManTech International, Cl. A | 114,400 a,b | 4,150,432 |
| Micros Systems | 41,900 a | 2,133,548 |
| Microsemi | 80,030 a,b | 1,652,619 |
| Napster | 1,557,600 a | 5,841,000 |
| Polycom | 173,100 a | 4,992,204 |
| Rackable Systems | 97,700 a,b | 3,479,097 |
| Sonus Networks | 1,282,900 a,b | 8,056,612 |
| Trimble Navigation | 73,700 a | 3,535,389 |
| ValueClick | 200,200 a,b | 4,978,974 |
| Varian Semiconductor Equipment | | |
|     Associates | 230,370 a | 9,152,600 |
| | | **118,516,564** |
| **Materials--6.7%** | | |
| AK Steel Holding | 378,500 a,b | 6,241,465 |
| Carpenter Technology | 31,200 | 3,332,472 |
| Cleveland-Cliffs | 46,540 b | 2,235,782 |
| Compass Minerals International | 126,300 a | 4,180,530 |
| Nalco Holding | 409,800 a | 8,167,314 |
| RTI International Metals | 105,100 a,b | 7,950,815 |
| Terra Industries | 810,800 a,b | 8,391,780 |
| Texas Industries | 68,200 b | 4,654,650 |
| | | **45,154,808** |
| **Telecommunication Services--2.1%** | | |
| Alaska Communications Systems | | |
|     Group | 332,420 b | 5,016,218 |
| SBA Communications, Cl. A | 331,900 a,b | 9,416,003 |
| | | **14,432,221** |
| **Utilities--4.6%** | | |
| Dynegy, Cl. A | 835,500 a | 5,673,045 |
| Energen | 96,380 | 4,371,797 |
| New Jersey Resources | 98,600 b | 5,102,550 |
| OGE Energy | 132,600 | 5,200,572 |
| UGI | 386,900 | 10,902,842 |
| | | **31,250,806** |
| **Total Common Stocks** | | |
|     (cost $577,357,210) | | **683,135,148** |

**Other Investment--.1%**

| | | |
|---|---|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
|     Plus Money Market Fund | | |
|     (cost $587,000) | 587,000 c | **587,000** |

**Investment of Cash Collateral**
   **for Securities Loaned--31.6%**

| | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
|    Advantage Plus Fund | | |
|    (cost $213,611,779) | 213,611,779 c | **213,611,779** |
| | | |
| **Total Investments** (cost $791,555,989) | **132.7%** | **897,333,927** |
| **Liabilities, Less Cash and Receivables** | **(32.7%)** | **(220,933,404)** |
| **Net Assets** | **100.0%** | **676,400,523** |

ADR - American Depository Receipts

a   Non-income producing security.

b   All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities on
    loan is $202,062,097 and the total market value of the collateral held by the fund is $213,611,779.

c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

**STATEMENT OF INVESTMENTS**
**Mellon International Fund**
**November 30, 2006 (Unaudited)**

| Common Stocks--97.4% | Shares | Value ($) |
|---|---|---|
| **Australia--3.9%** | | |
| Amcor | 2,893,917 | 16,992,062 |
| BHP Billiton | 344,400 | 7,129,327 |
| Caltex Australia | 103,800 | 1,814,505 |
| Coca-Cola Amatil | 2,050,046 | 12,101,864 |
| Commonwealth Bank of Australia | 73,000 | 2,732,518 |
| Insurance Australia Group | 1,491,243 | 6,802,418 |
| National Australia Bank | 648,751 | 20,059,936 |
| Pacific Brands | 866,600 | 1,819,229 |
| QBE Insurance Group | 237,700 | 4,856,779 |
| Tabcorp Holdings | 1,345,073 | 17,313,581 |
| Telstra | 4,448,000 | 13,234,063 |
| | | **104,856,282** |
| **Austria--.1%** | | |
| Boehler-Uddeholm | 48,800 | **3,097,448** |
| **Belgium--1.3%** | | |
| AGFA-Gevaert | 2,750 | 65,301 |
| Delhaize Group | 19,700 | 1,567,573 |
| Fortis | 497,638 | 20,296,951 |
| InBev | 115,100 | 7,557,317 |
| KBC Groep | 48,900 | 5,504,538 |
| | | **34,991,680** |
| **China--.1%** | | |
| Foxconn International Holdings | 481,000 a | **1,453,098** |
| **Denmark--.2%** | | |
| Carlsberg, Cl. B | 36,900 | 3,521,969 |
| Danske Bank | 35,400 | 1,547,830 |
| | | **5,069,799** |
| **Finland--1.6%** | | |
| Fortum | 104,800 | 3,064,872 |
| KCI Konecranes | 83,100 | 2,113,122 |
| Kesko, Cl. B | 69,000 | 3,531,100 |
| M-real, Cl. B | 874,465 | 5,191,216 |
| Metso | 65,900 | 3,037,132 |
| Nokia | 395,870 | 7,968,178 |
| Nokia, ADR | 174,340 | 3,525,155 |
| Rautaruukki | 68,100 | 2,480,679 |
| UPM-Kymmene | 515,236 | 12,835,497 |
| | | **43,746,951** |
| **France--10.0%** | | |
| BNP Paribas | 227,832 | 24,559,580 |
| Bouygues | 34,700 | 2,061,327 |
| Capgemini | 50,600 | 3,085,644 |
| Carrefour | 117,830 | 7,371,206 |
| Compagnie Generale des Etablissements Michelin, Cl. B | 1,540 | 133,867 |
| Credit Agricole | 508,910 | 21,559,182 |
| France Telecom | 1,217,945 | 31,632,419 |
| Lagardere | 150,364 | 11,018,378 |
| Peugeot | 169,598 | 10,580,491 |
| Rhodia | 46,120 a | 147,284 |
| Sanofi-Aventis | 526,825 | 46,283,752 |
| Societe Generale | 63,600 | 10,660,960 |
| Soitec | 47,400 a | 1,590,343 |
| Suez | 55,400 | 2,661,132 |
| Thomson | 838,405 | 15,553,587 |
| Total | 546,192 | 38,757,296 |
| Total, ADR | 139,022 | 9,934,512 |
| Valeo | 480,520 | 19,203,990 |
| Vallourec | 7,350 | 1,975,168 |

| | | |
|---|---:|---:|
| Vinci | 35,200 | 4,424,138 |
| Vivendi | 165,000 | 6,351,536 |
| | | **269,545,792** |
| | | |
| **Germany--8.1%** | | |
| Adidas | 1,600 | 78,806 |
| Allianz | 86,851 | 16,923,435 |
| Bayerische Motoren Werke | 40,880 | 2,252,934 |
| Deutsche Bank | 91,502 | 11,846,057 |
| Deutsche Post | 1,344,380 | 40,082,354 |
| Deutsche Telekom | 1,082,560 | 19,250,993 |
| E.ON | 134,282 | 17,243,882 |
| Hannover Rueckversicherung | 442,740 a | 18,656,258 |
| Heidelberger Druckmaschinen | 37,300 | 1,620,686 |
| Infineon Technologies | 1,520,954 a | 19,509,228 |
| MAN | 35,000 | 3,338,788 |
| Medion | 178,762 | 1,923,446 |
| Merck | 19,650 | 2,148,674 |
| Metro | 355,071 | 22,170,176 |
| MTU Aero Engines Holding | 41,800 | 1,705,987 |
| Siemens | 372,285 | 35,518,669 |
| ThyssenKrupp | 96,800 | 3,737,779 |
| | | **218,008,152** |
| | | |
| **Greece--.9%** | | |
| Alpha Bank | 85,700 | 2,680,041 |
| Coca-Cola Hellenic Bottling | 97,600 | 3,566,915 |
| Public Power | 796,574 | 19,696,380 |
| | | **25,943,336** |
| | | |
| **Hong Kong--1.5%** | | |
| Bank of East Asia | 408,300 | 2,204,502 |
| BOC Hong Kong Holdings | 4,909,500 | 11,789,515 |
| China Mobile | 664,400 | 5,585,849 |
| CITIC Pacific | 1,714,400 | 5,686,089 |
| HSBC Holdings | 13,400 | 249,089 |
| Hutchison Whampoa | 1,519,500 | 14,288,836 |
| Wharf Holdings | 312,500 | 1,094,708 |
| | | **40,898,588** |
| | | |
| **Ireland--1.2%** | | |
| Allied Irish Banks | 113,400 | 3,163,106 |
| Bank of Ireland | 997,070 | 21,324,450 |
| C & C Group | 272,200 | 4,147,961 |
| CRH | 104,100 | 3,917,579 |
| Iaws Group | 59,000 | 1,451,819 |
| | | **34,004,915** |
| | | |
| **Italy--4.5%** | | |
| Banca Intesa | 640,200 | 4,525,835 |
| Enel | 1,049,150 | 10,718,663 |
| ENI | 989,174 | 32,401,850 |
| Mediaset | 2,024,953 | 24,015,224 |
| Saras | 2,395,719 a | 13,555,402 |
| UniCredito Italiano | 2,744,900 | 23,714,981 |
| Unipol | 4,003,817 | 14,139,045 |
| | | **123,071,000** |
| | | |
| **Japan--25.7%** | | |
| 77 Bank | 1,783,500 | 11,958,319 |
| Aeon | 980,900 | 23,137,832 |
| Aiful | 302,933 | 9,684,642 |
| Ajinomoto | 369,600 | 4,467,710 |
| Astellas Pharma | 373,200 | 16,316,516 |
| Canon | 369,701 | 19,549,575 |
| Daiichi Sankyo | 63,400 | 1,950,179 |
| Dainippon Sumitomo Pharma | 110,800 | 1,374,768 |
| Dentsu | 9,047 | 24,858,046 |
| Diamond Lease | 40,600 | 2,034,648 |
| Fuji Film Holdings | 672,500 | 26,787,273 |

| | | |
|---|---:|---:|
| Fujitsu | 355,500 | 2,905,802 |
| Funai Electric | 157,340 | 13,295,764 |
| Hino Motors | 3,484,100 | 17,731,325 |
| Honda Motor | 220,600 | 7,814,922 |
| JS Group | 673,500 | 13,471,746 |
| Kao | 800,200 | 21,571,901 |
| Kobayashi Pharmaceutical | 5,300 | 192,794 |
| Komatsu | 377,000 | 6,856,914 |
| Kubota | 249,000 | 2,192,345 |
| Kuraray | 807,200 | 9,178,513 |
| Lawson | 339,800 | 11,890,871 |
| Mabuchi Motor | 104,000 | 6,119,497 |
| Makita | 65,000 | 1,875,837 |
| Matsumotokiyoshi | 454,252 | 10,087,075 |
| Matsushita Electric Industrial | 131,600 | 2,564,116 |
| Mitsubishi | 1,109,500 | 20,706,960 |
| Mitsubishi Electric | 391,000 | 3,557,463 |
| Mitsubishi Gas Chemical | 284,400 | 2,774,334 |
| Mitsubishi UFJ Financial Group | 2,019 | 25,818,637 |
| Mitsui & Co. | 174,000 | 2,375,427 |
| Mitsui OSK Lines | 183,000 | 1,677,652 |
| Mitsui Trust Holdings | 1,052,300 | 11,165,373 |
| Mizuho Financial Group | 495 | 3,644,014 |
| Nichirei | 124,700 | 717,589 |
| Nikon | 151,000 | 3,118,244 |
| Nippon Express | 5,772,900 | 31,175,206 |
| Nippon Paper Group | 3,928 | 14,594,029 |
| Nippon Suisan Kaisha | 295,600 | 1,626,969 |
| Nippon Telegraph & Telephone | 856 | 4,334,177 |
| Nissan Motor | 1,918,400 | 23,405,027 |
| NOK | 177,600 | 3,291,589 |
| ORIX | 37,320 | 10,222,007 |
| Pacific Management | 878 | 2,177,267 |
| Ricoh | 992,000 | 18,856,871 |
| Rinnai | 235,700 | 6,740,977 |
| Rohm | 380,000 | 35,066,315 |
| Sankyo | 261,600 | 13,403,793 |
| Sekisui Chemical | 2,155,300 | 18,213,016 |
| Sekisui House | 1,465,500 | 22,172,122 |
| SFCG | 39,413 | 6,218,356 |
| Shinsei Bank | 3,153,000 | 18,688,884 |
| SUMCO | 49,000 | 3,683,415 |
| Sumitomo Chemical | 641,000 | 4,308,964 |
| Sumitomo Metal Industries | 942,000 | 3,613,842 |
| Sumitomo Mitsui Financial Group | 3,661 | 38,591,783 |
| Sumitomo Trust & Banking | 647,000 | 6,948,814 |
| Takeda Pharmaceutical | 58,600 | 3,827,848 |
| Takefuji | 464,880 | 18,597,610 |
| TDK | 198,200 | 15,173,042 |
| Tokyo Electric Power | 118,700 | 3,702,484 |
| Tokyo Electron | 40,300 | 3,112,991 |
| Toshiba | 249,000 | 1,594,237 |
| Toyo Suisan Kaisha | 19,100 | 285,341 |
| Toyoda Gosei | 364,000 | 8,271,655 |
| Toyota Motor | 134,900 | 8,182,469 |
| | | **695,505,723** |
| **Netherlands--4.2%** | | |
| ABN AMRO Holding | 737,101 | 22,181,596 |
| Aegon | 954,380 | 17,313,044 |
| Akzo Nobel | 1,400 | 80,309 |
| ASML Holding | 102,900 a | 2,557,978 |
| Fugro | 35,800 | 1,657,978 |
| Heineken | 1,827 | 89,091 |
| ING Groep | 227,900 | 9,721,067 |

| | | |
|---|---:|---:|
| Koninklijke DSM | 110,900 | 5,288,860 |
| Koninklijke Philips Electronics | 543,090 | 20,214,928 |
| Koninklijke Philips Electronics (New York Shares) | 85,084 | 3,175,335 |
| Royal Dutch Shell, Cl. A | 896,677 | 31,677,057 |
| TNT | 5,600 | 235,751 |
| | | **114,192,994** |
| **Norway--.4%** | | |
| DNB NOR | 219,200 | 2,980,932 |
| Norsk Hydro | 99,900 | 2,475,263 |
| Orkla | 71,600 | 4,019,270 |
| Telenor | 117,600 | 2,020,569 |
| | | **11,496,034** |
| **Singapore--2.0%** | | |
| DBS Group Holdings | 2,336,044 | 31,861,352 |
| United Overseas Bank | 1,820,300 | 21,989,725 |
| | | **53,851,077** |
| **Spain--2.3%** | | |
| ACS-Actividades de Construccion y Servicios | 101,100 | 5,650,754 |
| Banco Bilbao Vizcaya Argentaria | 469,220 | 11,347,182 |
| Banco Santander Central Hispano | 828,562 | 15,052,586 |
| Corporacion Mapfre | 320,500 | 1,443,961 |
| Repsol YPF | 390,770 | 14,032,633 |
| Repsol YPF, ADR | 236,291 | 8,518,291 |
| Telefonica | 297,100 | 6,019,477 |
| | | **62,064,884** |
| **Sweden--1.0%** | | |
| Nordea Bank | 242,600 | 3,424,641 |
| Skandinaviska Enskilda Banken, Cl. A | 196,200 | 5,762,915 |
| Svenska Cellulosa, Cl. B | 261,640 | 12,827,552 |
| Telefonaktiebolaget LM Ericsson, Cl. B | 481,300 | 1,863,841 |
| Volvo, Cl. B | 51,500 | 3,348,994 |
| | | **27,227,943** |
| **Switzerland--6.8%** | | |
| Baloise-Holding | 29,320 | 2,826,997 |
| Ciba Specialty Chemicals | 453,012 | 29,497,400 |
| Clariant | 630,238 a | 8,865,106 |
| Credit Suisse Group | 325,389 | 21,526,904 |
| Nestle | 83,515 | 29,490,646 |
| Novartis | 500,840 | 29,204,169 |
| Roche Holding | 40,400 | 7,301,611 |
| Sulzer | 3,770 | 3,852,141 |
| Swatch Group, Cl. B | 14,020 | 2,969,843 |
| Swiss Reinsurance | 355,034 | 30,319,708 |
| UBS | 179,391 | 10,789,817 |
| Zurich Financial Services | 26,490 | 6,888,417 |
| | | **183,532,759** |
| **United Kingdom--21.4%** | | |
| Alliance Boots | 7,552 | 117,688 |
| Anglo American | 510,011 | 23,688,159 |
| AstraZeneca | 77,600 | 4,501,483 |
| Aviva | 349,000 | 5,404,405 |
| Barclays | 374,803 | 5,015,371 |
| Barratt Developments | 193,900 | 4,211,292 |
| BP | 3,781,980 | 42,687,723 |
| British Airways | 571,000 a | 5,532,668 |
| BT Group | 584,648 | 3,267,885 |
| Cadbury Schweppes | 1,763,920 | 18,157,976 |
| Carnival | 156,048 | 7,594,607 |
| Centrica | 3,074,920 | 19,998,874 |
| Dairy Crest Group | 139,200 | 1,724,454 |
| De La Rue | 141,600 | 1,786,207 |
| Debenhams | 3,850,090 | 14,157,428 |
| Enterprise Inns | 163,700 | 3,956,147 |
| Friends Provident | 2,477,680 | 10,133,989 |

| | | |
|---|---:|---:|
| GlaxoSmithKline | 1,999,475 | 53,118,181 |
| Greene King | 133,800 | 2,720,499 |
| HBOS | 1,205,688 | 24,680,703 |
| HSBC Holdings | 2,058,443 | 37,967,635 |
| International Power | 1,048,800 | 6,996,557 |
| J Sainsbury | 392,100 | 3,076,392 |
| Marks & Spencer Group | 336,100 | 4,513,995 |
| National Grid | 384,400 | 5,196,704 |
| Next | 64,700 | 2,264,624 |
| Reed Elsevier | 1,845,780 | 20,180,252 |
| Rentokil Initial | 7,836,311 | 23,113,983 |
| Rio Tinto | 3,820 | 203,941 |
| Royal Bank of Scotland Group | 1,431,238 | 51,840,998 |
| Royal Dutch Shell, Cl. A | 230,777 | 8,168,398 |
| Royal Dutch Shell, Cl. B | 249,200 | 8,903,788 |
| SABMiller | 1,119,150 | 23,393,404 |
| Scottish Power | 245,100 | 3,638,833 |
| Smiths Group | 1,208,606 | 21,591,437 |
| Tesco | 240,900 | 1,853,374 |
| Trinity Mirror | 1,475,530 | 14,797,559 |
| Tullow Oil | 315,800 | 2,516,558 |
| Unilever | 1,351,696 | 36,228,199 |
| United Business Media | 189,700 | 2,611,183 |
| Vodafone Group | 14,862,716 | 39,309,030 |
| Xstrata | 147,000 | 6,590,586 |
| | | **577,413,169** |
| **United States--.2%** | | |
| iShares MSCI EAFE Index Fund | 68,900 | **4,991,805** |
| **Total Common Stocks** | | |
| (cost $2,246,446,569) | | **2,634,963,429** |

**Preferred Stocks--.4%**

| | | |
|---|---:|---:|
| **Germany:** | | |
| Fresenius | 28,580 | 5,743,570 |
| Henkel | 18,360 | 2,627,514 |
| Porsche | 1,640 | 1,905,865 |
| **Total Preferred Stocks** | | |
| (cost $8,689,440) | | **10,276,949** |

**Other Investment--.2%**

| | | |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $6,080,000) | 6,080,000 [b] | **6,080,000** |
| | | |
| **Total Investments** (cost $2,261,216,009) | **98.0%** | **2,651,320,378** |
| **Cash and Receivables (Net)** | **2.0%** | **52,844,361** |
| **Net Assets** | **100.0%** | **2,704,164,739** |

ADR - American Depository Receipts

a    Non-income producing security.

b    Investment in affiliated money market mutual fund.


Securities valuation policies and other investment related disclosures are hereby incorporated by reference to

the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## STATEMENT OF INVESTMENTS
**Mellon Emerging Markets Fund**
**November 30, 2006 (Unaudited)**

| Common Stocks--94.3% | Shares | Value ($) |
|---|---:|---:|
| **Argentina--.2%** | | |
| Petrobras Energia Participaciones, ADR | 281,300 a | **3,150,560** |
| **Brazil--8.3%** | | |
| Banco do Brasil | 21,800 | 596,149 |
| Banco Itau Holding Financeira, ADR | 212,940 | 7,129,231 |
| Banco Nossa Caixa | 21,500 | 499,579 |
| Brasil Telecom Participacoes, ADR | 347,380 | 13,078,857 |
| Braskem, ADR | 154,300 | 2,241,979 |
| Centrais Eletricas Brasileiras | 97,990 | 2,328,570 |
| Cia Brasileira de Distribuicao Grupo Pao de Acucar, ADR | 242,800 | 7,531,656 |
| Cia de Saneamento Basico do Estado de Sao Paulo | 15,719 | 1,896,697 |
| Cia de Saneamento Basico do Estado de Sao Paulo, ADR | 35,300 | 1,059,000 |
| Cia Vale do Rio Doce (CVRD), ADR | 133,000 | 3,692,080 |
| Empresa Brasileira de Aeronautica, ADR | 195,130 | 8,125,213 |
| Grendene | 498,400 | 5,023,172 |
| Petroleo Brasileiro, ADR | 425,910 | 40,099,427 |
| Tam, ADR | 9,700 a | 270,436 |
| Tele Norte Leste Participacoes, ADR | 727,900 | 10,867,547 |
| Unibanco - Uniao de Bancos Brasileiros, ADR | 132,260 | 11,198,454 |
| Votorantim Celulose e Papel, ADR | 248,700 | 4,949,130 |
| | | **120,587,177** |
| **Chile--1.1%** | | |
| CorpBanca | 1,594,965,798 | 8,637,820 |
| Lan Airlines, ADR | 4,700 | 230,535 |
| Masisa | 4,000,000 | 782,822 |
| United Breweries | 1,170,880 | 6,852,846 |
| | | **16,504,023** |
| **China--4.4%** | | |
| China Oilfield Services, Cl. H | 376,000 | 199,627 |
| China Petroleum & Chemical, Cl. H | 1,239,400 | 979,870 |
| China Telecom, Cl. H | 35,691,000 | 16,517,451 |
| Huadian Power International, Cl. H | 22,406,300 | 8,641,183 |
| Huaneng Power International, Cl. H | 10,198,200 | 8,324,901 |
| Industrial & Commercial Bank of China, Cl. H | 11,894,000 a | 6,009,001 |
| PetroChina, Cl. H | 928,000 | 1,181,041 |
| Sinotrans, Cl. H | 13,151,600 | 4,733,893 |
| Weiqiao Textile, Cl. H | 7,900,900 | 9,750,561 |
| Yanzhou Coal Mining, Cl. H | 10,722,000 | 7,622,242 |
| | | **63,959,770** |
| **Czech Republic--.8%** | | |
| CEZ | 17,960 | 797,351 |
| Komercni Banka | 71,480 | 10,679,789 |
| | | **11,477,140** |
| **Egypt--.0%** | | |
| Vodafone Egypt Telecommunications | 17,300 | **299,449** |
| **Hong Kong--4.1%** | | |
| Brilliance China Automotive Holdings | 9,683,000 a | 1,655,554 |
| China Mengniu Dairy | 144,000 | 313,587 |
| China Mobile | 169,700 | 1,426,729 |
| China Overseas Land & Investment | 704,000 | 769,260 |
| China Resources Power Holdings | 216,000 | 271,010 |
| CNOOC | 25,747,900 | 22,772,571 |
| Denway Motors | 32,190,700 | 12,662,914 |
| Global Bio-Chem Technology Group | 13,594,800 | 4,439,033 |
| Panva Gas Holdings | 2,987,000 a | 1,516,750 |
| Shanghai Industrial Holdings | 4,550,600 | 9,687,480 |
| Texwinca Holdings | 6,215,600 | 4,194,925 |
| | | **59,709,813** |
| **Hungary--.7%** | | |

| | | |
|---|---:|---:|
| Egis | 1,616 | 216,935 |
| Magyar Telekom Telecommunications | 1,950,910 | 9,518,845 |
| MOL Hungarian Oil and Gas | 6,268 | 705,506 |
| | | **10,441,286** |
| **India--6.8%** | | |
| Andhra Bank | 976,650 | 1,940,145 |
| Bharat Petroleum | 1,293,788 | 9,970,619 |
| Dr. Reddy's Laboratories | 12,800 | 216,969 |
| GAIL India | 1,073,181 | 6,410,211 |
| GAIL India, GDR | 81,300 b | 2,804,850 |
| Grasim Industries | 13,400 | 814,000 |
| Hindalco Industries | 159,390 | 618,613 |
| Hindalco Industries, GDR | 2,994,600 b | 11,678,940 |
| Hindalco Industries, GDR (Prepaid Shares) | 722,350 b | 1,525,528 |
| Hindustan Petroleum | 1,608,122 | 10,240,059 |
| Jet Airways India | 158,730 | 2,398,745 |
| Mahanagar Telephone Nigam | 1,897,277 | 5,700,339 |
| Mahanagar Telephone Nigam, ADR | 417,250 | 2,474,292 |
| Mahindra & Mahindra | 48,194 | 879,085 |
| Oil & Natural Gas | 717,061 | 13,725,658 |
| Reliance Energy | 272,798 | 3,219,004 |
| Reliance Industries | 178,278 | 4,914,851 |
| State Bank of India, GDR | 255,600 b | 18,019,800 |
| Tata Consultancy Services | 24,500 | 641,470 |
| | | **98,193,178** |
| **Indonesia--.8%** | | |
| Gudang Garam | 5,317,700 | 5,773,171 |
| Indofood Sukses Makmur | 7,513,100 | 1,147,664 |
| Indosat | 7,926,000 | 4,972,668 |
| PT Astra Agro Lestari | 210,000 | 244,026 |
| | | **12,137,529** |
| **Israel--2.8%** | | |
| Bank Hapoalim | 949,744 | 4,581,882 |
| Bank Leumi Le-Israel | 1,030,475 | 4,150,086 |
| Check Point Software Technologies | 313,900 a | 7,188,310 |
| Makhteshim-Agan Industries | 221,100 | 1,177,184 |
| Nice Systems, ADR | 18,000 a | 576,000 |
| Orbotech | 9,300 a | 237,615 |
| Super-Sol | 441,724 a | 1,645,659 |
| Teva Pharmaceutical Industries, ADR | 663,200 | 21,262,192 |
| | | **40,818,928** |
| **Malaysia--4.8%** | | |
| AMMB Holdings | 7,175,800 | 6,664,093 |
| Digi.Com | 249,300 | 930,224 |
| Gamuda | 5,733,300 | 7,733,141 |
| Genting | 1,066,900 | 8,625,435 |
| Kuala Lumpur Kepong | 151,800 | 570,614 |
| Malayan Banking | 5,026,000 | 16,114,317 |
| MK Land Holdings | 1,112,000 | 195,169 |
| Resorts World | 2,696,600 | 9,838,342 |
| RHB Capital | 714,300 | 710,746 |
| Sime Darby | 10,253,800 | 19,130,224 |
| | | **70,512,305** |
| **Mexico--5.4%** | | |
| Alfa, Cl. A | 110,400 | 655,635 |
| America Movil, ADR Ser. L | 5,000 | 222,350 |
| Cemex (Units) | 2,981,640 a | 9,741,632 |
| Coca-Cola Femsa, ADR | 377,630 | 13,439,852 |
| Consorcio ARA | 50,000 | 294,887 |
| Controladora Comercial Mexicana (Units) | 6,021,600 | 11,995,154 |
| Embotelladoras Arca | 1,098,000 | 3,600,393 |
| Fomento Economico Mexicano, ADR | 4,300 | 452,575 |
| Groupo Televisa, ADR | 12,000 | 315,360 |
| Grupo Aeroportuario del Sureste, ADR | 189,680 | 8,361,094 |

| | | |
|---|---|---|
| Grupo Continental | 3,047,500 | 5,829,189 |
| Grupo Mexico, Ser. B | 219,224 | 792,727 |
| Kimberly-Clark de Mexico, Cl. A | 1,061,900 | 4,443,444 |
| Organizacion Soriana, Cl. B | 318,800 | 2,012,318 |
| Telefonos de Mexico, ADR, Ser. L | 631,500 | 16,482,150 |
| Walmart de Mexico | 123,900 | 463,829 |
| | | **79,102,589** |
| **Philippines--1.0%** | | |
| ABS-CBN Broadcasting | 1,568,300 a | 609,279 |
| Banco de Oro Universal Bank, GDR | 198,000 a,b | 3,516,448 |
| Bank of the Philippine Islands | 6,144,851 | 7,688,815 |
| Globe Telecom | 16,600 | 418,769 |
| Manila Electric, Cl. B | 2,878,000 | 1,887,689 |
| | | **14,121,000** |
| **Poland--.8%** | | |
| BRE Bank | 3,200 a | 354,173 |
| KGHM Polska Miedz | 17,125 | 604,048 |
| Telekomunikacja Polska | 1,351,997 | 10,509,378 |
| | | **11,467,599** |
| **Russia--5.0%** | | |
| LUKOIL, ADR | 389,700 | 34,683,300 |
| MMC Norilsk Nickel, ADR | 32,559 | 5,046,645 |
| Mobile Telesystems, ADR | 6,500 | 312,650 |
| Novolipetsk Steel, GDR | 286,000 b | 6,749,600 |
| OAO Gazprom, ADR | 570,550 | 26,644,685 |
| | | **73,436,880** |
| **South Africa--7.1%** | | |
| Alexander Forbes | 2,294,419 | 4,921,444 |
| Anglo Platinum | 1,900 | 219,808 |
| Aspen Pharmacare | 473,200 | 2,232,331 |
| Aveng | 404,594 | 1,851,579 |
| Bidvest Group | 653,355 | 11,649,609 |
| Edgars Consolidated Stores | 739,562 | 3,870,240 |
| Foschini | 60,781 | 479,875 |
| Investec | 66,340 | 764,695 |
| Metropolitan Holdings | 174,100 | 334,513 |
| Mittal Steel South Africa | 57,187 | 729,591 |
| Nampak | 4,775,719 | 14,014,239 |
| Nedbank Group | 1,414,899 | 24,813,077 |
| Remgro | 15,400 | 345,388 |
| Sanlam | 7,159,911 | 17,808,982 |
| Sappi | 854,391 | 13,791,938 |
| Sasol | 5,200 | 182,748 |
| Steinhoff International Holdings | 1,241,499 | 3,813,164 |
| Telkom SA | 31,189 | 586,186 |
| Truworths International | 106,499 | 445,116 |
| | | **102,854,523** |
| **South Korea--20.3%** | | |
| Daegu Bank | 30,400 | 503,723 |
| Daelim Industrial | 66,691 | 5,769,267 |
| Daewoo Engineering & Construction | 24,200 | 546,804 |
| GS Engineering & Construction | 6,400 | 598,408 |
| Hanwha Chemical | 788,280 | 9,923,473 |
| Honam Petrochemical | 5,640 | 384,739 |
| Hynix Semiconductor | 130,880 a | 4,971,018 |
| Hyundai Department Store | 100,107 | 8,940,048 |
| Hyundai Heavy Industries | 3,100 | 450,291 |
| Hyundai Mobis | 101,279 | 9,404,323 |
| Hyundai Motor | 216,290 | 16,383,490 |
| Industrial Bank of Korea | 210,500 | 3,827,685 |
| Kookmin Bank | 309,614 | 24,118,844 |
| Kookmin Bank, ADR | 17,200 | 1,345,900 |
| Korea Electric Power | 627,815 | 26,175,846 |
| Korea Electric Power, ADR | 67,000 | 1,439,830 |

| | | |
|---|---:|---:|
| Korea Exchange Bank | 223,310 a | 3,267,717 |
| KT | 26,800 | 1,375,468 |
| KT & G | 3,600 | 235,894 |
| KT, ADR | 569,820 | 14,473,428 |
| Kumho Tire | 747,500 | 10,174,172 |
| Kumho Tire, GDR | 231,200 b | 1,573,425 |
| LG Chem | 287,890 | 13,288,660 |
| LG Electronics | 273,510 | 16,391,766 |
| LG.Philips LCD, ADR | 78,700 a | 1,223,785 |
| LG.Philips LCD | 248,920 a | 7,767,032 |
| Lotte Shopping | 36,271 | 14,849,489 |
| POSCO | 50,410 | 15,837,874 |
| POSCO, ADR | 15,100 | 1,190,786 |
| Samsung Electro-Mechanics | 5,820 a | 262,695 |
| Samsung Electronics | 49,446 | 33,942,918 |
| Samsung SDI | 64,347 | 4,590,280 |
| Samsung Securities | 59,350 | 3,378,110 |
| Shinhan Financial Group | 266,690 | 12,984,423 |
| SK | 48,178 | 3,545,702 |
| SK Telecom | 16,642 | 3,867,734 |
| SK Telecom, ADR | 608,400 | 15,775,812 |
| | | **294,780,859** |
| **Taiwan--16.0%** | | |
| Advanced Semiconductor Engineering | 3,057,355 a | 3,515,179 |
| Asia Cement | 914,068 | 905,451 |
| BenQ | 20,594,100 a | 11,329,778 |
| Catcher Technology | 66,873 | 594,220 |
| China Development Financial Holding | 1,084,590 | 482,710 |
| China Motor | 8,067,103 | 7,380,196 |
| Chinatrust Financial Holding | 17,284,458 | 14,744,276 |
| Chunghwa Telecom, ADR | 885,106 | 16,817,014 |
| Compal Electronics | 23,005,472 | 21,117,679 |
| Delta Electronics | 164,450 | 505,218 |
| Elan Microelectronics | 1,081,591 | 549,905 |
| Far Eastern Textile | 3,880,300 | 3,280,056 |
| First Financial Holding | 21,541,907 | 16,079,031 |
| Fubon Financial Holding | 7,802,000 | 7,342,633 |
| High Tech Computer | 11,400 | 263,551 |
| Hung Poo Real Estate Development | 242,000 | 298,059 |
| Nan Ya Printed Circuit Board | 134,000 | 942,204 |
| Nien Hsing Textile | 2,056,000 | 1,207,356 |
| Nien Made Enterprises | 3,270,260 | 3,032,230 |
| Optimax Technology | 5,394,284 a | 3,817,929 |
| Powerchip Semiconductor | 4,357,000 | 2,827,909 |
| ProMOS Technologies | 1,278,000 a | 574,715 |
| Quanta Computer | 12,819,820 | 22,347,020 |
| Radiant Opto-Electronics | 1,882,050 | 2,931,705 |
| Shin Kong Financial Holding | 522,000 | 537,246 |
| SinoPac Financial Holdings | 33,718,225 | 18,081,014 |
| Sunplus Technology | 5,409,395 | 5,550,670 |
| Taiwan Cement | 4,489,463 | 4,072,500 |
| Taiwan Mobile | 1,127,806 | 1,127,632 |
| Taiwan Semiconductor Manufacturing, ADR | 43,644 | 469,173 |
| United Microelectronics | 71,697,391 | 46,867,557 |
| Wan Hai Lines | 597,000 | 350,580 |
| Wistron | 326,249 | 415,941 |
| Yageo | 27,664,960 a | 12,056,125 |
| | | **232,414,462** |
| **Thailand--2.2%** | | |
| Bangkok Bank Public | 427,200 | 1,547,415 |
| Charoen Pokphand Foods | 20,310,700 | 2,864,983 |
| Delta Electronics Thai | 956,700 | 468,687 |
| Kasikornbank | 5,284,200 | 10,132,550 |
| Krung Thai Bank | 18,624,600 | 6,807,636 |

| | | |
|---|---|---|
| Siam Commercial Bank | 4,574,000 | 8,444,101 |
| Siam Makro | 547,400 | 1,233,964 |
| Thai Airways International | 266,500 | 347,092 |
| | | **31,846,428** |
| **Turkey--1.4%** | | |
| KOC Holding | 1,473,120 a | 5,042,019 |
| Turkcell Iletisim Hizmetleri | 1,171,000 | 5,472,715 |
| Turkiye Is Bankasi, Cl. C | 2,400,706 | 9,982,317 |
| | | **20,497,051** |
| **United States--.3%** | | |
| iShares MSCI Emerging Markets Index Fund | 11,400 | 1,251,720 |
| Taro Pharmaceutical Industries | 316,000 a | 3,169,480 |
| | | **4,421,200** |
| **Total Common Stocks** | | |
| (cost $1,025,791,228) | | **1,372,733,749** |
| | | |
| **Preferred Stocks--3.4%** | | |
| **Brazil:** | | |
| Brasil Telecom | 83,000 | 377,970 |
| Braskem, Cl. A | 992,900 | 7,243,626 |
| Centrais Eletricas Brasileiras, Cl. B | 329,041 | 7,011,325 |
| Cia de Tecidos do Norte de Minas - Coteminas | 64,208 | 6,827,480 |
| Cia Energetica de Minas Gerais | 169,105 | 7,660,954 |
| Cia Paranaense de Energia, Cl. B | 619,109 | 6,840,825 |
| Petroleo Brasileiro | 31,200 | 661,071 |
| Telecomunicacoes de Sao Paulo | 146,527 | 3,316,672 |
| Telemar Norte Leste, Cl. A | 150,904 | 3,418,537 |
| Telemig Celular Participacoes | 3,346,453 | 6,157,597 |
| Usinas Siderurgicas de Minas Gerais, Cl. A | 19,500 | 659,466 |
| **Total Preferred Stocks** | | |
| (cost $31,863,650) | | **50,175,523** |
| | | |
| **Other Investment--.7%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred Plus Money Market Fund | | |
| (cost $10,100,000) | 10,100,000 c | **10,100,000** |
| | | |
| **Total Investments** (cost $1,067,754,878) | **98.4%** | **1,433,009,272** |
| **Cash and Receivables (Net)** | **1.6%** | **23,119,315** |
| **Net Assets** | **100.0%** | **1,456,128,587** |

ADR - American Depository Receipts

GDR - Global Depository Receipts

a   Non-income producing security.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may
    be resold in transactions exempt from registration, normally to qualified institutional buyers. At November
    30, 2006, these securities amounted to $45,868,591 or 3.2% of net assets.

c   Investment in affiliated money market mutual fund.


Securities valuation policies and other investment related disclosures are hereby incorporated by reference

to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Mellon Bond Fund**
**November 30, 2006 (Unaudited)**

| Bonds and Notes--98.6% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./Auto Receivables--3.4%** | | | | |
| Harley-Davidson Motorcycle Trust, | | | | |
| Ser. 2005-3, Cl. A2 | 4.41 | 6/15/12 | 2,365,000 | 2,346,652 |
| Honda Auto Receivables Owner | | | | |
| Trust, Ser. 2004-3, Cl. A4 | 3.28 | 2/18/10 | 6,940,000 | 6,791,558 |
| Honda Auto Receivables Owner | | | | |
| Trust, Ser. 2006-3, Cl. A4 | 5.11 | 4/15/12 | 6,180,000 | 6,220,850 |
| Hyundai Auto Receivables Trust, | | | | |
| Ser. 2006-B, Cl. A4 | 5.15 | 5/15/13 | 3,600,000 | 3,623,688 |
| Nissan Auto Lease Trust, | | | | |
| Ser. 2006-A, Cl. A4 | 5.10 | 7/16/12 | 6,780,000 | 6,807,988 |
| Onyx Acceptance Grantor Trust, | | | | |
| Ser. 2005-A, Cl. A4 | 3.91 | 9/15/11 | 4,910,000 | 4,834,795 |
| | | | | **30,625,531** |
| **Asset-Backed Ctfs./Other--.5%** | | | | |
| CIT Equipment Collateral, | | | | |
| Ser. 2006-VT2, Cl. A4 | 5.05 | 4/20/14 | 2,535,000 | 2,543,241 |
| CNH Equipment Trust, | | | | |
| Ser. 2005-A, Cl. A4B | 4.29 | 6/15/12 | 2,305,000 | 2,280,441 |
| | | | | **4,823,682** |
| **Automotive, Trucks & Parts--.8%** | | | | |
| Johnson Controls, | | | | |
| Sr. Notes | 5.25 | 1/15/11 | 7,110,000 | **7,108,279** |
| **Bank & Finance--10.5%** | | | | |
| AEP Texas Central Transition | | | | |
| Funding, Scd. Bonds, Ser. A-4 | 5.17 | 1/1/18 | 7,090,000 | 7,010,238 |
| Agua Caliente Band of Cahuilla | | | | |
| Indians, Scd. Notes | 6.08 | 10/1/16 | 2,635,000 a | 2,669,703 |
| AXA Financial, | | | | |
| Sr. Notes | 7.75 | 8/1/10 | 5,000,000 | 5,436,580 |
| Bank of America, | | | | |
| Sub. Notes | 7.40 | 1/15/11 | 4,385,000 | 4,780,273 |
| Bank of America, | | | | |
| Sub. Notes | 7.80 | 2/15/10 | 6,380,000 | 6,909,578 |
| BankAmerica Capital II, | | | | |
| Gtd. Unscd. Notes., Ser. 2 | 8.00 | 12/15/26 | 6,775,000 | 7,049,950 |
| Bear Stearns Cos., | | | | |
| Notes | 4.50 | 10/28/10 | 2,000,000 | 1,966,310 |
| Caterpillar Financial Services, | | | | |
| Notes | 5.05 | 12/1/10 | 4,540,000 | 4,553,774 |
| CIT Group, | | | | |
| Sr. Notes | 7.75 | 4/2/12 | 4,365,000 | 4,863,304 |
| Citigroup, | | | | |
| Sub. Notes | 5.00 | 9/15/14 | 4,000,000 | 3,960,268 |
| Goldman Sachs Group, | | | | |
| Gtd. Notes | 6.35 | 2/15/34 | 6,455,000 | 6,753,647 |
| HSBC Holdings, | | | | |
| Sub. Notes | 6.50 | 5/2/36 | 4,500,000 | 5,006,858 |
| International Lease Finance, | | | | |
| Notes | 5.75 | 6/15/11 | 3,635,000 b | 3,736,551 |
| J.P. Morgan & Co., | | | | |

| | | | | |
|---|---|---|---|---|
| Sub. Notes | 6.25 | 1/15/09 | 1,800,000 | 1,834,616 |
| John Deere Capital, | | | | |
| Notes | 7.00 | 3/15/12 | 4,360,000 | 4,741,461 |
| Landwirtschaftliche Rentenbank, | | | | |
| Gov't Gtd. Notes | 3.25 | 10/12/07 | 6,555,000 b | 6,456,046 |
| Lehman Brothers Holdings, | | | | |
| Sub. Notes | 5.75 | 1/3/17 | 7,180,000 b | 7,366,472 |
| Morgan Stanley, | | | | |
| Sub. Notes | 4.75 | 4/1/14 | 7,210,000 | 6,985,012 |
| PNC Funding, | | | | |
| Sr. Notes | 4.50 | 3/10/10 | 2,825,000 | 2,784,032 |
| | | | | **94,864,673** |

**Building & Construction--.4%**

| | | | | |
|---|---|---|---|---|
| CRH America, | | | | |
| Gtd. Notes | 5.30 | 10/15/13 | 3,495,000 | **3,446,919** |

**Commercial & Professional Services--.8%**

| | | | | |
|---|---|---|---|---|
| Seminole Tribe of Florida, | | | | |
| Notes | 5.80 | 10/1/13 | 7,400,000 a | **7,356,651** |

**Commercial Mortgage Pass-Through Ctfs.--5.0%**

| | | | | |
|---|---|---|---|---|
| Banc of America Commercial | | | | |
| Mortgage, Ser. 2005-6, Cl. AM | 5.35 | 9/10/47 | 10,820,000 c | 10,911,992 |
| Citigroup/Deutsche Bank Commercial | | | | |
| Mortgage Association, | | | | |
| Ser. 2006-CD3, Cl. AM | 5.65 | 10/15/48 | 3,280,000 | 3,398,367 |
| Citigroup/Deutsche Bank Commercial | | | | |
| Mortgage Trust, Ser. 2006-CD2, | | | | |
| Cl. A3 | 5.61 | 1/15/46 | 3,870,000 c | 3,940,025 |
| J.P. Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2005-LDP2, Cl. AM | 4.78 | 7/15/42 | 3,720,000 | 3,625,816 |
| J.P. Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2005-CB12, Cl. AM | 4.95 | 9/12/37 | 3,075,000 c | 3,028,272 |
| J.P. Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2006-CB15, Cl. AM | 5.86 | 6/12/43 | 6,080,000 c | 6,407,900 |
| LB-UBS Commercial Mortgage Trust, | | | | |
| Ser. 2006-C6, Cl. AM | 5.41 | 9/15/39 | 3,890,000 c | 3,964,909 |
| LB-UBS Commercial Mortgage Trust, | | | | |
| Ser. 2006-C3, Cl. AM | 5.71 | 3/15/39 | 5,055,000 c | 5,266,461 |
| LB-UBS Commercial Mortgage Trust, | | | | |
| Ser. 2006-C4, Cl. AM | 6.12 | 6/15/38 | 4,000,000 c | 4,251,758 |
| | | | | **44,795,500** |

**Food & Beverages--.4%**

| | | | | |
|---|---|---|---|---|
| Diageo Finance, | | | | |
| Gtd. Notes | 5.50 | 4/1/13 | 3,805,000 | **3,854,263** |

**Foreign/Governmental--1.5%**

| | | | | |
|---|---|---|---|---|
| Province of Ontario, | | | | |
| Notes | 5.13 | 7/17/12 | 3,500,000 b | 3,561,264 |
| Province of Ontario, | | | | |
| Sr. Unsub. Bonds | 5.50 | 10/1/08 | 4,000,000 | 4,039,732 |
| United Mexican States, | | | | |
| Notes | 5.63 | 1/15/17 | 4,705,000 | 4,742,640 |
| United Mexican States, | | | | |
| Notes | 6.63 | 3/3/15 | 1,480,000 | 1,591,000 |
| | | | | **13,934,636** |

**Health Care--.4%**

Aetna,

| | | | | |
|---|---|---|---|---|
| Sr. Unsub. Notes | 5.75 | 6/15/11 | 3,380,000 | **3,461,579** |
| **Industrials--3.6%** | | | | |
| Devon Financing, | | | | |
| Gtd. Notes | 6.88 | 9/30/11 | 3,000,000 | 3,210,837 |
| Emerson Electric, | | | | |
| Notes | 5.00 | 12/15/14 | 3,500,000 | 3,471,444 |
| Fortune Brands, | | | | |
| Notes | 5.13 | 1/15/11 | 4,150,000 b | 4,102,922 |
| Home Depot, | | | | |
| Sr. Unscd. Notes | 5.40 | 3/1/16 | 4,350,000 | 4,344,915 |
| International Business Machines, | | | | |
| Notes | 4.38 | 6/1/09 | 3,000,000 | 2,961,786 |
| International Business Machines, | | | | |
| Debs. | 7.00 | 10/30/25 | 2,000,000 | 2,351,024 |
| Oracle, | | | | |
| Notes | 5.00 | 1/15/11 | 7,000,000 | 6,995,765 |
| Wal-Mart Stores, | | | | |
| Bonds | 5.25 | 9/1/35 | 5,310,000 | 5,071,023 |
| | | | | **32,509,716** |
| **Media & Telecommunications--5.5%** | | | | |
| AT & T, | | | | |
| Notes | 6.80 | 5/15/36 | 2,500,000 b | 2,742,975 |
| British Sky Broadcasting, | | | | |
| Gtd. Notes | 6.88 | 2/23/09 | 4,180,000 | 4,331,274 |
| Cisco Systems, | | | | |
| Sr. Unscd. Notes | 5.50 | 2/22/16 | 4,200,000 | 4,295,583 |
| Comcast, | | | | |
| Gtd. Notes | 5.90 | 3/15/16 | 6,400,000 | 6,529,862 |
| News America Holdings, | | | | |
| Gtd. Debs. | 7.60 | 10/11/15 | 3,750,000 | 4,275,090 |
| SBC Communications, | | | | |
| Sr. Unscd. Notes | 5.88 | 8/15/12 | 4,320,000 | 4,458,318 |
| Sprint Capital, | | | | |
| Gtd. Notes | 6.90 | 5/1/19 | 6,360,000 | 6,749,385 |
| Time Warner, | | | | |
| Gtd. Notes | 6.50 | 11/15/36 | 5,765,000 b | 5,906,571 |
| Univision Communications, | | | | |
| Gtd. Notes | 3.50 | 10/15/07 | 6,825,000 | 6,668,776 |
| Verizon Global Funding, | | | | |
| Notes | 7.25 | 12/1/10 | 3,200,000 | 3,445,955 |
| | | | | **49,403,789** |
| **Real Estate Investment Trusts--1.0%** | | | | |
| ERP Operating, | | | | |
| Notes | 6.95 | 3/2/11 | 4,000,000 | 4,279,788 |
| Simon Property Group, | | | | |
| Unscd. Notes | 5.75 | 5/1/12 | 4,755,000 | 4,875,644 |
| | | | | **9,155,432** |
| **Residential Mortgage Pass-Through Ctfs.--.7%** | | | | |
| Washington Mutual, | | | | |
| Ser. 2003-S4, Cl. 4A1 | 4.00 | 2/25/32 | 1,540,138 | 1,491,761 |
| Washington Mutual, | | | | |
| Ser. 2004-AR9, Cl. A6 | 4.16 | 8/25/34 | 4,510,000 c | 4,411,516 |
| | | | | **5,903,277** |
| **U.S. Government Agencies--9.4%** | | | | |
| Federal Home Loan Banks, | | | | |
| Bonds | 5.40 | 9/18/08 | 3,145,000 | 3,149,236 |
| Federal Home Loan Banks, | | | | |
| Bonds | 5.40 | 10/23/09 | 5,210,000 | 5,211,391 |

| | | | | |
|---|---|---|---|---|
| Federal Home Loan Banks, Bonds | 5.50 | 2/21/08 | 4,520,000 | 4,521,532 |
| Federal Home Loan Banks, Bonds, Ser. 661 | 5.50 | 6/13/08 | 4,060,000 | 4,069,078 |
| Federal Home Loan Banks, Bonds, Ser. 659 | 5.50 | 6/5/09 | 4,470,000 | 4,480,339 |
| Federal Home Loan Banks, Bonds | 5.63 | 8/14/08 | 5,475,000 | 5,480,464 |
| Federal Home Loan Banks, Bonds | 5.75 | 8/7/09 | 4,590,000 | 4,603,104 |
| Federal Home Loan Banks, Bonds, Ser. 670 | 5.88 | 6/29/09 | 4,510,000 | 4,523,963 |
| Federal Home Loan Mortgage Corp., Notes | 5.00 | 12/28/07 | 3,370,000 | 3,365,788 |
| Federal Home Loan Mortgage Corp., Notes | 5.33 | 2/27/09 | 2,760,000 | 2,759,603 |
| Federal Home Loan Mortgage Corp., Notes | 5.50 | 4/24/09 | 6,685,000 | 6,689,486 |
| Federal Home Loan Mortgage Corp., Notes | 5.75 | 5/23/11 | 5,345,000 | 5,388,989 |
| Federal National Mortgage Association, Notes | 5.20 | 11/8/10 | 4,625,000 | 4,614,316 |
| Federal National Mortgage Association, Notes | 5.25 | 4/4/08 | 4,735,000 | 4,736,326 |
| Federal National Mortgage Association, Notes, Ser. 1 | 5.30 | 10/10/08 | 4,635,000 | 4,636,650 |
| Federal National Mortgage Association, Notes | 5.60 | 6/15/09 | 6,355,000 | 6,364,501 |
| Federal National Mortgage Association, Notes | 5.70 | 7/17/08 | 5,225,000 | 5,242,525 |
| Federal National Mortgage Association, Notes | 5.75 | 6/9/11 | 4,710,000 | 4,751,424 |
| | | | | **84,588,715** |

**U.S. Government Agencies/Mortgage-Backed--34.5%**

| | | | |
|---|---|---|---|
| Federal Home Loan Mortgage Corp.: | | | |
| 4.50%, 9/1/18 - 3/1/21 | | 22,752,900 | 22,141,472 |
| 5.00%, 10/1/18 - 7/1/36 | | 31,651,306 | 30,979,635 |
| 5.10%, 10/1/35 | | 6,430,651 c | 6,385,483 |
| 5.50%, 9/1/19 - 3/1/35 | | 30,575,564 | 30,617,872 |
| 6.00%, 7/1/17 - 7/1/20 | | 4,534,490 | 4,608,807 |
| 7.00%, 4/1/32 - 8/1/36 | | 4,850,552 | 4,987,811 |
| Ser. 1660, Cl. H 6.50%, 1/15/09 | | 1,158,203 | 1,159,454 |
| Federal National Mortgage Association: | | | |
| 3.98%, 3/1/35 | | 7,943,680 c | 7,797,416 |
| 4.57%, 3/1/35 | | 3,802,406 c | 3,724,820 |
| 4.96%, 9/1/35 | | 7,306,170 c | 7,237,648 |
| 5.00%, 5/1/19 - 4/1/36 | | 45,275,874 | 44,475,248 |
| 5.09%, 10/1/35 | | 7,565,675 c | 7,511,558 |
| 5.50%, 1/1/20 - 4/1/36 | | 68,173,887 | 68,076,483 |
| 6.00%, 9/1/21 - 9/1/34 | | 22,850,389 | 23,182,707 |
| 6.50%, 3/1/17 - 11/1/36 | | 33,172,452 | 33,866,462 |
| 7.00%, 6/1/09 - 7/1/36 | | 7,086,387 | 7,285,109 |
| 7.50%, 7/1/32 | | 820,985 | 855,154 |
| 8.00%, 7/1/07 - 2/1/13 | | 535,948 | 542,049 |
| Government National Mortgage Association I: | | | |
| 6.00%, 10/15/08 - 10/15/33 | | 2,946,328 | 2,989,674 |
| 7.00%, 5/15/23 - 12/15/23 | | 833,918 | 862,465 |
| 7.50%, 3/15/27 | | 603,555 | 631,155 |

| | | | | |
|---|---|---|---|---|
| 8.00%, 5/15/07 - 9/15/08 | | | 438,958 | 439,623 |
| 9.00%, 12/15/09 | | | 838,476 | 855,807 |
| 7.00%, 12/15/23 | | | 414,795 | 428,994 |
| | | | | **311,642,906** |

**U.S. Government Securities--19.3%**

U.S. Treasury Bonds:

| | | | | |
|---|---|---|---|---|
| 4.50%, 2/15/36 | | | 7,205,000 b | 7,135,767 |
| 6.25%, 8/15/23 | | | 42,035,000 b | 49,712,987 |

U.S. Treasury Inflation Protected

| | | | | |
|---|---|---|---|---|
| Securities, 3.38%, 1/15/07 | | | 11,982,445 b,d | 11,891,563 |

U.S. Treasury Notes:

| | | | | |
|---|---|---|---|---|
| 4.00%, 11/15/12 | | | 44,370,000 b | 43,425,407 |
| 4.25%, 1/15/11 | | | 17,985,000 b | 17,852,235 |
| 4.38%, 12/15/10 | | | 8,300,000 b | 8,280,229 |
| 4.50%, 2/15/16 | | | 3,910,000 b | 3,922,222 |
| 4.63%, 8/31/11 | | | 14,585,000 b | 14,698,953 |
| 4.63%, 11/15/16 | | | 3,635,000 b | 3,683,847 |
| 4.88%, 8/15/16 | | | 4,685,000 b | 4,833,786 |
| 5.13%, 5/15/16 | | | 6,190,000 b | 6,502,403 |
| 6.00%, 8/15/09 | | | 1,940,000 b | 2,012,447 |
| | | | | **173,951,846** |

**Utilities--.9%**

FPL Group Capital,

| | | | | |
|---|---|---|---|---|
| Gtd. Debs. | 6.13 | 5/15/07 | 6,000,000 | 6,020,868 |

Southern California Edison,

| | | | | |
|---|---|---|---|---|
| First Mortgage Bonds | 4.65 | 4/1/15 | 2,200,000 | 2,118,228 |
| | | | | **8,139,096** |

**Total Bonds and Notes**

| | | | | |
|---|---|---|---|---|
| (cost $887,210,614) | | | | **889,566,490** |

| **Other Investment--.8%** | | | Shares | Value ($) |
|---|---|---|---|---|
| **Registered Investment Company;** | | | | |
| Dreyfus Institutional Preferred | | | | |
| Plus Money Market Fund | | | | |
| (cost $7,507,000) | | | 7,507,000 e | **7,507,000** |

**Investment of Cash Collateral
  for Securities Loaned--21.1%**

| | | | | |
|---|---|---|---|---|
| **Registered Investment Company;** | | | | |
| Dreyfus Institutional Cash | | | | |
| Advantage Plus Fund | | | | |
| (cost $190,007,117) | | | 190,007,117 e | **190,007,117** |

| | | | | |
|---|---|---|---|---|
| **Total Investments** (cost $1,084,724,731) | | | **120.5%** | **1,087,080,607** |
| **Liabilities, Less Cash and Receivables** | | | **(20.5%)** | **(185,033,442)** |
| **Net Assets** | | | **100.0%** | **902,047,165** |

a    Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may
     be resold in transactions exempt from registration, normally to qualified institutional buyers. At November
     30, 2006, these securities amounted to $10,026,354 or 1.1% of net assets.

b    All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's
     securities on loan is $185,962,970 and the total market value of the collateral held by the fund is $190,007,117.

c    Variable rate security--interest rate subject to periodic change.

d    Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

e    Investment in affiliated money market mutual fund.


Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the

annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Mellon Intermediate Bond Fund**
**November 30, 2006 (Unaudited)**

| Bonds and Notes--98.0% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./Auto Receivables--3.8%** | | | | |
| Harley-Davidson Motorcycle Trust, | | | | |
| Ser. 2005-3, Cl. A2 | 4.41 | 6/15/12 | 2,350,000 | 2,331,769 |
| Honda Auto Receivables Owner | | | | |
| Trust, Ser. 2004-3, Cl. A4 | 3.28 | 2/18/10 | 4,660,000 | 4,560,325 |
| Honda Auto Receivables Owner | | | | |
| Trust, Ser. 2006-3, Cl. A4 | 5.11 | 4/15/12 | 4,670,000 | 4,700,869 |
| Hyundai Auto Receivables Trust, | | | | |
| Ser. 2006-B, Cl. A4 | 5.15 | 5/15/13 | 2,680,000 | 2,697,634 |
| Nissan Auto Lease Trust, | | | | |
| Ser. 2006-A, Cl. A4 | 5.10 | 7/16/12 | 5,135,000 | 5,156,197 |
| Nissan Auto Receivables Owner | | | | |
| Trust, Ser. 2004-A, Cl. A4 | 2.76 | 7/15/09 | 3,504,737 | 3,446,011 |
| Onyx Acceptance Grantor Trust, | | | | |
| Ser. 2005-A, Cl. A4 | 3.91 | 9/15/11 | 3,150,000 | 3,101,753 |
| | | | | **25,994,558** |
| **Asset-Backed Ctfs./Other--1.1%** | | | | |
| Caterpillar Financial Asset Trust, | | | | |
| Ser. 2005-A, Cl. A4 | 4.10 | 6/25/10 | 2,700,000 | 2,667,044 |
| CIT Equipment Collateral, | | | | |
| Ser. 2006-VT2, Cl. A4 | 5.05 | 4/20/14 | 3,185,000 | 3,195,354 |
| CNH Equipment Trust, | | | | |
| Ser. 2005-A, Cl. A4B | 4.29 | 6/15/12 | 1,660,000 | 1,642,313 |
| | | | | **7,504,711** |
| **Automotive, Trucks & Parts--.8%** | | | | |
| Johnson Controls, | | | | |
| Sr. Notes | 5.25 | 1/15/11 | 5,715,000 | **5,713,617** |
| **Bank & Finance--13.1%** | | | | |
| Agua Caliente Band of Cahuilla | | | | |
| Indians, Scd. Notes | 6.08 | 10/1/16 | 1,965,000 a | 1,990,879 |
| AXA Financial, | | | | |
| Sr. Notes | 7.75 | 8/1/10 | 3,625,000 | 3,941,521 |
| Bank of America, | | | | |
| Sub. Notes | 7.40 | 1/15/11 | 3,805,000 | 4,147,990 |
| Bank of America, | | | | |
| Sub. Notes | 7.80 | 2/15/10 | 5,125,000 | 5,550,406 |
| Bank of New York, | | | | |
| Sr. Notes, Ser. E | 3.63 | 1/15/09 | 4,000,000 | 3,890,164 |
| BankAmerica Capital II, | | | | |
| Gtd. Cap. Secs., Ser. 2 | 8.00 | 12/15/26 | 4,975,000 | 5,176,900 |
| Bear Stearns Cos., | | | | |
| Notes | 4.50 | 10/28/10 | 2,100,000 b | 2,064,626 |
| Caterpillar Financial Services, | | | | |
| Notes | 5.05 | 12/1/10 | 4,975,000 | 4,990,094 |
| CIT Group, | | | | |
| Sr. Notes | 7.75 | 4/2/12 | 3,665,000 | 4,083,393 |
| Citigroup, | | | | |
| Sub. Notes | 5.00 | 9/15/14 | 4,400,000 | 4,356,295 |
| Equitable Cos., | | | | |
| Sr. Notes | 6.50 | 4/1/08 | 1,200,000 | 1,218,868 |
| General Electric Capital, | | | | |

| | | | | |
|---|---|---|---|---|
| Notes | 5.50 | 4/28/11 | 5,265,000 | 5,381,456 |
| Goldman Sachs Group, | | | | |
| Notes | 4.75 | 7/15/13 | 5,400,000 b | 5,284,073 |
| Household Finance, | | | | |
| Notes | 4.75 | 7/15/13 | 5,400,000 | 5,288,485 |
| International Lease Finance, | | | | |
| Notes | 5.75 | 6/15/11 | 4,645,000 b | 4,774,767 |
| John Deere Capital, | | | | |
| Notes | 7.00 | 3/15/12 | 3,660,000 | 3,980,217 |
| Landwirtschaftliche Rentenbank, | | | | |
| Gov't Gtd. Notes | 3.25 | 10/12/07 | 8,320,000 b | 8,194,401 |
| Lehman Brothers Holdings, | | | | |
| Notes | 4.25 | 1/27/10 | 2,400,000 | 2,352,062 |
| Lehman Brothers Holdings, | | | | |
| Sr. Notes | 5.75 | 7/18/11 | 1,285,000 b | 1,321,162 |
| Morgan Stanley, | | | | |
| Unsub. Bonds | 6.75 | 4/15/11 | 5,895,000 | 6,286,953 |
| Wachovia, | | | | |
| Sub. Notes | 6.38 | 2/1/09 | 4,000,000 | 4,091,076 |
| | | | | **88,365,788** |

**Building & Construction--.7%**

| | | | | |
|---|---|---|---|---|
| CRH America, | | | | |
| Gtd. Notes | 5.30 | 10/15/13 | 4,930,000 | **4,862,178** |

**Commercial & Professional Services--.8%**

| | | | | |
|---|---|---|---|---|
| Seminole Tribe of Florida, | | | | |
| Notes | 5.80 | 10/1/13 | 5,100,000 a | **5,070,124** |

**Commercial Mortgage Pass-Through Ctfs.--2.7%**

| | | | | |
|---|---|---|---|---|
| Citigroup/Deutsche Bank Commercial | | | | |
| Mortgage Association, | | | | |
| Ser. 2006-CD3, Cl. AM | 5.65 | 10/15/48 | 4,485,000 | 4,646,853 |
| Citigroup/Deutsche Bank Commercial | | | | |
| Mortgage Trust, Ser. 2006-CD2, | | | | |
| Cl. A3 | 5.61 | 1/15/46 | 3,735,000 c | 3,802,582 |
| GS Mortgage Securities II, | | | | |
| Ser. 2005-GG4, Cl. A4 | 4.76 | 7/10/39 | 2,800,000 | 2,738,249 |
| J.P. Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2005-LDP2, Cl. AM | 4.78 | 7/15/42 | 2,405,000 | 2,344,109 |
| J.P. Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2005-CB12, Cl. AM | 4.95 | 9/12/37 | 1,985,000 c | 1,954,836 |
| LB-UBS Commercial Mortgage Trust, | | | | |
| Ser. 2006-C4, Cl. AM | 6.12 | 6/15/38 | 2,800,000 c | 2,976,230 |
| | | | | **18,462,859** |

**Food & Beverages--.4%**

| | | | | |
|---|---|---|---|---|
| Diageo Finance, | | | | |
| Gtd. Notes | 5.50 | 4/1/13 | 2,670,000 | **2,704,568** |

**Foreign/Governmental--.5%**

| | | | | |
|---|---|---|---|---|
| Province of Ontario, | | | | |
| Notes | 5.13 | 7/17/12 | 2,200,000 | 2,238,509 |
| United Mexican States, | | | | |
| Notes | 6.63 | 3/3/15 | 1,064,000 | 1,143,800 |
| | | | | **3,382,309** |

**Health Care--.6%**

| | | | | |
|---|---|---|---|---|
| Aetna, | | | | |
| Sr. Unsub. Notes | 5.75 | 6/15/11 | 3,850,000 | **3,942,924** |

**Industrials--4.1%**

| | | | | |
|---|---|---|---|---|
| Devon Financing, | | | | |

| | | | | |
|---|---|---|---|---|
| Gtd. Notes | 6.88 | 9/30/11 | 4,000,000 | 4,281,116 |
| Emerson Electric, | | | | |
| Notes | 4.63 | 10/15/12 | 3,000,000 | 2,943,468 |
| Fortune Brands, | | | | |
| Notes | 5.13 | 1/15/11 | 4,140,000 b | 4,093,036 |
| International Business Machines, | | | | |
| Notes | 4.38 | 6/1/09 | 5,000,000 | 4,936,310 |
| Oracle/Ozark Holding, | | | | |
| Notes | 5.00 | 1/15/11 | 7,000,000 b | 6,995,765 |
| Wal-Mart Stores, | | | | |
| Sr. Notes | 6.88 | 8/10/09 | 4,500,000 | 4,723,371 |
| | | | | **27,973,066** |
| **Media & Telecommunications--5.2%** | | | | |
| British Sky Broadcasting, | | | | |
| Gtd. Notes | 6.88 | 2/23/09 | 3,930,000 | 4,072,227 |
| Cisco Systems, | | | | |
| Sr. Unscd. Notes | 5.25 | 2/22/11 | 5,000,000 b | 5,058,875 |
| Comcast, | | | | |
| Gtd. Notes | 5.90 | 3/15/16 | 4,555,000 | 4,647,426 |
| News America, | | | | |
| Gtd. Sr. Notes | 4.75 | 3/15/10 | 4,115,000 | 4,070,496 |
| SBC Communications, | | | | |
| Sr. Unscd. Notes | 5.88 | 8/15/12 | 3,045,000 | 3,142,495 |
| Sprint Capital, | | | | |
| Notes | 8.38 | 3/15/12 | 5,250,000 | 5,920,845 |
| Time Warner, | | | | |
| Gtd. Notes | 5.50 | 11/15/11 | 3,090,000 b | 3,117,000 |
| Univision Communications, | | | | |
| Gtd. Notes | 3.50 | 10/15/07 | 2,595,000 | 2,535,600 |
| Verizon Global Funding, | | | | |
| Notes | 7.25 | 12/1/10 | 2,400,000 | 2,584,466 |
| | | | | **35,149,430** |
| **Real Estate Investment Trusts--.8%** | | | | |
| ERP Operating, | | | | |
| Notes | 6.95 | 3/2/11 | 1,875,000 | 2,006,150 |
| Simon Property Group, | | | | |
| Unscd. Notes | 5.75 | 5/1/12 | 3,470,000 | 3,558,041 |
| | | | | **5,564,191** |
| **U.S. Government Agencies--17.6%** | | | | |
| Federal Home Loan Banks, | | | | |
| Bonds | 5.40 | 9/18/08 | 6,410,000 | 6,418,634 |
| Federal Home Loan Banks, | | | | |
| Bonds | 5.40 | 10/23/09 | 6,800,000 | 6,801,816 |
| Federal Home Loan Banks, | | | | |
| Bonds | 5.50 | 2/21/08 | 7,315,000 | 7,317,480 |
| Federal Home Loan Banks, | | | | |
| Bonds, Ser. 661 | 5.50 | 6/13/08 | 6,090,000 | 6,103,617 |
| Federal Home Loan Banks, | | | | |
| Bonds, Ser. 1 | 5.50 | 8/28/08 | 9,885,000 | 9,894,984 |
| Federal Home Loan Banks, | | | | |
| Bonds, Ser. 659 | 5.50 | 6/5/09 | 4,745,000 | 4,755,975 |
| Federal Home Loan Banks, | | | | |
| Bonds | 5.63 | 8/14/08 | 8,415,000 | 8,423,398 |
| Federal Home Loan Banks, | | | | |
| Bonds | 5.75 | 8/7/09 | 7,015,000 | 7,035,028 |
| Federal Home Loan Banks, | | | | |
| Bonds, Ser. 670 | 5.88 | 6/29/09 | 6,900,000 | 6,921,362 |
| Federal Home Loan Mortgage Corp., | | | | |

| | | | | |
|---|---|---|---|---|
| Notes | 5.00 | 12/28/07 | 3,500,000 | 3,495,625 |
| Federal Home Loan Mortgage Corp., | | | | |
| Notes | 5.33 | 2/27/09 | 2,730,000 | 2,729,607 |
| Federal Home Loan Mortgage Corp., | | | | |
| Notes | 5.50 | 4/24/09 | 4,935,000 | 4,938,311 |
| Federal Home Loan Mortgage Corp., | | | | |
| Notes | 5.75 | 5/23/11 | 5,750,000 | 5,797,323 |
| Federal National Mortgage | | | | |
| Association,  Notes | 5.20 | 11/8/10 | 3,275,000 | 3,267,435 |
| Federal National Mortgage | | | | |
| Association, Notes | 5.25 | 4/4/08 | 7,135,000 | 7,136,998 |
| Federal National Mortgage | | | | |
| Association, Notes, Ser. 1 | 5.30 | 10/10/08 | 7,165,000 | 7,167,551 |
| Federal National Mortgage | | | | |
| Association, Notes | 5.60 | 6/15/09 | 7,695,000 | 7,706,504 |
| Federal National Mortgage | | | | |
| Association, Notes | 5.70 | 7/17/08 | 6,870,000 | 6,893,042 |
| Federal National Mortgage | | | | |
| Association, Notes | 5.75 | 6/9/11 | 6,175,000 | 6,229,309 |
| | | | | **119,033,999** |

**U.S. Government Agencies/Mortgage-Backed--1.3%**

Federal Home Loan Mortgage Corp.:

| | | |
|---|---|---|
| 3.50%, 5/1/08 | 868,675 | 845,342 |
| 4.50%, 11/1/07 | 829,310 | 823,696 |
| 4.92%, 11/1/32 | 695,924 c | 705,093 |
| REMIC, Ser. 2134, Cl. PM | | |
| 5.50%, 3/15/14 | 1,803,443 | 1,816,572 |

Federal National Mortgage Association:

| | | |
|---|---|---|
| 5.00%, 10/1/18 | 3,896,277 | 3,870,640 |
| 7.00%, 6/1/09 | 162,633 | 163,770 |

Government National Mortgage Association I:

| | | |
|---|---|---|
| 6.50%, 9/15/13 | 463,743 | 475,299 |
| 8.00%, 2/15/08 | 91,592 | 92,030 |
| | | **8,792,442** |

**U.S. Government Securities--43.5%**

U.S. Treasury Inflation Protected

| | | |
|---|---|---|
| Securities, 3.38%, 1/15/07 | 14,742,699 b,d | 14,630,881 |

U.S. Treasury Notes:

| | | |
|---|---|---|
| 4.00%, 11/15/12 | 24,965,000 b | 24,433,520 |
| 4.13%, 8/15/10 | 8,730,000 b | 8,633,839 |
| 4.13%, 5/15/15 | 1,375,000 b | 1,344,225 |
| 4.25%, 1/15/11 | 42,590,000 b | 42,275,601 |
| 4.25%, 8/15/15 | 9,995,000 b | 9,851,722 |
| 4.38%, 8/15/12 | 4,560,000 b | 4,554,660 |
| 4.50%, 11/15/15 | 27,610,000 b | 27,700,616 |
| 4.50%, 2/15/16 | 5,360,000 b | 5,376,755 |
| 4.63%, 8/31/11 | 26,835,000 b | 27,044,662 |
| 4.63%, 11/15/16 | 6,330,000 b | 6,415,063 |
| 4.88%, 8/15/16 | 20,870,000 b | 21,532,789 |
| 5.13%, 5/15/16 | 23,155,000 b | 24,323,610 |
| 5.50%, 2/15/08 | 980,000 b | 988,460 |
| 6.00%, 8/15/09 | 72,535,000 b | 75,243,747 |
| | | **294,350,150** |

**Utilities--1.0%**

| | | | | |
|---|---|---|---|---|
| Alabama Power, | | | | |
| Sr. Notes, Ser. CC | 3.50 | 11/15/07 | 3,675,000 | 3,619,515 |
| FPL Group Capital, | | | | |
| Gtd. Debs. | 6.13 | 5/15/07 | 3,250,000 | 3,261,304 |

|  |  | **6,880,819** |
|---|---|---|
| **Total Bonds and Notes** | | |
| (cost $663,076,398) | | **663,747,733** |

| **Other Investment--1.0%** | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $6,465,000) | 6,465,000 e | **6,465,000** |

| **Investment of Cash Collateral for Securities Loaned--43.7%** | | |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $296,232,289) | 296,232,289 e | **296,232,289** |

| | | |
|---|---|---|
| **Total Investments** (cost $965,773,687) | **142.7%** | **966,445,022** |
| **Liabilities, Less Cash and Receivables** | **(42.7%)** | **(289,303,261)** |
| **Net Assets** | **100.0%** | **677,141,761** |

a     Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may
      be resold in transactions exempt from registration, normally to qualified institutional buyers. At November
      30, 2006, these securities amounted to $7,061,003 or 1.0% of net assets.

b     All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's
      securities on loan is $289,950,405 and the total market value of the collateral held by the fund is $296,232,289.

c     Variable rate security--interest rate subject to periodic change.

d     Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

e     Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Mellon Short-Term U.S. Government Securities Fund**
**November 30, 2006 (Unaudited)**

| Bonds and Notes--97.8% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **U.S. Government Agencies--39.9%** | | | | |
| Federal Home Loan Banks, Bonds | 5.13 | 8/8/08 | 2,825,000 | 2,840,902 |
| Federal Home Loan Banks, Bonds | 5.40 | 9/18/08 | 1,675,000 | 1,677,256 |
| Federal Home Loan Banks, Bonds | 5.40 | 10/23/09 | 1,195,000 | 1,195,319 |
| Federal Home Loan Banks, Bonds | 5.50 | 2/21/08 | 1,665,000 | 1,665,564 |
| Federal Home Loan Banks, Bonds, Ser. 661 | 5.50 | 6/13/08 | 1,775,000 | 1,778,969 |
| Federal Home Loan Banks, Bonds, Ser. 663 | 5.50 | 6/27/08 | 2,000,000 | 2,004,408 |
| Federal Home Loan Banks, Bonds, Ser. 1 | 5.50 | 8/28/08 | 3,250,000 | 3,253,283 |
| Federal Home Loan Banks, Bonds, Ser. 659 | 5.50 | 6/5/09 | 1,225,000 | 1,227,833 |
| Federal Home Loan Banks, Bonds, Ser. 1 | 5.50 | 11/3/09 | 2,500,000 | 2,500,348 |
| Federal Home Loan Banks, Bonds | 5.63 | 8/14/08 | 2,115,000 | 2,117,111 |
| Federal Home Loan Banks, Bonds | 5.75 | 8/7/09 | 1,755,000 | 1,760,011 |
| Federal Home Loan Banks, Bonds, Ser. 670 | 5.88 | 6/29/09 | 1,810,000 | 1,815,604 |
| Federal Home Loan Banks, Bonds, Ser. 4 | 6.00 | 6/29/11 | 1,300,000 | 1,304,690 |
| Federal Home Loan Mortgage Corp., Notes | 4.50 | 8/22/07 | 1,885,000 | 1,875,677 |
| Federal Home Loan Mortgage Corp., Notes | 4.63 | 12/19/08 | 1,240,000 | 1,236,796 |
| Federal Home Loan Mortgage Corp., Notes | 5.00 | 12/28/07 | 920,000 | 918,850 |
| Federal Home Loan Mortgage Corp., Notes | 5.13 | 2/27/08 | 3,000,000 a | 2,998,779 |
| Federal Home Loan Mortgage Corp., Notes | 5.33 | 2/27/09 | 3,000,000 | 2,999,568 |
| Federal Home Loan Mortgage Corp., Notes | 5.50 | 4/24/09 | 3,000,000 | 3,002,013 |
| Federal National Mortgage Association, Notes | 4.00 | 5/9/07 | 1,850,000 | 1,840,056 |
| Federal National Mortgage Association, Notes | 4.10 | 4/18/07 | 1,375,000 | 1,369,456 |
| Federal National Mortgage Association, Notes, Ser. 1 | 5.10 | 2/22/08 | 3,000,000 | 2,999,637 |
| Federal National Mortgage Association, Notes | 5.25 | 4/4/08 | 1,975,000 | 1,975,553 |
| Federal National Mortgage Association, Notes | 5.25 | 6/15/08 | 2,300,000 | 2,315,550 |
| Federal National Mortgage Association, Notes, Ser. 1 | 5.30 | 10/10/08 | 1,675,000 | 1,675,596 |
| Federal National Mortgage Association, Notes | 5.60 | 6/15/09 | 1,215,000 | 1,216,816 |
| Federal National Mortgage Association, Notes | 5.70 | 7/17/08 | 1,800,000 | 1,806,037 |
| | | | | **53,371,682** |
| **U.S. Government Agencies/Mortgage-Backed--9.0%** | | | | |
| Federal Home Loan Mortgage Corp.: | | | | |
| 3.50%, 5/1/08 - 9/1/08 | | | 3,488,034 | 3,398,217 |

| | | |
|---|---:|---:|
| 4.00%, 2/1/08 - 3/1/10 | 3,112,014 | 3,061,884 |
| 4.50%, 11/1/07 - 5/1/08 | 1,433,823 | 1,423,785 |
| 4.92%, 11/1/32 | 173,981 b | 176,273 |
| 5.00%, 3/1/08 - 4/1/09 | 240,450 | 239,553 |
| REMIC, Ser. 2495, Cl. UC | | |
| 5.00%, 7/15/32 | 151,369 | 150,235 |
| Federal National Mortgage Association: | | |
| 4.50%, 1/1/10 | 266,669 | 262,629 |
| 4.74%, 6/1/32 | 379,001 b | 385,743 |
| 4.84%, 3/1/32 | 63,090 b | 63,806 |
| 5.50%, 6/1/09 | 66,338 | 66,698 |
| 5.76%, 3/1/32 | 52,227 b | 53,278 |
| 5.84%, 6/1/32 | 266,130 b | 272,831 |
| 6.71%, 4/1/32 | 47,344 b | 48,299 |
| 6.80%, 5/1/32 | 116,264 b | 118,748 |
| 6.88%, 5/1/32 | 548 b | 557 |
| 7.20%, 6/1/32 | 80,014 b | 81,555 |
| Whole Loan, Ser. 2003-W19, | | |
| Cl. 1A4 4.78%, 11/25/33 | 1,592,136 | 1,577,572 |
| Government National Mortgage Association I, | | |
| 6.00%, 12/15/08 - 4/15/09 | 665,473 | 667,561 |
| | | **12,049,224** |
| **U.S. Government Securities--48.9%** | | |
| U.S. Treasury Inflation Protected | | |
| Securities 3.38%, 1/15/07 | 2,593,742 a,c | 2,574,069 |
| U.S. Treasury Notes: | | |
| 3.50%, 12/15/09 | 4,440,000 | 4,318,251 |
| 4.13%, 8/15/10 | 6,750,000 a | 6,675,649 |
| 4.75%, 11/15/08 | 15,000,000 a | 15,045,120 |
| 5.75%, 8/15/10 | 5,035,000 a | 5,257,643 |
| 6.00%, 8/15/09 | 18,000,000 a | 18,672,192 |
| 6.50%, 2/15/10 | 12,055,000 a | 12,774,539 |
| | | **65,317,463** |
| **Total Bonds and Notes** | | |
| (cost $131,005,543) | | **130,738,369** |

| Other Investment--1.3% | Shares | Value ($) |
|---|---:|---:|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | | |
| (cost $1,729,000) | 1,729,000 d | **1,729,000** |

| | | |
|---|---:|---:|
| **Investment of Cash Collateral** | | |
| **for Securities Loaned--42.2%** | | |
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $56,486,767) | 56,486,767 d | **56,486,767** |

| | | |
|---|---:|---:|
| **Total Investments** (cost $189,221,310) | **141.3%** | **188,954,136** |
| **Liabilities, Less Cash and Receivables** | **(41.3%)** | **(55,192,716)** |
| **Net Assets** | **100.0%** | **133,761,420** |

a    All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's securities on loan is $55,004,570 and the total market value of the collateral held by the fund is $56,486,767.

b    Variable rate security--interest rate subject to periodic change.

c    Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

d    Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Mellon National Intermediate Municipal Bond Fund**

**November 30, 2006 (Unaudited)**

| Long-Term Municipal Investments--97.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama--3.4%** | | | | |
| Alabama | 5.00 | 6/1/09 | 2,295,000 | 2,378,194 |
| Alabama Public School and College Authority, Capital Improvement | 5.63 | 7/1/13 | 3,000,000 | 3,191,970 |
| Birmingham Special Care Facilities Financing Authority-Baptist Medical Centers, Revenue (Baptist Health System Inc.) | 5.00 | 11/15/15 | 5,260,000 | 5,530,469 |
| Jefferson County, Limited Obligation School Warrants | 5.00 | 1/1/24 | 13,500,000 | 14,304,060 |
| Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health) (Insured; MBIA) | 0/5.00 | 11/15/13 | 1,365,000 [a] | 1,400,845 |
| Montgomery BMC Special Care Facilities Financing Authority, Revenue (Baptist Health) (Insured; MBIA) | 0/5.00 | 11/15/14 | 2,500,000 [a] | 2,582,800 |
| **Alaska--.1%** | | | | |
| Anchorage, Electric Utility Revenue (Insured; MBIA) | 8.00 | 12/1/10 | 1,000,000 | 1,160,030 |
| **Arizona--2.9%** | | | | |
| Arizona School Facilities Board, State School Improvement Revenue | 5.00 | 7/1/08 | 1,625,000 | 1,662,115 |
| Arizona School Facilities Board, State School Trust Revenue (Insured; AMBAC) | 5.75 | 7/1/17 | 3,000,000 | 3,407,700 |
| Maricopa County Unified School District (Paradise Valley) (Insured; MBIA) | 6.35 | 7/1/10 | 550,000 | 602,008 |
| Maricopa County Unified School District (Paradise Valley) (Insured; MBIA) | 7.00 | 7/1/11 | 1,905,000 | 2,179,530 |
| Maricopa County Unified School District (Scottsdale School) | 6.60 | 7/1/12 | 1,250,000 | 1,442,625 |
| Phoenix | 6.25 | 7/1/16 | 1,250,000 | 1,513,663 |
| Phoenix Civic Improvement Corp., Transit Excise Tax Revenue (Light Rail Project) (Insured; AMBAC) | 5.00 | 7/1/16 | 6,000,000 | 6,526,140 |
| Phoenix Industrial Development Authority, SFMR | | | | |

| | | | | |
|---|---|---|---|---|
| (Collateralized: FHLMC, FNMA | | | | |
| and GNMA) | 6.60 | 12/1/29 | 360,000 | 369,079 |
| Salt River Project Agricultural | | | | |
| Improvement and Power | | | | |
| District, Electric System | | | | |
| Revenue | 5.00 | 1/1/10 | 1,000,000 | 1,044,230 |
| Salt River Project Agricultural | | | | |
| Improvement and Power | | | | |
| District, Electric System | | | | |
| Revenue | 5.00 | 1/1/17 | 1,000,000 | 1,081,970 |
| Scottsdale Industrial Development | | | | |
| Authority, HR (Scottsdale | | | | |
| Healthcare) | 5.70 | 12/1/11 | 1,000,000 b | 1,103,970 |
| Tucson | 5.00 | 7/1/12 | 1,265,000 | 1,360,153 |
| University Medical Center Corp., | | | | |
| HR | 5.25 | 7/1/16 | 2,310,000 | 2,469,968 |
| **California--19.5%** | | | | |
| Agua Caliente Band, | | | | |
| Cahuilla Indians Revenue | 5.60 | 7/1/13 | 1,815,000 | 1,901,285 |
| Alameda Corridor Transportation | | | | |
| Authority, Revenue (Insured; | | | | |
| AMBAC) | 0/5.25 | 10/1/21 | 5,000,000 a | 4,115,350 |
| California | 5.75 | 3/1/08 | 190,000 | 190,980 |
| California | 6.60 | 2/1/09 | 510,000 | 542,513 |
| California | 5.50 | 6/1/10 | 3,685,000 b | 3,932,853 |
| California | 5.00 | 11/1/11 | 655,000 b | 701,629 |
| California | 5.00 | 11/1/12 | 345,000 | 367,629 |
| California | 5.50 | 6/1/20 | 270,000 | 285,247 |
| California | 5.25 | 11/1/26 | 10,500,000 | 11,361,945 |
| California | 5.50 | 11/1/33 | 3,900,000 | 4,304,937 |
| California | | | | |
| (Insured; FGIC) | 5.75 | 3/1/09 | 80,000 | 80,437 |
| California, | | | | |
| Economic Recovery Bonds | 5.00 | 7/1/16 | 15,400,000 | 16,390,528 |
| California, | | | | |
| GO (Various Purpose) | 5.00 | 2/1/33 | 1,825,000 | 1,927,784 |
| California County Tobacco | | | | |
| Securitization Agency, Tobacco | | | | |
| Settlement Asset-Backed Bonds | | | | |
| (Los Angeles County | | | | |
| Securitization Corp.) | 0/5.25 | 6/1/21 | 1,250,000 a | 1,093,687 |
| California Department of Water | | | | |
| Resources, Power Supply Revenue | 5.50 | 5/1/08 | 4,000,000 | 4,109,440 |
| California Department of Water | | | | |
| Resources, Power Supply | | | | |
| Revenue (Insured; AMBAC) | 5.38 | 5/1/12 | 5,000,000 b | 5,520,000 |
| California Educational Facilities | | | | |
| Authority, Revenue (Pepperdine | | | | |
| University) | 5.75 | 9/15/08 | 3,250,000 b | 3,410,030 |
| California Educational Facilities | | | | |
| Authority, Revenue (Stanford | | | | |
| University) | 5.00 | 11/1/11 | 3,000,000 | 3,217,770 |

| | | | | |
|---|---|---|---|---|
| California Infrastructure and Economic Development Bank, Revenue (Clean Water State Revolving Fund) | 5.00 | 10/1/17 | 2,500,000 | 2,686,050 |
| California Municipal Finance Authority, SWDR (Waste Management Inc. Project) | 4.10 | 9/1/09 | 1,000,000 | 999,690 |
| California State Public Works Board, LR (Department of General Services) (Capitol East End Complex - Blocks 171-174 and 225) (Insured; AMBAC) | 5.25 | 12/1/19 | 5,000,000 | 5,429,150 |
| California Statewide Communities Development Authority, MFHR (Archstone/Seascape Village Apartments) | 5.25 | 6/1/08 | 4,000,000 | 4,069,280 |
| California Statewide Communities Development Authority, MFHR (Equity Residential/Parkview Terrace Club Apartments) | 5.20 | 6/15/09 | 3,000,000 | 3,098,280 |
| California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System) | 5.25 | 7/1/24 | 3,470,000 | 3,712,171 |
| California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System) | 5.25 | 7/1/35 | 7,000,000 | 7,454,860 |
| Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA) | 0/5.80 | 1/15/20 | 1,505,000 [a] | 1,481,868 |
| Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA) | 0/5.88 | 1/15/26 | 8,000,000 [a] | 7,822,080 |
| Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds | 5.75 | 6/1/08 | 6,755,000 [b] | 6,977,104 |
| Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds | 5.75 | 6/1/08 | 8,240,000 [b] | 8,510,931 |
| Golden State Tobacco Securitization Corp., Enhanced Tobacco Settlement Asset-Backed Bonds | 5.00 | 6/1/18 | 1,000,000 | 1,020,370 |
| Kern High School District (Insured; MBIA) | 6.40 | 2/1/12 | 2,750,000 | 3,063,693 |
| Los Angeles Department of Water and Power, Power Systems Revenue (Insured; MBIA) | 5.25 | 7/1/11 | 2,250,000 | 2,423,835 |

| | | | | |
|---|---|---|---|---|
| Los Angeles Unified School District, GO (Insured; MBIA) | 5.13 | 7/1/12 | 20,000,000 b | 21,714,800 |
| Los Angeles Unified School District, GO (Insured; MBIA) | 5.75 | 7/1/16 | 2,000,000 | 2,351,240 |
| Modesto Wastewater Treatment Facility, Revenue (Insured; MBIA) | 6.00 | 11/1/09 | 500,000 | 536,185 |
| Oakland Joint Powers Financing Authority, LR (Oakland Convention Centers) (Insured; AMBAC) | 5.50 | 10/1/13 | 1,500,000 | 1,681,890 |
| Sacramento Municipal Utility District, Electric Revenue | 5.30 | 7/1/12 | 1,010,000 | 1,056,177 |
| Sacramento Municipal Utility District, Electric Revenue (Insured; FGIC) | 5.25 | 5/15/13 | 3,530,000 | 3,898,214 |
| San Francisco City and County, GO (Insured; FGIC) | 4.00 | 6/15/20 | 5,000,000 | 5,019,750 |
| San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project) (Insured; MBIA) | 6.00 | 8/1/09 | 205,000 | 218,616 |
| San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project) (Insured; MBIA) | 6.00 | 8/1/09 | 420,000 | 446,821 |
| Santa Margarita-Dana Point Authority, Revenue (Insured; MBIA) | 7.25 | 8/1/07 | 500,000 | 512,130 |
| Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3) (Insured; FSA) | 5.50 | 1/1/13 | 3,010,000 | 3,348,655 |
| Southern California Public Power Authority, Power Project Revenue (San Juan Unit 3) (Insured; FSA) | 5.50 | 1/1/14 | 2,000,000 | 2,253,720 |
| Westside Unified School District (Insured; AMBAC) | 6.00 | 8/1/14 | 385,000 | 452,144 |
| **Colorado--3.9%** | | | | |
| Colorado Department of Transportation, Transportation RAN (Insured; MBIA) | 5.25 | 6/15/10 | 1,000,000 | 1,058,010 |
| Colorado Educational and Cultural Facilities Authority, Revenue (Regis University Project) (Insured; Radian) | 5.00 | 6/1/22 | 1,825,000 | 1,925,941 |
| Colorado Health Facilities Authority, Health Facilities Revenue (The Evangelical Lutheran Good Samaritan Society Project) | 5.25 | 6/1/31 | 1,000,000 | 1,068,640 |

| | | | | |
|---|---|---|---|---|
| Colorado Health Facilities Authority, Revenue (Vail Valley Medical Center Project) | 5.00 | 1/15/20 | 1,250,000 | 1,317,737 |
| Colorado Housing Finance Authority (Single Family Program) | 6.75 | 4/1/15 | 100,000 | 100,772 |
| Colorado Housing Finance Authority (Single Family Program) | 7.10 | 5/1/15 | 5,000 | 5,064 |
| Colorado Housing Finance Authority (Single Family Program) | 6.05 | 10/1/16 | 155,000 | 160,037 |
| Colorado Housing Finance Authority (Single Family Program) | 6.70 | 10/1/16 | 60,000 | 60,899 |
| Colorado Housing Finance Authority (Single Family Program) | 7.55 | 11/1/27 | 15,000 | 15,198 |
| Colorado Housing Finance Authority (Single Family Program) | 6.80 | 11/1/28 | 30,000 | 30,375 |
| Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA) | 6.75 | 10/1/21 | 265,000 | 270,591 |
| Colorado Housing Finance Authority (Single Family Program) (Collateralized; FHA) | 7.15 | 10/1/30 | 70,000 | 71,150 |
| E-470 Public Highway Authority, Revenue (Insured; MBIA) | 0/5.00 | 9/1/16 | 3,565,000 a | 3,089,251 |
| E-470 Public Highway Authority, Revenue (Insured; MBIA) | 0/5.00 | 9/1/17 | 3,500,000 a | 3,044,300 |
| Jefferson County School District (Insured; MBIA) | 6.50 | 12/15/10 | 1,500,000 | 1,665,510 |
| Northwest Parkway Public Highway Authority (Insured; AMBAC) | 0/5.45 | 6/15/17 | 7,690,000 a | 6,916,309 |
| Northwest Parkway Public Highway Authority (Insured; FSA) | 0/5.55 | 6/15/18 | 5,000,000 a | 4,503,600 |
| Northwest Parkway Public Highway Authority, Revenue (Insured; AMBAC) | 0/5.70 | 6/15/21 | 7,345,000 a | 6,668,672 |
| University of Colorado, Enterprise System Revenue | 5.00 | 6/1/09 | 500,000 | 518,005 |
| University of Colorado, Enterprise System Revenue | 5.50 | 6/1/10 | 500,000 | 532,815 |
| **Connecticut--.3%** | | | | |
| Connecticut (Insured; AMBAC) | 5.25 | 6/1/18 | 1,500,000 | 1,715,460 |
| Connecticut Health and Educational Facilities Authority, Revenue (Yale University Issue) | 5.13 | 7/1/27 | 300,000 | 310,068 |
| Stamford | 6.60 | 1/15/07 | 500,000 | 501,910 |
| **Florida--5.5%** | | | | |
| Florida Board of Education, Public Education Capital Outlay (Insured; FSA) | 5.20 | 6/1/23 | 10,000,000 | 10,305,400 |
| Florida Municipal Loan Council, Revenue (Insured; MBIA) | 5.75 | 11/1/15 | 520,000 | 563,644 |
| Halifax Hospital Medical Center, | | | | |

| | | | | |
|---|---|---|---|---|
| HR and Improvement | 5.00 | 6/1/38 | 2,000,000 | 2,074,280 |
| Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; AMBAC) | 5.13 | 10/1/20 | 3,540,000 | 3,862,706 |
| Hillsborough County Aviation Authority, Revenue (Tampa International Airport) (Insured; AMBAC) | 5.13 | 10/1/21 | 3,675,000 | 3,998,547 |
| Hillsborough County Educational Facilities Authority, Revenue (University of Tampa Project) (Insured; Radian) | 5.75 | 4/1/18 | 3,095,000 | 3,232,635 |
| JEA, Saint Johns River Power Park System, Revenue | 5.00 | 10/1/15 | 2,750,000 | 2,904,357 |
| Lee County, Airport Revenue (Insured; FSA) | 5.88 | 10/1/19 | 3,000,000 | 3,245,490 |
| Miami-Dade County, Aviation Revenue, Miami International Airport (Hub of the Americas) | 5.00 | 10/1/10 | 3,000,000 | 3,112,050 |
| Miami-Dade County, Subordinate Special Obligation | 0/5.00 | 10/1/22 | 2,000,000 [a] | 1,546,040 |
| Miami-Dade County, Subordinate Special Obligation | 0/5.00 | 10/1/35 | 1,500,000 [a] | 1,418,130 |
| Orlando and Orange County Expressway Authority, Expressway Revenue (Insured; AMBAC) | 5.00 | 7/1/13 | 4,710,000 | 5,109,267 |
| Orlando Utilities Commission, Water and Electric Revenue | 5.25 | 10/1/11 | 3,145,000 [b] | 3,409,243 |
| Orlando Utilities Commission, Water and Electric Revenue | 5.25 | 10/1/20 | 1,855,000 | 2,000,543 |
| **Georgia--1.0%** | | | | |
| Chatham County Hospital Authority, HR Improvement (Memorial Health University Medical Center, Inc.) | 6.13 | 1/1/24 | 2,480,000 | 2,727,058 |
| Crisp County Development Authority, EIR (International Paper Co. Project) | 5.55 | 2/1/15 | 1,000,000 | 1,078,070 |
| Georgia | 5.40 | 11/1/10 | 1,000,000 | 1,071,080 |
| Georgia | 5.75 | 9/1/11 | 3,460,000 | 3,806,692 |
| **Illinois--5.9%** | | | | |
| Chicago, Gas Supply Revenue (Peoples Gas Light and Coke Co. Project) | 4.75 | 6/30/14 | 1,000,000 | 1,030,900 |
| Chicago, SFMR (Collateralized: FNMA and GNMA) | 4.70 | 10/1/17 | 140,000 | 141,446 |
| Chicago Metropolitan Water Reclamation District, GO | | | | |

| | | | | |
|---|---|---|---|---|
| (Capital Improvement) | 7.25 | 12/1/12 | 8,500,000 | 10,174,160 |
| Cook County, | | | | |
| GO Capital Improvement | | | | |
| (Insured; AMBAC) | 5.00 | 11/15/25 | 5,000,000 | 5,295,300 |
| DuPage, Cook and Will Counties | | | | |
| Community College District | | | | |
| Number 502, GO | 5.25 | 6/1/16 | 5,980,000 | 6,543,914 |
| Illinois, | | | | |
| GO | 5.00 | 1/1/17 | 7,500,000 | 8,284,350 |
| Illinois Finance Authority, | | | | |
| Gas Supply Revenue (Peoples | | | | |
| Gas Light and Coke Co. | | | | |
| Project) (Insured; AMBAC) | 4.30 | 6/1/16 | 2,500,000 | 2,587,825 |
| Illinois Health Facilities | | | | |
| Authority, Revenue (Loyola | | | | |
| University Health System) | 5.75 | 7/1/11 | 2,500,000 | 2,609,350 |
| Lake County Community Unitary | | | | |
| School District (Waukegan) | | | | |
| (Insured; FSA) | 5.63 | 12/1/11 | 3,150,000 | 3,332,763 |
| Metropolitan Pier and Exposition | | | | |
| Authority, Dedicated State Tax | | | | |
| Revenue (Insured; AMBAC) | 5.38 | 6/1/14 | 5,000,000 | 5,090,800 |
| Regional Transportation Authority | | | | |
| (Insured; FGIC) | 7.75 | 6/1/09 | 1,000,000 | 1,098,230 |
| Regional Transportation Authority | | | | |
| (Insured; FGIC) | 7.75 | 6/1/10 | 1,620,000 | 1,836,837 |
| Regional Transportation Authority | | | | |
| (Insured; FGIC) | 7.75 | 6/1/12 | 1,890,000 | 2,272,649 |
| **Indiana--.5%** | | | | |
| Indiana Municipal Power Agency, | | | | |
| Power Supply System Revenue | | | | |
| (Insured; AMBAC) | 5.13 | 1/1/20 | 4,045,000 | 4,308,896 |
| **Iowa--.4%** | | | | |
| Muscatine, | | | | |
| Electric Revenue (Insured; | | | | |
| AMBAC) | 5.50 | 1/1/11 | 3,000,000 | 3,221,190 |
| **Kentucky--1.8%** | | | | |
| Kentucky Property and Buildings | | | | |
| Commission, Revenue (Insured; | | | | |
| FSA) | 6.00 | 2/1/10 | 2,000,000 b | 2,147,720 |
| Kentucky Turnpike Authority, | | | | |
| EDR (Revitalization's | | | | |
| Projects) (Insured; AMBAC) | 6.50 | 7/1/07 | 1,000,000 | 1,016,830 |
| Kentucky Turnpike Authority, | | | | |
| EDR (Revitalization's | | | | |
| Projects) (Insured; AMBAC) | 5.50 | 7/1/12 | 1,250,000 | 1,372,825 |
| Louisville and Jefferson County | | | | |
| Metropolitan Sewer District, | | | | |
| Sewer and Drainage System | | | | |
| Revenue (Insured; MBIA) | 5.50 | 5/15/34 | 10,000,000 | 10,882,300 |
| **Louisiana--.6%** | | | | |
| Louisiana Citizens Property | | | | |

| | | | | |
|---|---|---|---|---|
| Insurance Corp., Assessment Revenue (Insured; AMBAC) | 5.25 | 6/1/13 | 5,000,000 | 5,466,950 |

**Maine--.2%**

| | | | | |
|---|---|---|---|---|
| Maine Municipal Bond Bank (Insured; FSA) | 5.88 | 11/1/09 | 1,660,000 b | 1,783,703 |

**Massachusetts--4.2%**

| | | | | |
|---|---|---|---|---|
| Massachusetts, Consolidated Loan | 5.75 | 9/1/09 | 500,000 b | 533,590 |
| Massachusetts, Consolidated Loan | 5.25 | 11/1/12 | 3,000,000 b | 3,264,210 |
| Massachusetts, Consolidated Loan | 5.00 | 8/1/14 | 3,000,000 b | 3,279,570 |
| Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue | 5.50 | 7/1/16 | 5,000,000 | 5,740,200 |
| Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies of Greater Boston, Inc. Project) | 4.75 | 2/1/15 | 4,135,000 | 4,312,474 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of Technology Issue) | 5.00 | 7/1/23 | 7,500,000 | 8,564,700 |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.13 | 12/1/34 | 350,000 | 362,065 |
| Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA) | 5.25 | 7/1/12 | 2,000,000 | 2,164,000 |
| Massachusetts Port Authority, Revenue | 6.00 | 1/1/10 | 2,035,000 b | 2,199,876 |
| Massachusetts Port Authority, Revenue | 5.75 | 7/1/10 | 1,325,000 | 1,419,300 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.25 | 8/1/17 | 2,500,000 | 2,760,075 |
| Weston | 5.63 | 3/1/10 | 650,000 b | 697,782 |
| Weston | 5.63 | 3/1/10 | 665,000 b | 713,884 |

**Michigan--.9%**

| | | | | |
|---|---|---|---|---|
| Michigan Hospital Finance Authority, HR (Genesys Regional Medical Center Obligated Group) | 5.50 | 10/1/08 | 1,505,000 | 1,557,600 |
| Michigan Municipal Bond Authority, Clean Water Revolving Fund Revenue | 5.00 | 10/1/21 | 5,000,000 | 5,290,850 |
| Michigan Municipal Bond Authority, Drinking Water Revolving Fund Revenue | 5.50 | 10/1/15 | 1,000,000 | 1,142,660 |

**Minnesota--1.2%**

| | | | | |
|---|---|---|---|---|
| Minneapolis (Special School District Number 1) (Insured; FSA) | 5.00 | 2/1/14 | 2,350,000 | 2,415,236 |
| Minnesota, GO | 5.00 | 8/1/13 | 2,500,000 | 2,723,250 |
| Minnesota Housing Finance Agency, Residential Housing Finance Revenue | 2.35 | 12/11/06 | 5,000,000 | 4,996,650 |
| **Mississippi--.8%** | | | | |
| Mississippi Higher Education Assistance Corp., Student Loan Revenue | 6.05 | 9/1/07 | 5,000 | 5,007 |
| Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health Care) | 5.00 | 9/1/24 | 5,845,000 | 6,057,349 |
| Mississippi University Educational Building Corp., Revenue (Insured; MBIA) | 5.25 | 8/1/16 | 400,000 | 449,060 |
| **Missouri--.7%** | | | | |
| Missouri Environmental Improvement and Energy Resource Authority, Water Pollution Control Revenue (Revolving Fund Program) | 5.50 | 7/1/14 | 1,250,000 | 1,406,838 |
| Missouri Highways and Transportation Commission, State Road Revenue | 5.50 | 2/1/10 | 2,000,000 | 2,119,220 |
| Missouri Highways and Transportation Commission, State Road Revenue | 5.50 | 2/1/11 | 2,000,000 | 2,154,220 |
| **Montana--.6%** | | | | |
| Montana Facility Finance Authority, Revenue (Providence Health and Services) | 5.00 | 10/1/23 | 5,080,000 | 5,444,642 |
| **Nebraska--.2%** | | | | |
| Municipal Energy Agency of Nebraska, Power Supply System (Insured; FSA) | 5.00 | 4/1/25 | 2,000,000 | 2,124,660 |
| **New Hampshire--.2%** | | | | |
| Nashua, Capital Improvement | 5.50 | 7/15/18 | 560,000 | 612,377 |
| New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) | 5.38 | 5/1/14 | 1,000,000 | 1,064,890 |
| **New Jersey--7.7%** | | | | |
| Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA) | 5.80 | 11/1/18 | 5,000,000 | 5,798,350 |
| Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA) | 5.80 | 11/1/19 | 5,000,000 | 5,798,350 |
| Garden State Preservation Trust | | | | |

| | | | | |
|---|---|---|---|---|
| (Open Space and Farmland Preservation) (Insured; FSA) | 5.80 | 11/1/23 | 5,000,000 | 5,803,300 |
| Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue | 6.85 | 12/1/09 | 4,000,000 | 4,299,640 |
| Gloucester County Improvement Authority, Solid Waste Resource Recovery Revenue | 7.00 | 12/1/09 | 1,000,000 | 1,079,100 |
| New Jersey | 6.00 | 2/15/11 | 1,000,000 | 1,094,720 |
| New Jersey Economic Development Authority, Cigarette Tax Revenue | 5.38 | 6/15/15 | 4,400,000 | 4,789,532 |
| New Jersey Economic Development Authority, Cigarette Tax Revenue | 5.50 | 6/15/24 | 4,000,000 | 4,252,200 |
| New Jersey Economic Development Authority, Cigarette Tax Revenue | 5.50 | 6/15/31 | 1,000,000 | 1,071,120 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue | 5.00 | 3/1/17 | 2,000,000 | 2,164,420 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue | 5.00 | 3/1/18 | 1,300,000 | 1,403,142 |
| New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC) | 5.25 | 6/15/11 | 5,375,000 [b] | 5,765,548 |
| New Jersey Economic Development Authority, Transportation Sublease Revenue (New Jersey Transit Corp. Light Rail Transit System) (Insured; FSA) | 5.88 | 5/1/09 | 1,000,000 [b] | 1,055,440 |
| New Jersey Highway Authority, Senior Parkway Revenue (Garden State Parkway) (Insured; FGIC) | 5.00 | 1/1/09 | 1,060,000 | 1,092,659 |
| New Jersey Highway Authority, Senior Parkway Revenue (Garden State Parkway) (Insured; FGIC) | 5.00 | 1/1/10 | 1,110,000 | 1,158,773 |
| New Jersey Transit Corp., COP (Insured; AMBAC) | 5.50 | 9/15/09 | 5,000,000 | 5,253,550 |
| New Jersey Transit Corp., COP (Insured; AMBAC) | 6.00 | 9/15/10 | 2,000,000 [b] | 2,172,640 |
| New Jersey Transportation Trust Fund Authority (Transportation System) | 5.25 | 12/15/20 | 10,000,000 | 11,431,400 |
| **New Mexico--.4%** | | | | |
| New Mexico Finance Authority, Revenue (Public Project Revolving Fund) (Insured; AMBAC) | 5.25 | 6/1/17 | 1,000,000 | 1,102,120 |
| New Mexico Highway Commission, | | | | |

| | | | | |
|---|---|---|---|---|
| Tax Revenue | 6.00 | 6/15/10 | 2,000,000 b | 2,164,120 |
| **New York--9.4%** | | | | |
| Greece Central School District (Insured; FGIC) | 6.00 | 6/15/10 | 225,000 | 243,853 |
| Greece Central School District (Insured; FGIC) | 6.00 | 6/15/11 | 950,000 | 1,049,541 |
| Greece Central School District (Insured; FGIC) | 6.00 | 6/15/12 | 950,000 | 1,069,956 |
| Greece Central School District (Insured; FGIC) | 6.00 | 6/15/13 | 950,000 | 1,086,277 |
| Greece Central School District (Insured; FGIC) | 6.00 | 6/15/14 | 950,000 | 1,103,824 |
| Greece Central School District (Insured; FGIC) | 6.00 | 6/15/15 | 950,000 | 1,117,504 |
| Long Island Power Authority, Electric System General Revenue  (Insured; FGIC) | 5.25 | 12/1/20 | 10,000,000 | 11,177,100 |
| Metropolitan Transportation Authority, Commuter Facilities Revenue | 5.50 | 7/1/11 | 1,000,000 | 1,039,400 |
| Metropolitan Transportation Authority, State Service Contract Revenue | 5.50 | 7/1/16 | 5,000,000 | 5,683,850 |
| Metropolitan Transportation Authority, State Service Contract Revenue | 5.75 | 1/1/18 | 1,500,000 | 1,752,945 |
| New York City | 5.75 | 8/1/07 | 265,000 b | 271,524 |
| New York City | 5.75 | 8/1/10 | 570,000 b | 619,510 |
| New York City | 5.00 | 8/1/12 | 5,105,000 | 5,453,467 |
| New York City | 5.75 | 8/1/12 | 280,000 | 286,364 |
| New York City | 5.75 | 8/1/13 | 1,080,000 | 1,163,927 |
| New York City (Insured; XLCA) | 5.50 | 8/1/10 | 2,000,000 | 2,136,740 |
| New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; AMBAC) | 5.00 | 1/1/24 | 3,445,000 | 3,756,876 |
| New York City Industrial Development Agency, PILOT Revenue (Yankee Stadium Project) (Insured; MBIA) | 5.00 | 3/1/14 | 4,100,000 | 4,472,075 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 6.13 | 5/15/10 | 2,000,000 b | 2,189,360 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 6.13 | 5/15/10 | 825,000 b | 903,400 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 6.13 | 5/15/10 | 175,000 b | 191,630 |
| New York City Transitional Finance | | | | |

| | | | | |
|---|---|---|---|---|
| Authority, Future Tax Secured Revenue | 5.50/14.00 | 11/1/26 | 3,000,000 c | 3,250,290 |
| New York State, GO | 5.00 | 4/15/14 | 10,000,000 | 10,919,000 |
| New York State Dormitory Authority, Revenue (Consolidated City University System) (Insured; FSA) | 5.75 | 7/1/18 | 200,000 | 231,870 |
| New York State Power Authority, General Purpose Revenue | 7.00 | 1/1/10 | 300,000 b | 329,760 |
| New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FGIC) | 5.50 | 4/1/11 | 1,000,000 b | 1,089,000 |
| New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FSA) | 6.00 | 4/1/10 | 2,000,000 b | 2,176,160 |
| New York State Thruway Authority (Highway and Bridge Trust Fund) (Insured; FSA) | 6.00 | 4/1/10 | 1,000,000 b | 1,088,080 |
| New York State Urban Development Corp., Revenue (Correctional Capital Facilities) | 5.00 | 1/1/11 | 5,000,000 | 5,254,900 |
| Orange County | 5.50 | 11/15/07 | 250,000 | 254,845 |
| Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured) | 5.50 | 6/1/19 | 5,000,000 | 5,502,300 |
| Tobacco Settlement Financing Corp. of New York, Asset-Backed Revenue (State Contingency Contract Secured) (Insured; MBIA) | 5.50 | 6/1/18 | 2,000,000 | 2,180,460 |
| **North Carolina--3.0%** | | | | |
| Charlotte | 5.00 | 4/1/13 | 1,000,000 | 1,086,610 |
| Concord, COP (Insured; MBIA) | 5.50 | 6/1/11 | 1,000,000 | 1,079,410 |
| Durham County | 5.50 | 4/1/10 | 1,000,000 | 1,064,190 |
| Guilford County, Public Improvement | 5.10 | 10/1/10 | 1,500,000 b | 1,611,930 |
| Mecklenburg County | 5.50 | 4/1/11 | 1,195,000 | 1,293,074 |
| Mecklenburg County, Public Improvement | 4.75 | 4/1/08 | 1,000,000 | 1,016,720 |
| North Carolina Eastern Municipal Power Agency, Power System Revenue | 5.38 | 1/1/16 | 1,500,000 | 1,610,805 |
| North Carolina Infrastructure Finance Corporation, COP (State of North Carolina Capital Improvements) (Insured; FSA) | 5.00 | 2/1/20 | 10,000,000 | 10,955,200 |
| Raleigh Durham Airport Authority, Revenue (Insured; FGIC) | 5.25 | 11/1/13 | 2,465,000 | 2,643,466 |

| | | | | |
|---|---|---|---|---|
| Wake County | 5.75 | 2/1/10 | 2,000,000 b | 2,169,300 |
| Wake County Industrial Facilities and Pollution Control Financing Authority, PCR (Carolina Power and Light Co. Project) | 5.38 | 2/1/17 | 1,000,000 | 1,067,620 |
| **Ohio--3.0%** | | | | |
| Akron, Sewer Systems Revenue (Insured; AMBAC) | 6.00 | 12/1/14 | 500,000 | 539,350 |
| Butler County Transportation Improvement District (Insured; FSA) | 6.00 | 4/1/08 | 1,000,000 b | 1,051,460 |
| Columbus | 6.00 | 6/15/08 | 3,000,000 | 3,111,780 |
| Cuyahoga County, Revenue (Cleveland Clinic Health System) | 6.00 | 1/1/15 | 2,265,000 | 2,558,476 |
| Cuyahoga County, Revenue (Cleveland Clinic Health System) | 6.00 | 1/1/17 | 3,900,000 | 4,406,532 |
| Ohio, GO Infrastructure Improvements | 5.63 | 2/1/09 | 1,000,000 | 1,044,290 |
| Ohio, GO Infrastructure Improvements | 5.00 | 3/1/24 | 5,000,000 | 5,421,450 |
| Ohio Building Authority, State Facilities Receipts (Juvenile Correctional Building Fund Projects) | 5.50 | 4/1/14 | 3,295,000 | 3,546,573 |
| Ohio Building Authority, State Facilities Receipts (Sports Facilities Building Fund Projects) | 5.50 | 4/1/14 | 1,945,000 | 2,093,501 |
| Ohio Housing Finance Agency, MFHR (Uptown Towers Apartments Project) (Collateralized; GNMA) | 4.75 | 10/20/15 | 1,000,000 | 1,029,110 |
| Toledo-Lucas County Port Authority, Port Facilities Revenue (Cargill Inc. Project) | 4.50 | 12/1/15 | 900,000 | 932,841 |
| **Oklahoma--.0%** | | | | |
| Oklahoma Housing Finance Agency, SFMR (Collateralized; FNMA) | 6.80 | 9/1/16 | 65,000 | 66,859 |
| **Oregon--.6%** | | | | |
| Eagle Point School District Number 9, GO | 5.63 | 6/15/11 | 1,500,000 b | 1,631,100 |
| Jackson County School District Number 6, GO (Central Point) (Insured; FGIC) | 5.75 | 6/15/10 | 2,265,000 b | 2,432,950 |
| Portland, Urban Renewal and Redevelopment (Convention Center) (Insured; AMBAC) | 5.75 | 6/15/18 | 1,150,000 | 1,242,644 |
| **Pennsylvania--1.3%** | | | | |
| Allegheny County Hospital | | | | |

| | | | | |
|---|---|---|---|---|
| Development Authority, Revenue (University of Pittsburgh Medical Center) | 5.25 | 6/15/15 | 1,620,000 | 1,770,903 |
| Chester County | 5.00 | 11/15/10 | 3,420,000 | 3,607,382 |
| Philadelphia School District (Insured; AMBAC) | 5.00 | 4/1/17 | 2,165,000 | 2,357,100 |
| Scranton-Lackawanna Health and Welfare Authority, Catholic Healthcare Revenue (Mercy Health) (Insured; MBIA) | 5.10 | 1/1/07 | 100,000 | 100,128 |
| State Public School Building Authority, College Revenue (Harrisburg Community College) (Insured; MBIA) | 6.25 | 4/1/08 | 795,000 | 823,199 |
| Swarthmore Borough Authority, Revenue (Swarthmore College) | 5.00 | 9/15/11 | 1,000,000 | 1,065,370 |
| Swarthmore Borough Authority, Revenue (Swarthmore College) | 5.00 | 9/15/12 | 1,400,000 | 1,506,498 |
| **Rhode Island--.1%** | | | | |
| Rhode Island Health and Educational Building Corp., Higher Educational Revenue (Providence College) (Insured; XLCA) | 4.50 | 11/1/17 | 795,000 | 822,102 |
| Rhode Island Health and Educational Building Corp., Higher Educational Revenue (Providence College) (Insured; XLCA) | 5.00 | 11/1/22 | 250,000 | 264,740 |
| **South Carolina--3.9%** | | | | |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) | 5.25 | 12/1/10 | 10,000,000 | 10,612,700 |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) | 5.25 | 12/1/11 | 5,650,000 | 6,064,484 |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) | 5.88 | 12/1/12 | 3,000,000 [b] | 3,392,310 |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) | 5.50 | 12/1/18 | 3,000,000 | 3,430,260 |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) | 5.00 | 12/1/24 | 1,000,000 | 1,056,490 |
| Horry County School District, GO (Insured; South Carolina | | | | |

| | | | | |
|---|---|---|---|---|
| State Department of Education) | 5.38 | 3/1/17 | 5,030,000 | 5,442,309 |
| Newberry Investing in Children's Education, Installment Purchase Revenue (School District of Newberry County, South Carolina Project) | 5.25 | 12/1/20 | 1,000,000 | 1,071,840 |
| South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project) | 3.30 | 11/1/07 | 1,000,000 | 993,600 |
| South Carolina Jobs and Economic Development Authority, Hospital Facilities Revenue (Georgetown Memorial Hospital) (Insured; Radian) | 5.25 | 2/1/21 | 1,250,000 | 1,321,063 |
| **Tennessee--.9%** | | | | |
| Clarksville Natural Gas Acquisition Corporation, Gas Revenue | 5.00 | 12/15/17 | 7,000,000 | 7,676,130 |
| Shelby County Health Educational and Housing Facilities Board, Revenue (Saint Judes Children's Research Hospital) | 5.00 | 7/1/09 | 200,000 | 204,112 |
| **Texas--3.6%** | | | | |
| Cypress-Fairbanks Independent School District, Tax Schoolhouse (Permanent School Fund Guaranteed) | 5.25 | 2/15/26 | 10,000,000 | 10,886,500 |
| Dallas/Fort Worth, International Airport, Joint Revenue (Insured; XLCA) | 5.00 | 11/1/14 | 5,000,000 | 5,161,650 |
| Dallas/Fort Worth, International Airport, Joint Revenue Improvement (Insured; FGIC) | 5.50 | 11/1/31 | 1,000,000 | 1,069,800 |
| Harris County, Toll Road Revenue (Insured; FGIC) | 6.00 | 8/1/09 | 5,150,000 | 5,467,703 |
| Laredo Independent School District (Permanent School Fund Guaranteed) | 6.00 | 8/1/09 | 1,000,000 [b] | 1,062,920 |
| Lewisville Independent School District, Unlimited Tax School Building Bonds (Permanent School Fund Guaranteed) | 7.50 | 8/15/07 | 600,000 | 616,512 |
| Mission Consolidated Independent School District (Permanent School Fund Guaranteed) | 5.88 | 2/15/08 | 1,690,000 [b] | 1,737,083 |
| San Antonio, Electric and Gas Revenue General Improvement | 5.90 | 2/1/10 | 500,000 [b] | 535,290 |
| Texas Municipal Power Agency, Revenue (Insured; FGIC) | 4.40 | 9/1/11 | 2,750,000 | 2,765,648 |

| | | | | |
|---|---|---|---|---|
| Texas Transportation Commission, State Highway Fund First Tier Revenue | 5.00 | 4/1/23 | 1,000,000 | 1,081,680 |

**Utah--.6%**

| | | | | |
|---|---|---|---|---|
| Intermountain Power Agency, Power Supply Revenue (Insured; FSA) | 6.25 | 7/1/09 | 750,000 | 799,297 |
| Intermountain Power Agency, Power Supply Revenue (Insured; MBIA) | 6.00 | 7/1/08 | 4,200,000 | 4,357,500 |

**Vermont--.6%**

| | | | | |
|---|---|---|---|---|
| Burlington, Electric Revenue (Insured; MBIA) | 6.25 | 7/1/11 | 2,000,000 | 2,227,960 |
| Burlington, Electric Revenue (Insured; MBIA) | 6.25 | 7/1/12 | 2,500,000 | 2,837,175 |

**Virginia--1.1%**

| | | | | |
|---|---|---|---|---|
| Chesterfield County Industrial Development Authority, PCR (Virginia Electric and Power Company Project) | 5.88 | 6/1/17 | 3,000,000 | 3,252,630 |
| Louisa Industrial Development Authority, PCR (Virginia Electric and Power Company) | 5.25 | 12/1/08 | 3,000,000 | 3,033,330 |
| Newport News Industrial Development Authority, IDR (Virginia Advanced Shipbuilding and Carrier Integration Center) | 5.50 | 9/1/10 | 1,000,000 | 1,069,160 |
| Virginia Commonwealth Transportation Board (Federal Highway Reimburesment Notes) | 5.00 | 9/27/12 | 2,000,000 | 2,156,200 |

**Washington--.2%**

| | | | | |
|---|---|---|---|---|
| Seattle Municipal Light and Power, Revenue | 5.50 | 12/1/10 | 1,000,000 | 1,067,360 |
| Washington Public Power Supply System, Revenue (Nuclear Project Number 1) | 7.00 | 7/1/08 | 380,000 | 400,243 |
| Washington Public Power Supply System, Revenue (Nuclear Project Number 1) | 7.00 | 7/1/08 | 620,000 | 651,942 |

**West Virginia--.6%**

| | | | | |
|---|---|---|---|---|
| Monongalia County Building Commission, HR (Monongalia General Hospital) | 5.25 | 7/1/20 | 4,415,000 | 4,713,322 |

**Wisconsin--.2%**

| | | | | |
|---|---|---|---|---|
| Kenosha, Waterworks Revenue (Insured; FGIC) | 5.00 | 12/1/12 | 750,000 | 784,530 |
| Wisconsin Health and Educational Facilities Authority, Revenue | | | | |

| | | | | |
|---|---|---|---|---|
| (Aurora Medical Group Inc.) | | | | |
| (Insured; FSA) | 5.75 | 11/15/07 | 500,000 | 510,100 |
| **U.S. Related--5.3%** | | | | |
| Puerto Rico Commonwealth | 6.00 | 7/1/08 | 1,500,000 | 1,548,750 |
| Puerto Rico Commonwealth | 5.00 | 7/1/12 | 2,000,000 | 2,115,060 |
| Puerto Rico Commonwealth | | | | |
| (Insured; MBIA) | 6.25 | 7/1/11 | 950,000 | 1,061,692 |
| Puerto Rico Commonwealth | | | | |
| (Insured; MBIA) | 6.25 | 7/1/13 | 1,380,000 | 1,601,890 |
| Puerto Rico Commonwealth Highway | | | | |
| and Transportation Authority, | | | | |
| Transportation Revenue | | | | |
| (Insured; MBIA) | 5.88 | 7/1/10 | 1,405,000 b | 1,531,141 |
| Puerto Rico Commonwealth Highway | | | | |
| and Transportation Authority, | | | | |
| Transportation Revenue | | | | |
| (Insured; MBIA) | 5.88 | 7/1/10 | 2,595,000 b | 2,827,979 |
| Puerto Rico Electric Power | | | | |
| Authority, Power Revenue | | | | |
| (Insured; FSA) | 5.25 | 7/1/29 | 4,605,000 | 4,886,089 |
| Puerto Rico Electric Power | | | | |
| Authority, Power Revenue | | | | |
| (Insured; MBIA) | 5.25 | 7/1/15 | 2,000,000 | 2,245,740 |
| Puerto Rico Electric Power | | | | |
| Authority, Power Revenue | | | | |
| (Insured; MBIA) | 5.00 | 7/1/17 | 3,940,000 | 4,327,381 |
| Puerto Rico Government Development | | | | |
| Bank, Senior Notes | 5.00 | 12/1/12 | 10,000,000 | 10,641,400 |
| Puerto Rico Government Development | | | | |
| Bank, Senior Notes | 5.00 | 12/1/13 | 4,000,000 | 4,289,400 |
| Puerto Rico Highway and | | | | |
| Transportation Authority, | | | | |
| Highway Revenue (Insured; MBIA) | 6.25 | 7/1/09 | 150,000 | 160,320 |
| Puerto Rico Public Buildings | | | | |
| Authority, Government Facility | | | | |
| Revenue | 5.50 | 7/1/14 | 1,000,000 | 1,109,360 |
| Puerto Rico Public Buildings | | | | |
| Authority, Government Facility | | | | |
| Revenue | 5.50 | 7/1/15 | 1,000,000 | 1,118,470 |
| Puerto Rico Public Buildings | | | | |
| Authority, Government Facility | | | | |
| Revenue | 5.50 | 7/1/16 | 2,000,000 | 2,254,680 |
| Puerto Rico Public Buildings | | | | |
| Authority, Government Facility | | | | |
| Revenue | 5.75 | 7/1/17 | 1,945,000 | 2,251,824 |
| Puerto Rico Public Buildings | | | | |
| Authority, Government Facility | | | | |
| Revenue (Insured; AMBAC) | 6.25 | 7/1/10 | 750,000 | 820,110 |
| University of Puerto Rico, | | | | |
| University Revenue (Insured; | | | | |
| MBIA) | 6.25 | 6/1/08 | 750,000 | 780,443 |
| **Total Long-Term Municipal Investments** | | | | |

| | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| (cost $796,917,810) | | | | **829,999,123** |
| **Short-Term Municipal Investments--1.1%** | | | | |
| **Missouri--.1%** | | | | |
| Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (Southwest Baptist University Project) (LOC; Bank of America) | 3.62 | 12/1/06 | 1,000,000 d | 1,000,000 |
| **Ohio--.1%** | | | | |
| University of Toledo, General Receipts (Insured; FGIC and Liquidity Facility; U.S. Bank NA) | 3.57 | 12/1/06 | 500,000 d | 500,000 |
| **Pennsylvania--.1%** | | | | |
| Delaware County Industrial Development Authority, PCR (PECO Energy Co. Project) (LOC; Wachovia Bank) | 3.57 | 12/1/06 | 1,000,000 d | 1,000,000 |
| **Texas--.7%** | | | | |
| Harris County Health Facilities Development Corporation, Revenue (Texas Children's Hospital Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.58 | 12/1/06 | 6,000,000 d | 6,000,000 |
| North Central Texas Health Facilities Development Corp., HR (Methodist Hospitals of Dallas) (Insured; MBIA and Liquidity Facility; Dexia Credit Local) | 3.57 | 12/1/06 | 100,000 d | 100,000 |
| **Wisconsin--.1%** | | | | |
| Wisconsin Health and Educational Facilities Authority, Revenue (Alverno College Project) (LOC; Allied Irish Banks) | 3.62 | 12/1/06 | 800,000 d | 800,000 |
| **Total Short-Term Municipal Investments** (cost $9,400,000) | | | | **9,400,000** |
| **Total Investments** (cost $806,317,810) | | | **98.4%** | **839,399,123** |
| **Cash and Receivables (Net)** | | | **1.6%** | **13,557,233** |
| **Net Assets** | | | **100.0%** | **852,956,356** |

a   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.
b   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
c   Subject to interest rate change on November 1, 2011.
d   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

# STATEMENT OF INVESTMENTS

**Mellon National Short-Term Municipal Bond Fund**

**November 30, 2006 (Unaudited)**

| Long-Term Municipal Investments--96.7% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama--4.3%** | | | | |
| Alabama Water Pollution Control Authority, Revolving Fund Loan (Insured; AMBAC) | 5.00 | 8/15/07 | 1,000,000 | 1,010,180 |
| Jefferson County, Limited Obligation School Warrants | 5.00 | 1/1/07 | 2,500,000 | 2,503,025 |
| Jefferson County, Sewer Revenue Capital Improvement Warrants (Insured; FGIC) | 5.13 | 2/1/09 | 3,000,000 a | 3,127,710 |
| **Arizona--3.4%** | | | | |
| Chandler Industrial Development Authority, IDR (Intel Corp. Project) | 4.38 | 12/1/10 | 5,200,000 | 5,297,500 |
| **California--4.7%** | | | | |
| Agua Caliente Band, Cahuilla Indians Revenue | 4.60 | 7/1/08 | 800,000 | 805,888 |
| California Infrastructure and Economic Development Bank, Revenue (The J. Paul Getty Trust) | 3.90 | 12/1/11 | 2,000,000 | 2,035,040 |
| California Statewide Communities Development Authority, MFHR (Clara Park / Cypress Sunrise / Wysong Plaza Apartments) (Collateralized; GNMA) | 4.55 | 1/20/16 | 1,335,000 | 1,367,440 |
| California Statewide Communities Development Authority, Revenue (Kaiser Permanente) | 2.63 | 5/1/08 | 2,000,000 | 1,962,660 |
| Del Mar Race Track Authority, Revenue | 5.00 | 8/15/09 | 1,080,000 | 1,114,257 |
| **Colorado--1.7%** | | | | |
| Black Hawk, Device Tax Revenue | 5.00 | 12/1/11 | 600,000 | 622,554 |
| Colorado Health Facilities Authority, Health Facilities Revenue (The Evangelical Lutheran Good Samaritan Society Project) | 3.75 | 6/1/09 | 1,000,000 | 989,760 |
| Colorado Health Facilities Authority, Health Facilities Revenue (The Evangelical Lutheran Good Samaritan Society Project) | 5.00 | 6/1/10 | 1,000,000 | 1,035,690 |

**Connecticut--2.3%**

| | | | | |
|---|---|---|---|---|
| Connecticut Development Authority, PCR (Connecticut Light and Power Co. Project) | 5.85 | 9/1/28 | 3,000,000 | 3,164,160 |
| Mohegan Tribe of Indians of Connecticut Gaming Authority, Priority Distribution Payment Public Improvement | 5.00 | 1/1/08 | 400,000 | 404,856 |

**Florida--4.8%**

| | | | | |
|---|---|---|---|---|
| Escambia County Health Facilities Authority, Revenue (Ascension Health Credit Group) | 5.00 | 11/15/07 | 400,000 | 405,316 |
| Florida Board of Education, Public Education Capital Outlay | 5.38 | 6/1/08 | 1,000,000 | 1,018,890 |
| Florida Department of Environmental Protection, Preservation 2000 Revenue (Insured; FSA) | 5.25 | 7/1/13 | 5,000,000 | 5,177,900 |
| Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group) | 5.00 | 11/15/07 | 500,000 | 505,680 |
| Highlands County Health Facilities Authority, HR (Adventist Health System/Sunbelt Obligated Group) | 5.00 | 11/15/08 | 500,000 | 511,450 |

**Illinois--6.2%**

| | | | | |
|---|---|---|---|---|
| Illinois, GO (Illinois Fund for Infrastructure, Roads, Schools and Transit) (Insured; FGIC) | 6.00 | 1/1/17 | 5,575,000 | 5,968,205 |
| Illinois Finance Authority, Educational Advancement Fund Inc., Student Housing Revenue (University Center) | 4.50 | 5/1/07 | 1,235,000 | 1,237,137 |
| Metropolitan Pier and Exposition Authority, Dedicated State Tax Revenue (Insured; AMBAC) | 5.38 | 6/1/14 | 2,500,000 | 2,545,400 |

**Indiana--3.1%**

| | | | | |
|---|---|---|---|---|
| Indiana Health and Educational Facility Financing Authority, HR (Clarian Health Obligated Group) | 5.00 | 2/15/07 | 1,230,000 | 1,233,013 |
| Indiana Health and Educational Facility Financing Authority, HR (Clarian Health Obligated Group) | 5.00 | 2/15/11 | 1,000,000 | 1,045,610 |
| Indiana Health Facility Financing Authority, HR (The Methodist Hospitals, Inc.) | 5.25 | 9/15/09 | 2,415,000 | 2,491,580 |

**Kansas--3.8%**

The Unified Government of

| | | | | |
|---|---|---|---|---|
| Wyandotte County/Kansas City, Tax Exempt Sales Tax Special Obligation Revenue (Redevelopment Project Area B) (LOC; Citibank NA) | 3.75 | 12/1/12 | 6,000,000 | 6,002,880 |
| **Kentucky--1.7%** | | | | |
| Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare, Inc.) | 6.25 | 10/1/10 | 335,000 [a] | 369,381 |
| Kentucky Economic Development Finance Authority, Health System Revenue (Norton Healthcare, Inc.) | 6.25 | 10/1/12 | 665,000 | 717,163 |
| Kentucky Property and Buildings Commission, Revenue (Project 69) (Insured; FSA) | 5.25 | 8/1/14 | 1,450,000 | 1,552,820 |
| **Massachusetts--3.8%** | | | | |
| Massachusetts, Federal Highway, GAN (Insured; FSA) | 5.75 | 6/15/12 | 2,000,000 | 2,162,700 |
| Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies of Greater Boston, Inc. Project) | 3.50 | 2/1/08 | 975,000 | 971,880 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Insured; MBIA) | 5.38 | 7/1/17 | 1,000,000 | 1,019,870 |
| Massachusetts Housing Finance Agency, Housing Revenue | 4.20 | 12/1/10 | 1,705,000 | 1,714,548 |
| **Michigan--.6%** | | | | |
| Michigan Hospital Finance Authority, HR (Oakwood Obligated Group) | 5.00 | 11/1/07 | 1,000,000 | 1,010,820 |
| **Minnesota--1.3%** | | | | |
| Minnesota Housing Finance Agency, Residential Housing Finance Revenue | 2.35 | 12/11/06 | 2,000,000 | 1,998,660 |
| **Mississippi--3.5%** | | | | |
| Mississippi Business Finance Corp., SWDR (Waste Management, Inc. Project) | 4.40 | 3/1/11 | 1,000,000 | 1,012,320 |
| Mississippi Hospital Equipment and Facilities Authority, Hospital Refunding and Improvement Revenue (South Central Regional Medical Center) | 5.00 | 12/1/09 | 1,085,000 | 1,115,109 |
| Mississippi Hospital Equipment and Facilities Authority, Revenue (Baptist Memorial Health Care) | 3.70 | 10/1/07 | 3,290,000 | 3,287,203 |

**Missouri--1.3%**

| | | | | |
|---|---|---|---|---|
| Bi-State Development Agency of the Missouri-Illinois Metropolitan District, Subordinate Mass Transit Sales Tax Appropriation Revenue (Metrolink Cross County Extension Project) | 3.95 | 10/1/09 | 1,000,000 | 1,008,380 |
| Blue Springs Neighborhood Improvement District, Limited GO Temporary Notes (South Area Sewer Improvement Project) | 4.13 | 3/1/09 | 1,000,000 | 1,000,860 |

**Montana--3.0%**

| | | | | |
|---|---|---|---|---|
| Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue (Insured; MBIA) | 5.75 | 5/15/10 | 350,000 a | 381,465 |
| Montana Board of Regents of Higher Education, University of Montana Facilities Improvement Revenue (Insured; MBIA) | 5.75 | 5/15/24 | 3,900,000 | 4,232,592 |

**Nevada--1.3%**

| | | | | |
|---|---|---|---|---|
| Clark County, PCR (Southern California Edison Co.) | 3.25 | 3/2/09 | 2,000,000 | 1,954,800 |

**New Hampshire--1.6%**

| | | | | |
|---|---|---|---|---|
| New Hampshire Health and Education Facilities Authority, Revenue (Center for Life Management Issue) (LOC; Ocean National Bank) | 4.05 | 7/1/11 | 2,505,000 | 2,521,608 |

**New Jersey--2.5%**

| | | | | |
|---|---|---|---|---|
| New Jersey Economic Development Authority, Cigarette Tax Revenue | 5.63 | 6/15/17 | 2,000,000 | 2,019,600 |
| New Jersey Transportation Trust Fund Authority (Transportation System) | 5.00 | 12/15/06 | 1,000,000 | 1,000,540 |
| University of Medicine and Dentistry, COP (Insured; MBIA) | 6.75 | 12/1/09 | 870,000 | 871,749 |

**New Mexico--.6%**

| | | | | |
|---|---|---|---|---|
| Gallup, PCR (Tri-State Generation and Transmission Association, Inc. Project) (Insured; AMBAC) | 5.00 | 8/15/07 | 1,000,000 | 1,009,480 |

**New York--3.9%**

| | | | | |
|---|---|---|---|---|
| New York City (Insured; XLCA) | 5.20 | 8/1/09 | 2,000,000 | 2,040,800 |
| New York City Industrial Development Agency, Special Facility Revenue (Terminal One Group Association Project) | 5.00 | 1/1/07 | 1,000,000 | 1,001,040 |

| | | | | |
|---|---|---|---|---|
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.00 | 11/1/10 | 2,000,000 | 2,111,040 |
| New York State Dormitory Authority, FHA-Insured Mortgage Hospital Revenue (Lutheran Medical Center) (Insured; MBIA) | 4.00 | 8/1/07 | 1,000,000 | 1,002,620 |

**North Carolina--3.7%**

| | | | | |
|---|---|---|---|---|
| Charlotte, GO | 5.25 | 2/1/12 | 2,500,000 | 2,599,050 |
| Charlotte, Water and Sewer System Revenue | 5.75 | 6/1/10 | 2,000,000 a | 2,164,500 |
| Fayetteville Public Works Commission, Revenue (Insured; FSA) | 3.38 | 1/15/07 | 320,000 | 319,946 |
| North Carolina Eastern Municipal Power Agency, Power System Revenue | 5.00 | 1/1/07 | 655,000 | 655,642 |

**Ohio--1.7%**

| | | | | |
|---|---|---|---|---|
| Cleveland, Waterworks Revenue (Insured; FSA) | 5.00 | 1/1/08 | 1,565,000 a | 1,604,907 |
| Ohio Higher Education Capital Facilities, GO | 5.25 | 2/1/08 | 1,025,000 | 1,045,387 |

**Pennsylvania--4.0%**

| | | | | |
|---|---|---|---|---|
| Lehigh County Industrial Development Authority, PCR (PPL Electric Utilities Corporation Project) (Insured; AMBAC) | 3.13 | 11/1/08 | 1,250,000 | 1,238,600 |
| Pennsylvania Higher Educational Facilities Authority, Health System Revenue (University of Pennsylvania) | 5.00 | 8/15/07 | 1,000,000 | 1,009,300 |
| Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC) | 7.00 | 7/1/07 | 440,000 | 448,620 |
| Philadelphia, Gas Works Revenue (Insured; FSA) | 5.00 | 8/1/07 | 915,000 | 923,912 |
| Philadelphia, Gas Works Revenue (Insured; FSA) | 5.00 | 8/1/07 | 640,000 | 645,946 |
| Philadelphia Hospital and Higher Educational Facilities Authority, Revenue (Jefferson Health System) | 5.50 | 5/15/07 | 1,495,000 | 1,507,005 |
| Sayre Health Care Facilities Authority, Revenue (Guthrie Health Issue) | 5.50 | 12/1/09 | 400,000 | 417,968 |

**South Carolina--3.2%**

| | | | | |
|---|---|---|---|---|
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) | 5.00 | 12/1/07 | 1,000,000 | 1,014,310 |
| South Carolina Jobs and Economic Development Authority, EDR (Waste Management of South Carolina Inc. Project) | 3.30 | 11/1/07 | 4,000,000 | 3,974,400 |
| **Tennessee--1.7%** | | | | |
| Tennessee Energy Acquisition Corporation, Gas Project Revenue | 5.00 | 9/1/09 | 2,500,000 | 2,588,025 |
| **Texas--10.0%** | | | | |
| Austin, Hotel Occupancy Tax Revenue (Convention Center/Waller Creek Venue Project) (Insured; AMBAC) | 5.25 | 11/15/19 | 3,000,000 | 3,127,830 |
| Conroe Independent School District, Schoolhouse | 5.13 | 2/15/09 | 2,830,000 [a] | 2,926,446 |
| Grand Prairie Independent School District, Tax School Building (Permanent School Fund Guaranteed) | 3.05 | 7/31/07 | 2,900,000 | 2,885,413 |
| Hays Consolidated Independent School District (Permanent School Fund Guaranteed) | 5.38 | 8/15/08 | 2,000,000 [a] | 2,062,060 |
| Montgomery County, Unlimited Tax Adjustable Rate Road Bonds (Insured; FSA) | 5.00 | 9/1/08 | 2,000,000 | 2,047,480 |
| North Texas Thruway Authority, Dallas North Thruway System Revenue (Insured; AMBAC) | 5.00 | 7/1/08 | 55,000 [a] | 56,265 |
| North Texas Thruway Authority, Dallas North Thruway System Revenue (Insured; AMBAC) | 5.00 | 7/1/08 | 695,000 | 711,200 |
| San Antonio, Electric and Gas Systems Junior Lien Revenue (SBPA; BNP Paribas) | 3.55 | 12/1/07 | 2,000,000 | 2,000,680 |
| **Virginia--4.1%** | | | | |
| Louisa Industrial Development Authority, PCR (Virginia Electric and Power Company) | 5.25 | 12/1/08 | 2,000,000 | 2,022,220 |
| Peninsula Ports Authority, Coal Terminal Revenue (Dominion Terminal Associates Project - DETC Issue) | 3.30 | 10/1/08 | 1,400,000 | 1,384,054 |
| Rappahannock Regional Jail Authority, Regional Jail Facility GAN | 4.25 | 12/1/09 | 3,000,000 | 3,038,790 |
| **Washington--3.0%** | | | | |

| | | | | |
|---|---|---|---|---|
| Washington Higher Education Facilities Authority, Revenue, (University of Puget Sound Project) (LOC; Bank of America) | 5.00 | 4/1/08 | 2,500,000 | 2,544,000 |
| Washington Public Power Supply System, Revenue (Nuclear Project Number 3) (Insured; AMBAC) | 6.00 | 7/1/07 | 2,050,000 | 2,078,618 |
| **Wyoming--1.3%** | | | | |
| Uinta County, PCR (Amoco Project) | 2.25 | 7/1/07 | 2,000,000 | 1,977,340 |
| **U.S. Related--4.6%** | | | | |
| Puerto Rico Electric Authority, Power Revenue | 4.00 | 7/1/08 | 500,000 | 502,470 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 4.50 | 7/1/10 | 4,105,000 | 4,206,599 |
| Puerto Rico Public Buildings Authority, Government Facilities Revenue | 4.50 | 7/1/07 | 2,500,000 | 2,510,475 |
| **Total Long-Term Municipal Investments** (cost $150,868,448) | | | | **150,912,287** |

| Short-Term Municipal Investments--1.9% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Indiana--.6%** | | | | |
| Indiana Health Facility Financing Authority, Revenue (Ascension Health Credit Group) | 3.45 | 3/1/07 | 1,000,000 | 999,660 |
| **Tennessee--.8%** | | | | |
| Montgomery County Public Building Authority, Pooled Financing Revenue (Tennessee County Loan Pool) (LOC; Bank of America) | 3.56 | 12/1/06 | 1,100,000 [b] | 1,100,000 |
| **Texas--.5%** | | | | |
| Harris County Health Facilities Development Corporation, Revenue (Texas Children's Hospital Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.58 | 12/1/06 | 800,000 [b] | 800,000 |
| **Total Short-Term Municipal Investments** (cost $2,900,000) | | | | **2,899,660** |
| **Total Investments** (cost $153,768,448) | | | **98.6%** | **153,811,947** |
| **Cash and Receivables (Net)** | | | **1.4%** | **2,158,463** |
| **Net Assets** | | | **100.0%** | **155,970,410** |

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

# STATEMENT OF INVESTMENTS

**Mellon Pennsylvania Intermediate Municipal Bond Fund**

**November 30, 2006 (Unaudited)**

| Long-Term Municipal Investments--99.1% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama--.6%** | | | | |
| Jefferson County, | | | | |
| Limited Obligation School | | | | |
| Warrants | 5.50 | 1/1/21 | 3,500,000 | 3,856,195 |
| **Arizona--.2%** | | | | |
| University Medical Center Corp., | | | | |
| HR | 5.25 | 7/1/15 | 1,160,000 | 1,242,662 |
| **California--4.9%** | | | | |
| Agua Caliente Band, | | | | |
| Cahuilla Indians Revenue | 6.00 | 7/1/18 | 1,500,000 | 1,638,735 |
| Alameda Corridor Transportation | | | | |
| Authority, Revenue (Insured; | | | | |
| AMBAC) | 0/5.25 | 10/1/21 | 2,000,000 a | 1,646,140 |
| California | 5.25 | 11/1/17 | 2,500,000 | 2,721,850 |
| California | 5.00 | 5/1/19 | 5,000,000 | 5,395,800 |
| California | 5.50 | 6/1/20 | 110,000 | 116,212 |
| California | 5.50 | 11/1/33 | 6,300,000 | 6,954,129 |
| California County Tobacco | | | | |
| Securitization Agency, Tobacco | | | | |
| Settlement Asset-Backed Bonds | | | | |
| (Los Angeles County | | | | |
| Securitization Corp.) | 0/5.25 | 6/1/21 | 1,250,000 a | 1,093,687 |
| Foothill/Eastern Transportation | | | | |
| Corridor Agency, Toll Road | | | | |
| Revenue | 5.75 | 1/15/40 | 2,000,000 | 2,082,160 |
| Foothill/Eastern Transportation | | | | |
| Corridor Agency, Toll Road | | | | |
| Revenue (Insured; MBIA) | 0/5.88 | 1/15/27 | 6,000,000 a | 5,862,780 |
| Foothill/Eastern Transportation | | | | |
| Corridor Agency, Toll Road | | | | |
| Revenue (Insured; MBIA) | 0/5.88 | 1/15/29 | 2,000,000 a | 1,951,700 |
| Golden State Tobacco | | | | |
| Securitization Corp., Enhanced | | | | |
| Tobacco Settlement | | | | |
| Asset-Backed Bonds (Insured; | | | | |
| AMBAC) | 5.00 | 6/1/21 | 1,910,000 | 2,013,331 |
| **Colorado--.7%** | | | | |
| Northwest Parkway Public Highway | | | | |
| Authority, Revenue (Insured; | | | | |
| AMBAC) | 0/5.70 | 6/15/21 | 5,000,000 a | 4,539,600 |
| **Florida--.2%** | | | | |
| Miami-Dade County, | | | | |
| Subordinate Special Obligation | 0/5.00 | 10/1/35 | 1,500,000 a | 1,418,130 |
| **Illinois--.6%** | | | | |
| Illinois Educational Facilities | | | | |

| | | | | |
|---|---|---|---|---|
| Authority, Revenue (University of Chicago) | 5.25 | 7/1/11 | 1,960,000 | 2,028,816 |
| Illinois Finance Authority, Gas Supply Revenue (Peoples Gas Light and Coke Co. Project) (Insured; AMBAC) | 4.30 | 6/1/16 | 2,000,000 | 2,070,260 |
| **Kentucky--.3%** | | | | |
| Kentucky Property and Buildings Commission, Revenue (Project Number 68) | 5.75 | 10/1/10 | 1,500,000 | 1,617,015 |
| **Massachusetts--.5%** | | | | |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.13 | 12/1/34 | 350,000 | 362,064 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.00 | 8/1/32 | 3,000,000 | 3,164,670 |
| **Michigan--.3%** | | | | |
| Detroit City School District (Insured; FGIC) | 5.25 | 5/1/17 | 2,000,000 | 2,249,000 |
| **Missouri--.1%** | | | | |
| Missouri Housing Development Commission, SFMR (Homeownership Loan Program) (Collateralized: FNMA and GNMA) | 6.40 | 9/1/29 | 560,000 | 570,606 |
| **New Hampshire--.2%** | | | | |
| New Hampshire Business Finance Authority, PCR (Central Maine Power Co.) | 5.38 | 5/1/14 | 1,015,000 | 1,080,863 |
| **New Jersey--3.0%** | | | | |
| Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA) | 5.80 | 11/1/19 | 4,805,000 | 5,572,214 |
| Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA) | 5.80 | 11/1/21 | 2,000,000 | 2,320,660 |
| Garden State Preservation Trust (Open Space and Farmland Preservation) (Insured; FSA) | 5.80 | 11/1/23 | 2,000,000 | 2,321,320 |
| New Jersey Economic Development Authority, Cigarette Tax Revenue | 5.75 | 6/15/29 | 4,000,000 | 4,374,960 |
| New Jersey Transportation Trust Fund Authority (Transportation System) | 5.25 | 12/15/19 | 4,000,000 | 4,541,280 |
| **New York--1.6%** | | | | |
| Long Island Power Authority, Electric System General Revenue (Insured; FGIC) | 5.25 | 12/1/20 | 2,000,000 | 2,235,420 |
| New York City Industrial Development Agency, PILOT Revenue (Queens Baseball Stadium Project) (Insured; | | | | |

| | | | | |
|---|---|---|---|---|
| AMBAC) | 5.00 | 1/1/26 | 2,040,000 | 2,219,357 |
| New York City Transitional Finance Authority, Future Tax Secured Revenue | 5.50/14.00 | 11/1/26 | 4,000,000 b | 4,333,720 |
| New York State Dormitory Authority, Revenue (Mental Health Services Facilities) | 6.00 | 2/15/07 | 20,000 c | 20,499 |
| New York State Dormitory Authority, Revenue (Schools Program) | 5.25 | 7/1/11 | 1,200,000 | 1,256,496 |
| **North Carolina--.5%** | | | | |
| North Carolina Eastern Municipal Power Agency, Power System Revenue | 5.30 | 1/1/15 | 1,500,000 | 1,608,135 |
| North Carolina Eastern Municipal Power Agency, Power System Revenue | 5.13 | 1/1/23 | 1,500,000 | 1,575,015 |
| **Ohio--.9%** | | | | |
| Cuyahoga County, Revenue (Cleveland Clinic Health System) | 6.00 | 1/1/16 | 5,000,000 | 5,650,950 |
| **Pennsylvania--69.3%** | | | | |
| Allegheny County Hospital Development Authority, Revenue (University of Pittsburgh Medical Center) | 5.00 | 6/15/14 | 5,000,000 | 5,351,550 |
| Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC) | 5.38 | 3/1/11 | 2,500,000 | 2,683,075 |
| Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC) | 5.50 | 3/1/14 | 2,500,000 | 2,708,950 |
| Allegheny County Port Authority, Special Transportation Revenue (Insured; FGIC) | 5.50 | 3/1/16 | 1,360,000 | 1,473,220 |
| Allegheny County Sanitary Authority, Sewer Revenue (Insured; MBIA) | 5.00 | 12/1/18 | 2,560,000 | 2,793,600 |
| Athens Area School District (Insured; FGIC) | 4.75 | 4/15/11 | 1,740,000 | 1,827,087 |
| Blair County (Insured; AMBAC) | 5.38 | 8/1/15 | 1,880,000 | 2,123,986 |
| Blair County (Insured; AMBAC) | 5.38 | 8/1/16 | 1,980,000 | 2,253,121 |
| Carlisle Area School District (Insured; MBIA) | 5.00 | 3/1/12 | 1,295,000 | 1,385,792 |
| Central Dauphin School District, GO (Insured; MBIA) | 6.75 | 2/1/16 | 5,000,000 c | 6,182,950 |
| Central Dauphin School District, GO (Insured; MBIA) | 7.00 | 2/1/16 | 1,630,000 c | 2,045,650 |
| Central Dauphin School District, GO (Insured; MBIA) | 7.50 | 2/1/16 | 3,100,000 c | 4,010,129 |

| | | | | |
|---|---|---|---|---|
| Central York School District, GO (Insured; FGIC) | 5.00 | 6/1/12 | 2,305,000 | 2,472,527 |
| Central York School District, GO (Insured; FGIC) | 5.50 | 6/1/12 | 80,000 c | 87,841 |
| Central York School District, GO (Insured; FGIC) | 5.50 | 6/1/14 | 920,000 | 1,007,326 |
| Chester County | 5.00 | 8/15/18 | 4,545,000 | 4,966,685 |
| Chichester School District, GO  (Insured; FSA) | 5.25 | 3/15/24 | 1,355,000 | 1,500,256 |
| Coatesville Area School District (Insured; FSA) | 5.25 | 8/15/14 | 1,485,000 c | 1,653,859 |
| Coatesville Area School District (Insured; FSA) | 5.25 | 8/15/19 | 6,515,000 | 7,167,673 |
| Cumberland County Municipal Authority, Revenue (Dickerson College) (Insured; AMBAC) | 5.25 | 11/1/08 | 1,000,000 | 1,032,650 |
| Cumberland County Municipal Authority, Revenue (Dickerson College) (Insured; AMBAC) | 5.25 | 11/1/09 | 1,170,000 | 1,226,815 |
| Delaware County Authority, Revenue (Haverford College) | 5.88 | 11/15/21 | 1,500,000 | 1,633,785 |
| Delaware County Authority, Revenue (Haverford College) | 5.75 | 11/15/25 | 3,000,000 | 3,253,890 |
| Delaware County Authority, University Revenue (Villanova University) (Insured; AMBAC) | 5.00 | 8/1/20 | 2,095,000 | 2,295,848 |
| Delaware County Regional Water Quality Control Authority, Sewer Revenue (Insured; FGIC) | 4.75 | 5/1/10 | 1,945,000 | 2,022,528 |
| Delaware River Joint Toll Bridge Commission, Bridge Revenue (Insured; MBIA) | 5.25 | 7/1/17 | 1,485,000 | 1,652,374 |
| Downingtown Area School District | 5.25 | 2/1/08 | 300,000 | 306,105 |
| Downingtown Area School District | 5.38 | 2/1/09 | 5,020,000 | 5,219,545 |
| East Stroudsburg Area School District, GO (Insured; FSA) | 7.50 | 9/1/22 | 2,500,000 d | 3,244,200 |
| Easton Area School District, GO (Insured; FSA) | 7.50 | 4/1/18 | 1,000,000 | 1,291,470 |
| Easton Area School District, GO (Insured; FSA) | 7.50 | 4/1/21 | 3,000,000 | 3,869,460 |
| Easton Area School District, GO (Insured; FSA) | 7.50 | 4/1/22 | 3,000,000 | 3,872,190 |
| Erie County (Insured; FGIC) | 5.50 | 9/1/22 | 1,640,000 | 1,958,373 |
| Fleetwood Area School District (Insured; FGIC) | 5.00 | 4/1/11 | 1,500,000 | 1,589,415 |
| Harrisburg Authority, School Revenue (Harrisburg Project) (Insured; FGIC) | 5.00 | 4/1/10 | 2,500,000 | 2,617,000 |
| Kennett Consolidated School District (Insured; FGIC) | 5.50 | 2/15/12 | 1,310,000 c | 1,432,053 |
| Lancaster County Solid Waste | | | | |

| | | | | |
|---|---|---|---|---|
| Management Authority, Resource Recovery System Revenue (Insured; AMBAC) | 5.25 | 12/15/08 | 3,940,000 | 4,051,147 |
| Lancaster County Solid Waste Management Authority, Resource Recovery System Revenue (Insured; AMBAC) | 5.25 | 12/15/09 | 4,230,000 | 4,399,834 |
| Lancaster County Solid Waste Management Authority, Resource Recovery System Revenue (Insured; AMBAC) | 5.25 | 12/15/10 | 2,000,000 | 2,103,840 |
| Lancaster County Vocational Technical School Authority, LR (Insured; FGIC) | 5.25 | 2/15/09 | 1,000,000 | 1,037,360 |
| Lancaster County Vocational Technical School Authority, LR (Insured; FGIC) | 5.25 | 2/15/10 | 1,500,000 | 1,579,065 |
| Lancaster Higher Education Authority, College Revenue (Franklin and Marshall College Project) | 5.25 | 4/15/16 | 1,815,000 | 1,967,914 |
| Lehigh County General Purpose Authority, Revenue (Good Shepherd Group) | 5.25 | 11/1/14 | 3,255,000 | 3,398,578 |
| Lehigh County Industrial Development Authority, PCR (People Electric Utilities Corp. Project) (Insured; FGIC) | 4.75 | 2/15/27 | 2,000,000 | 2,076,300 |
| Lower Merion School District | 5.00 | 5/15/29 | 11,975,000 | 12,716,971 |
| Montgomery County | 5.00 | 9/15/10 | 1,165,000 | 1,227,118 |
| Montgomery County | 5.00 | 9/15/11 | 2,155,000 | 2,296,842 |
| Muhlenberg School District (Insured; FGIC) | 5.38 | 4/1/15 | 1,000,000 | 1,084,920 |
| Neshaminy School District, GO (Insured; AMBAC) | 5.00 | 5/1/18 | 2,000,000 | 2,198,800 |
| Neshaminy School District, GO (Insured; AMBAC) | 5.00 | 5/1/24 | 1,500,000 | 1,627,140 |
| North Penn School District Authority, School Revenue | 6.20 | 3/1/07 | 305,000 | 306,430 |
| Northampton County Higher Education Authority, Revenue (Lehigh University) | 5.50 | 11/15/11 | 2,500,000 | 2,725,150 |
| Northwestern Lehigh School District (Insured; FSA) | 5.00 | 3/15/09 | 1,190,000 | 1,229,579 |
| Northwestern Lehigh School District (Insured; FSA) | 5.00 | 3/15/10 | 1,245,000 | 1,302,569 |
| Owen J. Roberts School District (Insured; FSA) | 5.50 | 8/15/12 | 1,440,000 c | 1,585,814 |
| Parkland School District (Insured; FGIC) | 5.25 | 9/1/11 | 2,220,000 | 2,388,121 |
| Parkland School District (Insured; FGIC) | 5.38 | 9/1/14 | 3,110,000 | 3,485,284 |

| | | | | |
|---|---|---|---|---|
| Parkland School District | | | | |
| (Insured; FGIC) | 5.38 | 9/1/16 | 1,490,000 | 1,696,872 |
| Pennsylvania | 5.25 | 10/15/09 | 10,000,000 | 10,475,700 |
| Pennsylvania | 6.00 | 1/15/10 | 2,500,000 c | 2,704,650 |
| Pennsylvania | 5.25 | 10/15/10 | 10,000,000 | 10,626,700 |
| Pennsylvania | 5.25 | 2/1/11 | 7,850,000 | 8,373,517 |
| Pennsylvania | 5.00 | 1/1/15 | 11,195,000 | 12,281,587 |
| Pennsylvania Economic Development | | | | |
| Financing Authority, SWDR | | | | |
| (Waste Management Inc. Project) | 4.70 | 11/1/14 | 5,000,000 | 5,118,350 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, College | | | | |
| Revenue (Allegheny College | | | | |
| Project) (Insured; MBIA) | 6.10 | 11/1/08 | 845,000 | 846,715 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, College | | | | |
| Revenue (Lafayette College | | | | |
| Project) | 6.00 | 5/1/30 | 5,000,000 | 5,371,000 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, Health | | | | |
| Services Revenue (Allegheny | | | | |
| Delaware Valley Obligated | | | | |
| Group Project) (Insured; MBIA) | 5.60 | 11/15/10 | 2,000,000 | 2,137,780 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (Bryn Mawr College) (Insured; | | | | |
| AMBAC) | 5.25 | 12/1/12 | 3,000,000 | 3,276,090 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (Drexel University) (Insured; | | | | |
| MBIA) | 5.30 | 5/1/07 | 875,000 c | 898,686 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (Drexel University) (Insured; | | | | |
| MBIA) | 5.30 | 5/1/10 | 3,035,000 | 3,116,308 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (La Salle University) | 5.50 | 5/1/34 | 2,250,000 | 2,381,603 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (State System of Higher | | | | |
| Education) (Insured; AMBAC) | 5.00 | 6/15/10 | 2,785,000 | 2,920,713 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (State System of Higher | | | | |
| Education) (Insured; AMBAC) | 5.75 | 6/15/10 | 3,045,000 | 3,263,540 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (State System of Higher | | | | |
| Education) (Insured; AMBAC) | 5.00 | 6/15/11 | 2,935,000 | 3,113,918 |
| Pennsylvania Higher Educational | | | | |
| Facilities Authority, Revenue | | | | |

| | | | | |
|---|---|---|---|---|
| (Temple University) (Insured; MBIA) | 5.25 | 4/1/08 | 1,540,000 c | 1,589,603 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (Temple University) (Insured; MBIA) | 5.25 | 4/1/14 | 960,000 | 989,818 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (Thomas Jefferson University) (Insured; AMBAC) | 5.25 | 9/1/17 | 1,700,000 d | 1,929,143 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (Thomas Jefferson University) (Insured; AMBAC) | 5.25 | 9/1/18 | 1,485,000 d | 1,694,266 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (University of Scranton) (Insured; AMBAC) | 5.75 | 5/1/11 | 1,690,000 c | 1,842,590 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System) | 5.00 | 1/15/10 | 1,630,000 | 1,686,806 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System) | 5.13 | 1/15/11 | 1,550,000 | 1,626,694 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System) | 6.00 | 1/15/22 | 2,500,000 | 2,736,450 |
| Pennsylvania Higher Educational Facilities Authority, Revenue (UPMC Health System) (Insured; FSA) | 5.25 | 8/1/12 | 3,000,000 | 3,146,550 |
| Pennsylvania Housing Finance Agency, SFMR | 5.35 | 10/1/09 | 1,165,000 | 1,195,022 |
| Pennsylvania Housing Finance Agency, SFMR | 5.45 | 10/1/10 | 3,025,000 | 3,105,011 |
| Pennsylvania Housing Finance Agency, SFMR | 5.50 | 10/1/11 | 1,325,000 | 1,360,643 |
| Pennsylvania Housing Finance Agency, SFMR | 5.55 | 10/1/12 | 325,000 | 327,389 |
| Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC) | 6.00 | 7/1/08 | 5,600,000 | 5,811,792 |
| Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC) | 5.80 | 1/1/09 | 5,000,000 | 5,226,700 |
| Pennsylvania Industrial Development Authority, EDR (Insured; AMBAC) | 5.50 | 7/1/12 | 5,335,000 | 5,847,854 |
| Pennsylvania Turnpike Commission, Oil Franchise Tax Subordinated Revenue (Insured; MBIA) | 5.25 | 12/1/13 | 2,500,000 c | 2,763,925 |
| Pennsylvania Turnpike Commission, | | | | |

| | | | | |
|---|---|---|---|---|
| Registration Fee Revenue (Insured; FSA) | 5.25 | 7/15/24 | 5,000,000 | 5,850,850 |
| Pennsylvania Turnpike Commission, Registration Fee Revenue (Insured; FSA) | 5.25 | 7/15/25 | 5,000,000 | 5,891,200 |
| Pennsylvania Turnpike Commission, Turnpike Revenue | 5.50 | 6/1/15 | 1,500,000 | 1,629,615 |
| Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; AMBAC) | 5.00 | 12/1/29 | 5,000,000 | 5,399,950 |
| Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC) | 5.00 | 6/1/11 | 3,000,000 | 3,187,890 |
| Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC) | 5.50 | 12/1/11 | 2,510,000 | 2,740,368 |
| Pennsylvania Turnpike Commission, Turnpike Revenue (Insured; FGIC) | 5.50 | 12/1/12 | 2,000,000 | 2,213,160 |
| Perkiomen Valley School District (Insured; FSA) | 5.25 | 3/1/11 | 690,000 [c] | 736,589 |
| Perkiomen Valley School District (Insured; FSA) | 5.25 | 3/1/11 | 720,000 [c] | 768,614 |
| Perkiomen Valley School District (Insured; FSA) | 5.25 | 3/1/13 | 540,000 | 575,473 |
| Perkiomen Valley School District (Insured; FSA) | 5.25 | 3/1/14 | 570,000 | 607,164 |
| Philadelphia (Insured; FSA) | 5.25 | 3/15/11 | 3,500,000 | 3,656,415 |
| Philadelphia (Insured; FSA) | 5.25 | 3/15/12 | 235,000 | 245,502 |
| Philadelphia (Insured; FSA) | 5.25 | 3/15/13 | 2,000,000 | 2,089,380 |
| Philadelphia (Insured; FSA) | 5.25 | 3/15/14 | 1,000,000 | 1,044,420 |
| Philadelphia, Water and Wastewater Revenue (Insured; AMBAC) | 5.63 | 6/15/09 | 5,000,000 | 5,258,000 |
| Philadelphia, Water and Wastewater Revenue (Insured; AMBAC) | 5.25 | 12/15/12 | 10,000,000 | 10,908,400 |
| Philadelphia, Water and Wastewater Revenue (Insured; FSA) | 5.25 | 7/1/18 | 5,000,000 | 5,534,450 |
| Philadelphia, Water and Wastewater Revenue (Insured; FSA) | 5.00 | 7/1/23 | 1,690,000 | 1,818,727 |
| Philadelphia Authority for Industrial Development, Industrial and Commercial Revenue (Girard Estates Facilities Leasing Project) | 5.00 | 5/15/19 | 2,400,000 | 2,414,904 |

| | | | | |
|---|---|---|---|---|
| Philadelphia Hospital and Higher Education Facilities Authority, Revenue (Jefferson Health System) | 5.50 | 5/15/08 | 1,000,000 | 1,024,740 |
| Philadelphia Parking Authority, Airport Parking Revenue (Insured; AMBAC) | 5.75 | 9/1/09 | 2,255,000 | 2,382,182 |
| Philadelphia Parking Authority, Parking Revenue (Insured; AMBAC) | 5.25 | 2/1/13 | 1,935,000 | 2,018,050 |
| Philadelphia Parking Authority, Parking Revenue (Insured; AMBAC) | 5.25 | 2/1/14 | 2,040,000 | 2,127,067 |
| Philadelphia School District (Insured; AMBAC) | 5.00 | 4/1/17 | 5,000,000 | 5,443,650 |
| Philadelphia School District (Insured; FSA) | 5.75 | 2/1/11 | 4,000,000 | 4,334,000 |
| Philadelphia School District (Insured; FSA) | 5.75 | 2/1/11 | 3,000,000 c | 3,256,560 |
| Philadelphia School District (Insured; FSA) | 5.50 | 2/1/12 | 1,310,000 c | 1,431,227 |
| Philadelphia School District (Insured; FSA) | 5.50 | 2/1/12 | 1,770,000 c | 1,933,796 |
| Philadelphia School District (Insured; MBIA) | 5.00 | 10/1/08 | 10,000,000 | 10,259,600 |
| Philadelphia School District (Insured; MBIA) | 5.25 | 4/1/09 | 2,500,000 c | 2,597,475 |
| Pittsburgh School District (Insured; FSA) | 5.50 | 9/1/16 | 4,000,000 | 4,578,400 |
| Pittsburgh School District (Insured; FSA) | 5.50 | 9/1/18 | 1,000,000 | 1,159,360 |
| Saint Mary Hospital Authority, Health System Revenue (Catholic Health East Issue) | 5.00 | 11/15/21 | 1,000,000 | 1,050,520 |
| Scranton-Lackawanna Health and Welfare Authority, Revenue (Community Medical Center Project) (Insured; MBIA) | 5.50 | 7/1/10 | 3,035,000 | 3,144,564 |
| Scranton-Lackawanna Health and Welfare Authority, Revenue (Community Medical Center Project) (Insured; MBIA) | 5.50 | 7/1/11 | 3,195,000 | 3,309,828 |
| Springfield School District (Delaware County) (Insured; FSA) | 4.75 | 3/15/11 | 780,000 | 818,345 |
| Springfield School District (Delaware County) (Insured; FSA) | 4.75 | 3/15/12 | 1,085,000 | 1,148,060 |
| State Public School Building Authority, School LR (Richland School District Project) (Insured; FGIC) | 5.00 | 11/15/14 | 1,265,000 c | 1,390,716 |

| | | | | |
|---|---|---|---|---|
| State Public School Building Authority, School Revenue (Lease-Philadelphia School District Project) (Insured; FSA) | 5.00 | 6/1/29 | 5,000,000 | 5,313,200 |
| State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA) | 5.25 | 4/1/13 | 195,000 c | 213,825 |
| State Public School Building Authority, School Revenue (Tuscarora School District Project) (Insured; FSA) | 5.25 | 4/1/17 | 840,000 | 915,625 |
| Susquehanna Area Regional Airport Authority, Airport System Revenue | 5.38 | 1/1/18 | 6,000,000 | 6,109,320 |
| Susquehanna Area Regional Airport Authority, Airport System Revenue (Insured; AMBAC) | 5.50 | 1/1/20 | 4,370,000 | 4,718,376 |
| Susquehanna Area Regional Airport Authority, Airport System Revenue (Insured; AMBAC) | 5.00 | 1/1/33 | 2,400,000 | 2,525,112 |
| Swarthmore Borough Authority, College Revenue | 5.50 | 9/15/11 | 17,500,000 | 19,002,550 |
| Swarthmore Borough Authority, College Revenue | 5.25 | 9/15/17 | 1,000,000 | 1,084,150 |
| Twin Valley School District, GO (Insured; FSA) | 5.25 | 4/1/21 | 1,000,000 | 1,108,310 |
| University Area Joint Authority, Sewer Revenue (Insured; MBIA) | 5.00 | 11/1/11 | 1,430,000 | 1,525,796 |
| Upper Darby School District, GO (Insured; FGIC) | 5.00 | 5/1/18 | 2,870,000 | 3,129,477 |
| Upper Merion Area School District (Insured; MBIA) | 5.00 | 2/15/19 | 1,165,000 | 1,260,344 |
| Upper Saint Clair Township School District | 5.20 | 7/15/07 | 6,000,000 c | 6,061,980 |
| Warwick School District (Insured; FGIC) | 5.25 | 2/15/11 | 1,000,000 | 1,066,860 |
| Wilson Area School District (Insured; FGIC) | 5.00 | 2/15/11 | 1,910,000 | 2,020,723 |
| Wilson School District (Insured; FSA) | 5.38 | 5/15/15 | 1,785,000 | 1,935,190 |
| Wilson School District (Insured; FSA) | 5.38 | 5/15/16 | 1,500,000 | 1,626,210 |
| York County (Insured; AMBAC) | 5.00 | 6/1/17 | 1,100,000 | 1,184,282 |
| York County Solid Waste and Refuse Authority, Solid Waste System Revenue (Insured; FGIC) | 5.50 | 12/1/14 | 1,000,000 | 1,130,130 |
| **South Carolina--.7%** | | | | |
| Greenville County School District, Installment Purchase Revenue | | | | |

| | | | | |
|---|---|---|---|---|
| (Building Equity Sooner for Tomorrow) | 5.88 | 12/1/12 | 2,000,000 [c] | 2,261,540 |
| Greenville County School District, Installment Purchase Revenue (Building Equity Sooner for Tomorrow) | 5.50 | 12/1/18 | 2,000,000 | 2,286,840 |
| **Texas--.3%** | | | | |
| Dallas/Fort Worth, International Airport, Joint Revenue Improvement (Insured; FGIC) | 5.50 | 11/1/31 | 2,000,000 | 2,139,600 |
| **Virginia--1.8%** | | | | |
| Industrial Development Authority of the County of Charles City, Solid Waste Disposal Facility Revenue (USA Waste of Virginia, Inc. Project) | 4.88 | 2/1/09 | 6,600,000 | 6,703,422 |
| Louisa Industrial Development Authority, PCR (Virginia Electric and Power Company) | 5.25 | 12/1/08 | 5,000,000 | 5,055,550 |
| **U.S. Related--12.4%** | | | | |
| Puerto Rico Commonwealth, Public Improvement | 5.25 | 7/1/23 | 4,090,000 | 4,481,658 |
| Puerto Rico Commonwealth, Public Improvement (Insured; FGIC) | 5.50 | 7/1/18 | 9,545,000 | 11,107,612 |
| Puerto Rico Commonwealth, Public Improvement (Insured; MBIA) | 5.50 | 7/1/14 | 7,500,000 | 8,478,225 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA) | 5.25 | 7/1/29 | 5,000,000 | 5,305,200 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA) | 5.25 | 7/1/14 | 7,875,000 | 8,772,120 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA) | 5.50 | 7/1/17 | 6,000,000 | 6,941,520 |
| Puerto Rico Electric Power Authority, Power Revenue (Insured; MBIA) | 5.50 | 7/1/19 | 2,290,000 | 2,682,781 |
| Puerto Rico Government Development Bank, Senior Notes | 5.00 | 12/1/12 | 3,000,000 | 3,192,420 |
| Puerto Rico Government Development Bank, Senior Notes | 5.00 | 12/1/13 | 3,000,000 | 3,217,050 |
| Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FSA) | 5.50 | 7/1/13 | 1,500,000 | 1,637,070 |
| Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA) | 5.50 | 7/1/13 | 4,000,000 | 4,365,520 |
| Puerto Rico Highway and Transportation Authority, | | | | |

| | | | | |
|---|---|---|---|---|
| Highway Revenue, Series Y (Insured; MBIA) | 6.25 | 7/1/08 | 1,295,000 | 1,350,348 |
| Puerto Rico Highway and Transportation Authority, Highway Revenue, Series Z (Insured; MBIA) | 6.25 | 7/1/08 | 1,000,000 | 1,042,740 |
| Puerto Rico Highway and Transportation Authority, Transportation Revenue | 5.25 | 7/1/10 | 4,000,000 | 4,198,760 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 5.00 | 7/1/21 | 5,000,000 | 5,363,800 |
| Puerto Rico Municipal Finance Agency (Insured; FSA) | 5.50 | 8/1/09 | 7,090,000 | 7,450,810 |
| **Total Long-Term Municipal Investments** (cost $611,328,040) | | | | **638,137,427** |

| Short-Term Municipal Investments--.9% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Pennsylvania;** | | | | |
| Delaware County Industrial Development Authority, PCR (PECO Energy Co. Project) (LOC; Wachovia Bank) | 3.75 | 12/1/06 | 3,300,000 e | 3,300,000 |
| Philadelphia Authority for Industrial Development, Revenue (The Fox Chase Cancer Center Project) (LOC; JPMorgan Chase Bank) | 3.55 | 12/1/06 | 400,000 e | 400,000 |
| Philadelphia Authority for Industrial Development, Revenue (The Fox Chase Cancer Center Obligated Group) (LOC; JPMorgan Chase Bank) | 3.57 | 12/1/06 | 500,000 e | 500,000 |
| Philadelphia Hospitals and Higher Education Facilities Authority, HR (Children's Hospital of Philadelphia Project) (Insured; MBIA and Liquidity Facility; Westdeutsche Landesbank) | 3.55 | 12/1/06 | 400,000 e | 400,000 |
| Schuylkill County Industrial Development Authority, RRR, Refunding (Northeastern Power Co. Project) (LOC; Dexia Credit Locale) | 3.63 | 12/1/06 | 1,000,000 e | 1,000,000 |
| **Total Short-Term Municipal Investments** (cost $5,600,000) | | | | **5,600,000** |
| **Total Investments** (cost $616,928,040) | | | **100.0%** | **643,737,427** |
| **Cash and Receivables (Net)** | | | **.0%** | **38,148** |
| **Net Assets** | | | **100.0%** | **643,775,575** |

a Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.
b Subject to interest rate change on November 1, 2011.

c     These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

d     Purchased on a delayed delivery basis.

e     Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

## Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |

| | | | |
|---|---|---|---|
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

# STATEMENT OF INVESTMENTS

**Mellon Massachusetts Intermediate Municipal Bond Fund**

**November 30, 2006 (Unaudited)**

| Long-Term Municipal Investments--94.7% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Massachusetts--83.9%** | | | | |
| Ashland, | | | | |
|     GO (Insured; AMBAC) | 5.25 | 5/15/21 | 1,305,000 | 1,447,232 |
| Auburn | | | | |
|     (Insured; AMBAC) | 5.13 | 6/1/20 | 1,225,000 | 1,333,927 |
| Bellingham | | | | |
|     (Insured; AMBAC) | 5.38 | 3/1/14 | 1,685,000 | 1,822,445 |
| Boston | 5.75 | 2/1/10 | 2,000,000 | 2,135,340 |
| Boston Economic Development and | | | | |
|     Industrial Corp., Public | | | | |
|     Parking Facility | 4.50 | 6/1/10 | 3,000,000 | 3,075,690 |
| Boston Water and Sewer Commission, | | | | |
|     Revenue | 9.25 | 1/1/11 | 100,000 | 118,824 |
| Boston Water and Sewer Commission, | | | | |
|     Revenue | 5.00 | 11/1/19 | 2,170,000 | 2,352,302 |
| Boston Water and Sewer Commission, | | | | |
|     Revenue | 5.00 | 11/1/23 | 3,920,000 | 4,218,155 |
| Brockton | | | | |
|     (Municipal Purpose Loan) | | | | |
|     (Insured; AMBAC) | 5.00 | 6/1/19 | 1,430,000 | 1,552,708 |
| Burlington | 5.25 | 2/1/12 | 200,000 | 216,558 |
| Burlington | 5.25 | 2/1/13 | 250,000 | 274,148 |
| Cambridge | | | | |
|     (Municipal Purpose Loan) | 5.00 | 12/15/11 | 510,000 | 546,409 |
| Cohasset | 5.00 | 6/15/22 | 895,000 | 963,924 |
| Cohasset | 5.00 | 6/15/23 | 895,000 | 961,498 |
| Everett | | | | |
|     (Insured; FGIC) | 5.38 | 12/15/17 | 1,250,000 | 1,402,775 |
| Everett | | | | |
|     (Insured; MBIA) | 6.13 | 12/15/09 | 1,000,000 [a] | 1,084,100 |
| Falmouth, | | | | |
|     GO Notes, BAN | 4.50 | 7/20/07 | 2,500,000 | 2,514,500 |
| Haverhill | | | | |
|     (State Qualified Municipal | | | | |
|     Purpose Loan) (Insured; FGIC) | 4.00 | 6/1/15 | 1,530,000 | 1,576,405 |
| Haverhill | | | | |
|     (State Qualified Municipal | | | | |
|     Purpose Loan) (Insured; FGIC) | 5.00 | 6/1/16 | 1,580,000 | 1,753,595 |
| Haverhill | | | | |
|     (State Qualified Municipal | | | | |
|     Purpose Loan) (Insured; FGIC) | 5.00 | 6/1/18 | 505,000 | 557,237 |
| Hingham | | | | |
|     (Municipal Purpose Loan) | 5.38 | 4/1/17 | 1,645,000 | 1,786,766 |
| Holden | | | | |
|     (Municipal Purpose Loan) | | | | |

| | | | | |
|---|---|---|---|---|
| (Insured; FGIC) | 6.00 | 3/1/10 | 1,000,000 a | 1,084,620 |
| Hopedale | | | | |
| (Insured; AMBAC) | 5.00 | 11/15/19 | 650,000 | 710,099 |
| Ipswich, | | | | |
| GO (Insured; FGIC) | 5.00 | 11/15/14 | 500,000 | 550,895 |
| Lawrence | | | | |
| (Insured; FSA) | 5.00 | 2/1/21 | 2,500,000 | 2,752,375 |
| Lynn | | | | |
| (Insured; MBIA) | 5.25 | 2/15/08 | 1,500,000 | 1,531,695 |
| Lynnfield | | | | |
| (Municipal Purpose Loan) | 5.00 | 7/1/20 | 505,000 | 545,809 |
| Lynnfield | | | | |
| (Municipal Purpose Loan) | 5.00 | 7/1/21 | 525,000 | 566,344 |
| Lynnfield | | | | |
| (Municipal Purpose Loan) | 5.00 | 7/1/22 | 585,000 | 630,273 |
| Lynnfield | | | | |
| (Municipal Purpose Loan) | 5.00 | 7/1/23 | 585,000 | 629,472 |
| Mansfield | | | | |
| (Insured; AMBAC) | 5.00 | 8/15/17 | 1,395,000 | 1,528,125 |
| Marblehead | 5.00 | 8/15/18 | 1,340,000 | 1,455,736 |
| Marblehead | 5.00 | 8/15/22 | 1,750,000 | 1,887,270 |
| Mashpee | | | | |
| (Insured; FGIC) | 5.63 | 11/15/10 | 500,000 a | 543,790 |
| Massachusetts | 6.50 | 8/1/08 | 595,000 | 622,786 |
| Massachusetts | | | | |
| (Insured; FSA) | 5.25 | 9/1/22 | 7,500,000 | 8,706,975 |
| Massachusetts | | | | |
| (Insured; MBIA) | 5.50 | 2/1/07 | 5,000,000 | 5,016,100 |
| Massachusetts | | | | |
| (Insured; XLCA) | 5.02 | 12/1/12 | 1,770,000 b | 1,882,112 |
| Massachusetts, | | | | |
| Consolidated Loan | 5.75 | 6/1/10 | 5,000,000 a | 5,355,050 |
| Massachusetts, | | | | |
| Consolidated Loan | 5.25 | 11/1/12 | 2,000,000 a | 2,176,140 |
| Massachusetts, | | | | |
| Consolidated Loan | 5.25 | 10/1/13 | 2,600,000 a | 2,858,622 |
| Massachusetts, | | | | |
| Consolidated Loan | 5.25 | 10/1/13 | 2,500,000 a | 2,748,675 |
| Massachusetts, | | | | |
| Consolidated Loan | 5.00 | 3/1/15 | 1,500,000 a | 1,650,390 |
| Massachusetts, | | | | |
| Consolidated Loan | 5.00 | 3/1/15 | 1,800,000 a | 1,980,468 |
| Massachusetts, | | | | |
| Consolidated Loan | 5.50 | 11/1/16 | 1,000,000 | 1,147,210 |
| Massachusetts, | | | | |
| Consolidated Loan | 5.00 | 9/1/18 | 5,000,000 | 5,446,050 |
| Massachusetts, | | | | |
| Consolidated Loan | 5.00 | 8/1/21 | 1,000,000 | 1,089,110 |
| Massachusetts, | | | | |
| Consolidated Loan (Insured; | | | | |
| FGIC) | 5.50 | 11/1/13 | 2,500,000 | 2,794,750 |
| Massachusetts, | | | | |

| | | | | |
|---|---|---|---|---|
| Consolidated Loan (Insured; FGIC) | 5.50 | 8/1/18 | 1,035,000 | 1,202,194 |
| Massachusetts, Consolidated Loan (Insured; FSA) | 5.25 | 1/1/13 | 5,000,000 [a] | 5,454,300 |
| Massachusetts, Consolidated Loan (Insured; MBIA) | 5.00 | 8/1/12 | 1,580,000 [a] | 1,695,387 |
| Massachusetts, Consolidated Loan (Insured; MBIA) | 5.00 | 8/1/12 | 420,000 [a] | 450,673 |
| Massachusetts, Federal Highway, GAN (Insured; FSA) | 5.75 | 6/15/12 | 2,500,000 | 2,703,375 |
| Massachusetts, Federal Highway, GAN (Insured; FSA) | 5.13 | 12/15/12 | 1,500,000 | 1,559,460 |
| Massachusetts, Federal Highway, GAN (Insured; MBIA) | 5.13 | 6/15/15 | 1,500,000 | 1,557,510 |
| Massachusetts, Special Obligation Revenue | 5.38 | 6/1/11 | 6,350,000 | 6,835,204 |
| Massachusetts, Special Obligation Revenue | 5.50 | 6/1/13 | 1,000,000 | 1,112,040 |
| Massachusetts, Special Obligation Revenue (Insured; FGIC) | 5.38 | 6/1/12 | 5,000,000 [a] | 5,448,600 |
| Massachusetts Bay Transportation Authority, Assessment Revenue | 5.75 | 7/1/10 | 1,835,000 [a] | 1,971,983 |
| Massachusetts Bay Transportation Authority, Assessment Revenue | 5.75 | 7/1/11 | 165,000 | 177,002 |
| Massachusetts Bay Transportation Authority, Assessment Revenue | 5.25 | 7/1/14 | 1,045,000 [a] | 1,162,573 |
| Massachusetts Bay Transportation Authority, Assessment Revenue | 5.25 | 7/1/14 | 1,000,000 [a] | 1,112,510 |
| Massachusetts Bay Transportation Authority, Assessment Revenue | 5.00 | 7/1/15 | 5,000,000 [a] | 5,518,750 |
| Massachusetts Bay Transportation Authority, General Transportation System (Insured; FGIC) | 5.50 | 3/1/09 | 2,000,000 | 2,086,040 |
| Massachusetts Bay Transportation Authority, General Transportation System (Insured; FGIC) | 5.25 | 3/1/15 | 1,000,000 | 1,113,980 |
| Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue | 5.00 | 7/1/12 | 6,000,000 [a] | 6,445,020 |
| Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue | 5.50 | 7/1/16 | 2,500,000 | 2,870,100 |
| Massachusetts Bay Transportation | | | | |

| | | | | |
|---|---|---|---|---|
| Authority, Senior Sales Tax Revenue | 5.25 | 7/1/21 | 2,000,000 | 2,311,420 |
| Massachusetts Bay Transportation Authority, Senior Sales Tax Revenue | 5.25 | 7/1/22 | 2,430,000 | 2,818,095 |
| Massachusetts Development Finance Agency, Education Revenue (Belmont Hill School Issue) | 5.00 | 9/1/15 | 500,000 | 530,735 |
| Massachusetts Development Finance Agency, Higher Education Revenue (Emerson College Issue) | 5.00 | 1/1/16 | 1,000,000 | 1,091,840 |
| Massachusetts Development Finance Agency, Higher Education Revenue (Emerson College Issue) | 5.00 | 1/1/22 | 2,000,000 | 2,156,840 |
| Massachusetts Development Finance Agency, Higher Education Revenue (Smith College Issue) | 5.75 | 7/1/10 | 1,000,000 [a] | 1,083,480 |
| Massachusetts Development Finance Agency, Revenue (Combined Jewish Philanthropies of Greater Boston, Inc. Project) | 5.25 | 2/1/22 | 1,000,000 | 1,080,050 |
| Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA) | 4.75 | 3/1/20 | 530,000 | 545,773 |
| Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA) | 5.25 | 3/1/26 | 1,000,000 | 1,073,800 |
| Massachusetts Development Finance Agency, Revenue (Curry College Issue) (Insured; ACA) | 5.00 | 3/1/36 | 1,000,000 | 1,047,850 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) | 6.00 | 7/1/08 | 310,000 | 319,424 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) | 6.30 | 1/1/10 | 350,000 | 381,272 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) | 6.40 | 1/1/10 | 370,000 [a] | 404,088 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) | 6.50 | 1/1/10 | 395,000 [a] | 432,489 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) | 6.38 | 7/1/23 | 1,000,000 | 1,135,900 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts | | | | |

| | | | | |
|---|---|---|---|---|
| College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty) | 5.00 | 7/1/24 | 2,750,000 | 2,924,433 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty) | 5.00 | 7/1/27 | 1,000,000 | 1,060,460 |
| Massachusetts Development Finance Agency, Revenue (Massachusetts College of Pharmacy and Allied Health Sciences Issue) (Insured; Assured Guaranty) | 5.00 | 7/1/35 | 2,000,000 | 2,113,520 |
| Massachusetts Development Finance Agency, Revenue (Milton Academy Issue) | 5.00 | 9/1/19 | 1,000,000 | 1,090,340 |
| Massachusetts Development Finance Agency, Revenue (Suffolk University Issue) | 5.85 | 7/1/09 | 1,000,000 [a] | 1,064,040 |
| Massachusetts Development Finance Agency, RRR (Waste Management Inc. Project) | 6.90 | 12/1/09 | 1,000,000 | 1,075,720 |
| Massachusetts Development Finance Agency, SWDR (Waste Management Inc. Project) | 5.45 | 6/1/14 | 1,000,000 | 1,073,940 |
| Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC) | 4.70 | 1/1/10 | 715,000 | 725,804 |
| Massachusetts Educational Financing Authority, Education Loan Revenue (Insured; AMBAC) | 6.20 | 7/1/13 | 215,000 | 215,338 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Boston College Issue) | 5.13 | 6/1/37 | 2,000,000 | 2,122,780 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Dartmouth-Hitchcock Obligated Group Issue) (Insured; FSA) | 5.13 | 8/1/22 | 2,000,000 | 2,132,860 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Harvard University Issue) | 5.00 | 7/15/36 | 1,000,000 | 1,077,970 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Jordan Hospital Issue) | 5.00 | 10/1/10 | 500,000 | 508,775 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Massachusetts Institute of | | | | |

| | | | | |
|---|---|---|---|---|
| Technology Issue) | 5.00 | 7/1/23 | 5,335,000 | 6,092,357 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Northeastern University Issue) (Insured; MBIA) | 5.50 | 10/1/09 | 420,000 | 442,646 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) | 5.25 | 7/1/13 | 1,595,000 | 1,671,305 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) | 5.00 | 7/1/16 | 1,045,000 | 1,122,152 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) | 5.13 | 7/1/19 | 1,000,000 | 1,038,370 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Partners HealthCare System Issue) (Insured; MBIA) | 5.38 | 7/1/17 | 2,000,000 | 2,039,740 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue) | 5.50 | 8/15/14 | 1,000,000 | 1,129,930 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Tufts University Issue) | 5.50 | 2/15/36 | 1,000,000 | 1,068,690 |
| Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue) | 5.25 | 7/1/25 | 2,000,000 | 2,127,740 |
| Massachusetts Health and Educational Facilities Authority, Revenue (UMass Memorial Issue) | 5.00 | 7/1/33 | 1,000,000 | 1,032,010 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Wellesley College Issue) | 5.00 | 7/1/24 | 1,000,000 | 1,065,710 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Winchester Hospital Issue) | 6.75 | 7/1/10 | 1,600,000 [a] | 1,764,192 |
| Massachusetts Housing Finance Agency, Housing Revenue | 4.20 | 12/1/10 | 3,300,000 | 3,318,480 |
| Massachusetts Housing Finance Agency, Housing Revenue | 5.00 | 12/1/26 | 1,165,000 | 1,199,123 |
| Massachusetts Housing Finance | | | | |

| | | | | |
|---|---|---|---|---|
| Agency, Housing Revenue | 5.13 | 12/1/34 | 200,000 | 206,894 |
| Massachusetts Housing Finance Agency, SFHR  (Insured; MBIA) | 6.00 | 6/1/14 | 370,000 | 373,426 |
| Massachusetts Industrial Finance Agency, Education Revenue (Saint John's High School of Worcester County, Inc. Issue) | 5.70 | 6/1/18 | 1,000,000 | 1,036,430 |
| Massachusetts Industrial Finance Agency, Education Revenue (The Tabor Academy Issue) | 5.40 | 12/1/18 | 775,000 | 813,828 |
| Massachusetts Industrial Finance Agency, Education Revenue (The Tabor Academy Issue) | 5.40 | 12/1/28 | 785,000 | 823,332 |
| Massachusetts Industrial Finance Agency, Revenue (Babson College Issue) (Insured; MBIA) | 5.75 | 10/1/07 | 555,000 | 565,057 |
| Massachusetts Industrial Finance Agency, Revenue (Concord Academy Issue) | 5.45 | 9/1/17 | 500,000 | 514,870 |
| Massachusetts Industrial Finance Agency, Revenue (Concord Academy Issue) | 5.50 | 9/1/27 | 1,250,000 | 1,287,713 |
| Massachusetts Industrial Finance Agency, Revenue (Tufts University Issue) (Insured; MBIA) | 5.50 | 2/15/07 | 710,000 | 712,847 |
| Massachusetts Industrial Finance Agency, Revenue (Tufts University Issue) (Insured; MBIA) | 5.50 | 2/15/11 | 500,000 | 538,890 |
| Massachusetts Industrial Finance Agency, Revenue (Wentworth Institute of Technology Inc. Issue) | 5.55 | 10/1/08 | 500,000 [a] | 526,010 |
| Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 4 Issue) (Insured; MBIA) | 5.25 | 7/1/12 | 2,000,000 | 2,164,000 |
| Massachusetts Municipal Wholesale Electric Co., Power Supply Project Revenue (Nuclear Project Number 5 Issue) (Insured; MBIA) | 5.00 | 7/1/11 | 120,000 | 127,118 |
| Massachusetts Port Authority, Revenue | 6.00 | 1/1/10 | 2,500,000 [a] | 2,702,550 |
| Massachusetts Port Authority, Revenue | 5.75 | 7/1/11 | 3,500,000 | 3,813,075 |
| Massachusetts Port Authority, Revenue (Insured; FSA) | 5.50 | 7/1/14 | 1,265,000 | 1,324,936 |
| Massachusetts School Building Authority, Dedicated Sales Tax | | | | |

| | | | | |
|---|---|---|---|---|
| (Insured; FSA) | 5.00 | 8/15/15 | 1,900,000 | 2,094,693 |
| Massachusetts School Building Authority, Dedicated Sales Tax (Insured; FSA) | 5.00 | 8/15/21 | 2,000,000 | 2,166,380 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.25 | 2/1/09 | 500,000 | 518,475 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.63 | 8/1/10 | 975,000 [a] | 1,053,770 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.25 | 8/1/11 | 335,000 [a] | 358,768 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.00 | 8/1/12 | 3,910,000 [a] | 4,191,403 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.63 | 8/1/13 | 25,000 | 26,971 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.25 | 2/1/14 | 965,000 | 1,033,640 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.50 | 8/1/14 | 30,000 | 31,744 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.25 | 8/1/17 | 1,500,000 | 1,656,045 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.00 | 8/1/18 | 75,000 | 80,001 |
| Massachusetts Water Pollution Abatement Trust (Pooled Loan Program) | 5.00 | 8/1/32 | 2,000,000 | 2,109,780 |
| Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (New Bedford Loan Program) | 5.25 | 2/1/12 | 500,000 | 539,675 |
| Massachusetts Water Pollution Abatement Trust, Water Pollution Abatement Revenue (South Essex Sewer District Loan Program) | 6.38 | 2/1/15 | 195,000 | 195,423 |
| Massachusetts Water Resource Authority, General Revenue (Insured; FSA) | 5.50 | 8/1/11 | 1,100,000 | 1,193,214 |
| Massachusetts Water Resource Authority, General Revenue (Insured; FSA) | 5.25 | 8/1/18 | 500,000 | 570,080 |
| Massachusetts Water Resource Authority, General Revenue (Insured; MBIA) | 6.00 | 8/1/14 | 1,000,000 | 1,161,210 |

| | | | | |
|---|---|---|---|---|
| Massachusetts Water Resource Authority, General Revenue (Insured; MBIA) | 5.25 | 8/1/19 | 1,500,000 | 1,691,910 |
| Massachusetts Water Resources Authority, General Revenue (Insured; MBIA) | 5.25 | 8/1/21 | 1,000,000 | 1,124,760 |
| Massachusetts Water Resource Authority, General Revenue (Insured; MBIA) | 5.25 | 8/1/24 | 2,500,000 | 2,795,600 |
| Massachusetts Water Resources Authority, Subordinated General Revenue (Insured; MBIA) | 5.50 | 8/1/11 | 1,000,000 | 1,084,300 |
| Mendon Upton Regional School District (Insured; FGIC) | 6.00 | 6/1/07 | 600,000 | 607,368 |
| Middleborough, GO | 5.00 | 12/15/16 | 1,000,000 | 1,114,050 |
| Middleborough, GO | 5.00 | 12/15/18 | 1,275,000 | 1,412,381 |
| Milton, GO, BAN | 4.25 | 1/19/07 | 5,000,000 | 5,004,600 |
| Milton School | 5.00 | 3/1/23 | 500,000 | 537,185 |
| Milton School | 5.00 | 3/1/24 | 500,000 | 536,455 |
| Milton School | 5.00 | 3/1/25 | 500,000 | 536,090 |
| Northampton (Insured; MBIA) | 5.13 | 10/15/16 | 1,985,000 | 2,204,283 |
| Northbridge (Insured; AMBAC) | 5.25 | 2/15/17 | 1,000,000 | 1,086,720 |
| Pembroke, GO (Insured; MBIA) | 4.50 | 8/1/13 | 695,000 | 735,268 |
| Pembroke, GO (Insured; MBIA) | 5.00 | 8/1/20 | 960,000 | 1,055,299 |
| Pittsfield (Insured; MBIA) | 5.00 | 4/15/12 | 1,000,000 | 1,073,640 |
| Pittsfield (Insured; MBIA) | 5.50 | 4/15/14 | 500,000 | 552,480 |
| Quabbin Regional School District (Insured; AMBAC) | 6.00 | 6/15/08 | 780,000 | 809,063 |
| Randolph (Insured; AMBAC) | 5.00 | 9/1/17 | 1,045,000 | 1,146,010 |
| Randolph (Insured; AMBAC) | 5.00 | 9/1/24 | 490,000 | 530,905 |
| Sandwich, GO (Insured; MBIA) | 5.75 | 8/15/10 | 1,050,000 [a] | 1,140,090 |
| Somerville (Insured; FSA) | 6.00 | 2/15/07 | 775,000 | 778,937 |
| Springfield (Insured; FGIC) | 5.50 | 8/1/14 | 1,500,000 | 1,639,800 |
| Springfield Water and Sewer Commission, General Revenue (Insured; AMBAC) | 5.00 | 7/15/22 | 1,175,000 | 1,279,317 |
| Springfield Water and Sewer Commission, General Revenue | | | | |

| | | | | |
|---|---|---|---|---|
| (Insured; AMBAC) | 5.00 | 7/15/23 | 1,235,000 | 1,341,543 |
| University of Massachusetts | | | | |
| Building Authority, Project | | | | |
| Revenue (Insured; AMBAC) | 5.50 | 11/1/10 | 1,000,000 a | 1,072,060 |
| Uxbridge | | | | |
| (Municipal Purpose Loan) | | | | |
| (Insured; MBIA) | 6.13 | 11/15/07 | 525,000 | 537,794 |
| Westfield | | | | |
| (Insured; FGIC) | 6.50 | 5/1/10 | 735,000 a | 811,109 |
| Worcester | | | | |
| (Insured; FGIC) | 5.63 | 8/15/10 | 1,000,000 a | 1,081,490 |
| Worcester | | | | |
| (Insured; FGIC) | 5.00 | 4/1/18 | 625,000 | 680,131 |
| Worcester | | | | |
| (Insured; MBIA) | 5.25 | 8/15/16 | 1,000,000 | 1,115,810 |
| Worcester | | | | |
| (Insured; MBIA) | 5.25 | 8/15/17 | 1,000,000 | 1,117,030 |
| Worcester | | | | |
| (Municipal Purpose Loan) | | | | |
| (Insured; MBIA) | 6.25 | 7/1/10 | 755,000 | 824,241 |
| **U.S. Related--10.8%** | | | | |
| Guam Economic Development | | | | |
| Authority, Tobacco Settlement | | | | |
| Asset-Backed Bonds | 0/5.15 | 5/15/11 | 250,000 c | 245,157 |
| Guam Economic Development | | | | |
| Authority, Tobacco Settlement | | | | |
| Asset-Backed Bonds | 0/5.20 | 5/15/12 | 300,000 c | 296,319 |
| Guam Economic Development | | | | |
| Authority, Tobacco Settlement | | | | |
| Asset-Backed Bonds | 0/5.20 | 5/15/13 | 1,175,000 c | 1,152,710 |
| Puerto Rico Commonwealth | 6.00 | 7/1/08 | 2,500,000 | 2,581,250 |
| Puerto Rico Commonwealth | | | | |
| (Insured; MBIA) | 6.25 | 7/1/11 | 1,050,000 | 1,173,449 |
| Puerto Rico Commonwealth, | | | | |
| Public Improvement | 5.25 | 7/1/22 | 1,500,000 | 1,646,145 |
| Puerto Rico Commonwealth, | | | | |
| Public Improvement (Insured; | | | | |
| FSA) | 5.50 | 7/1/15 | 1,350,000 | 1,540,634 |
| Puerto Rico Commonwealth, | | | | |
| Public Improvement (Insured; | | | | |
| MBIA) | 5.50 | 7/1/14 | 500,000 | 565,215 |
| Puerto Rico Commonwealth, | | | | |
| Public Improvement (Insured; | | | | |
| MBIA) | 5.50 | 7/1/15 | 1,135,000 | 1,295,273 |
| Puerto Rico Electric Power | | | | |
| Authority, Power Revenue | | | | |
| (Insured; MBIA) | 5.00 | 7/1/17 | 1,000,000 | 1,098,320 |
| Puerto Rico Government Development | | | | |
| Bank, Senior Notes | 5.00 | 12/1/12 | 3,205,000 | 3,410,569 |
| Puerto Rico Government Development | | | | |
| Bank, Senior Notes | 5.00 | 12/1/13 | 3,000,000 | 3,217,050 |
| Puerto Rico Government Development | | | | |

| | | | | |
|---|---|---|---|---|
| Bank, Senior Notes | 5.25 | 1/1/15 | 2,000,000 | 2,176,240 |
| Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; FGIC) | 5.50 | 7/1/16 | 3,265,000 | 3,759,745 |
| Puerto Rico Highway and Transportation Authority, Highway Revenue (Insured; MBIA) | 6.25 | 7/1/09 | 1,000,000 | 1,068,800 |
| Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC) | 5.25 | 7/1/15 | 1,905,000 | 2,095,995 |
| Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC) | 5.25 | 7/1/16 | 1,550,000 | 1,701,590 |
| Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC) | 5.25 | 7/1/18 | 2,500,000 | 2,734,525 |
| Puerto Rico Infrastructure Financing Authority, Special Tax Revenue | 5.00 | 7/1/20 | 2,260,000 | 2,431,873 |
| Puerto Rico Public Buildings Authority, Revenue (Guaranteed Government Facilities) (Insured; MBIA) | 4.00 | 7/1/07 | 1,050,000 | 1,052,604 |
| **Total Long-Term Municipal Investments** (cost $300,088,239) | | | | **309,587,091** |

| **Short-Term Municipal Investments--3.3%** | **Coupon Rate (%)** | **Maturity Date** | **Principal Amount ($)** | **Value ($)** |
|---|---|---|---|---|
| **Massachusetts;** | | | | |
| Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; Landesbank Baden-Wurttemberg) | 3.55 | 12/1/06 | 10,100,000 d | 10,100,000 |
| Massachusetts, GO (Central Artery/Ted Williams Tunnel Infrastructure Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.) | 3.55 | 12/1/06 | 200,000 d | 200,000 |
| Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale) | 3.53 | 12/1/06 | 600,000 d | 600,000 |
| **Total Short-Term Municipal Investments** (cost $10,900,000) | | | | **10,900,000** |
| **Total Investments** (cost $310,988,239) | | | **98.0%** | **320,487,091** |
| **Cash and Receivables (Net)** | | | **2.0%** | **6,627,880** |

| | | |
|---|---|---|
| **Net Assets** | **100.0%** | **327,114,971** |

a These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b Variable rate security--interest rate subject to periodic change.

c Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

d Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance Corporation |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |

| | | | | |
|---|---|---|---|---|
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |

**STATEMENT OF INVESTMENTS**
**Mellon Balanced Fund**
**November 30, 2006 (Unaudited)**

| Common Stocks--39.4% | Shares | Value ($) |
|---|---:|---:|
| **Consumer Discretionary--5.4%** | | |
| Aeropostale | 14,500 a | 438,480 |
| Bed Bath & Beyond | 11,560 a | 447,950 |
| Best Buy | 21,400 | 1,176,358 |
| BorgWarner | 8,600 | 497,080 |
| Chico's FAS | 21,020 a | 499,225 |
| Coach | 21,600 a | 933,336 |
| Coldwater Creek | 23,835 a | 599,450 |
| D.R. Horton | 27,900 | 743,256 |
| Family Dollar Stores | 26,300 | 733,507 |
| Federated Department Stores | 20,300 | 854,427 |
| Ford Motor | 88,000 | 715,440 |
| Fortune Brands | 7,940 | 642,346 |
| Harley-Davidson | 18,700 | 1,379,499 |
| Harman International Industries | 5,700 | 591,888 |
| McDonald's | 23,430 | 983,357 |
| News, Cl. B | 116,090 | 2,499,418 |
| NIKE, Cl. B | 12,100 | 1,197,295 |
| Starbucks | 41,600 a | 1,468,064 |
| Starwood Hotels & Resorts | | |
| Worldwide | 22,480 | 1,442,542 |
| Target | 25,340 | 1,472,001 |
| Thor Industries | 8,100 | 366,606 |
| | | **19,681,525** |
| **Consumer Staples--3.2%** | | |
| Anheuser-Busch Cos. | 27,400 | 1,301,774 |
| Avon Products | 24,000 | 783,360 |
| General Mills | 23,860 | 1,334,967 |
| PepsiCo | 31,700 | 1,964,449 |
| Procter & Gamble | 51,795 | 3,252,208 |
| Wal-Mart Stores | 37,460 | 1,726,906 |
| Walgreen | 29,570 | 1,197,289 |
| | | **11,560,953** |
| **Energy--4.1%** | | |
| Apache | 14,150 | 989,510 |
| ConocoPhillips | 27,420 | 1,845,366 |
| Devon Energy | 17,638 | 1,294,100 |
| Exxon Mobil | 65,650 | 5,042,577 |
| Hess | 21,410 | 1,076,281 |
| Occidental Petroleum | 27,020 | 1,360,187 |
| Suncor Energy | 13,230 | 1,045,435 |
| Transocean | 11,600 a | 904,220 |
| XTO Energy | 24,156 | 1,222,294 |
| | | **14,779,970** |
| **Financial--7.9%** | | |
| Allstate | 14,110 | 895,702 |
| American Express | 11,420 | 670,582 |
| American International Group | 44,196 | 3,107,862 |
| Bank of America | 31,091 | 1,674,250 |
| Bear Stearns Cos. | 4,030 | 614,494 |
| Capital One Financial | 17,150 | 1,335,642 |
| Citigroup | 44,706 | 2,216,971 |
| Commerce Bancorp/NJ | 10,500 | 364,980 |
| Fannie Mae | 14,620 | 833,779 |
| Freddie Mac | 19,070 | 1,280,741 |

| | | |
|---|---|---|
| Goldman Sachs Group | 10,810 | 2,105,788 |
| JPMorgan Chase & Co. | 72,472 | 3,354,004 |
| Legg Mason | 10,800 | 1,029,888 |
| Lehman Brothers Holdings | 14,860 | 1,094,736 |
| Morgan Stanley | 11,880 | 904,781 |
| Radian Group | 5,870 | 312,343 |
| Simon Property Group | 10,460 | 1,066,711 |
| St. Paul Travelers Cos. | 37,390 | 1,937,176 |
| U.S. Bancorp | 33,986 | 1,143,289 |
| Wachovia | 13,367 | 724,358 |
| Wells Fargo & Co. | 58,960 | 2,077,750 |
| | | **28,745,827** |
| **Health Care--4.8%** | | |
| Aetna | 25,960 | 1,072,407 |
| Allergan | 6,100 | 711,138 |
| Amgen | 27,910 a | 1,981,610 |
| Cardinal Health | 14,700 | 949,914 |
| Eli Lilly & Co. | 31,000 | 1,661,290 |
| Genentech | 13,000 a | 1,062,750 |
| Genzyme | 10,200 a | 656,880 |
| Johnson & Johnson | 43,030 | 2,836,107 |
| Medtronic | 25,820 | 1,345,997 |
| Novartis, ADR | 18,050 | 1,054,301 |
| Sanofi-Aventis, ADR | 19,400 | 853,794 |
| Teva Pharmaceutical Industries, ADR | 21,200 | 679,672 |
| UnitedHealth Group | 52,200 | 2,561,976 |
| | | **17,427,836** |
| **Industrial--4.4%** | | |
| Caterpillar | 19,780 | 1,226,953 |
| Cooper Industries, Cl. A | 7,990 | 730,605 |
| Danaher | 17,610 | 1,287,643 |
| General Dynamics | 11,980 | 896,583 |
| General Electric | 107,960 | 3,808,829 |
| Goodrich | 16,900 | 760,500 |
| Honeywell International | 22,570 | 970,059 |
| Ingersoll-Rand, Cl. A | 22,300 | 869,923 |
| ITT Industries | 12,460 | 672,217 |
| Textron | 15,500 | 1,510,475 |
| Tyco International | 38,270 | 1,159,198 |
| United Technologies | 25,220 | 1,627,447 |
| WESCO International | 5,700 a | 381,330 |
| | | **15,901,762** |
| **Information Technology--6.2%** | | |
| Akamai Technologies | 15,300 a | 747,711 |
| Amdocs | 18,310 a | 705,850 |
| Apple Computer | 22,400 a | 2,053,632 |
| Cisco Systems | 135,980 a | 3,655,142 |
| Corning | 45,300 a | 976,668 |
| Electronic Arts | 14,110 a | 788,044 |
| Google, Cl. A | 7,000 a | 3,394,440 |
| Linear Technology | 21,640 | 695,510 |
| Marvell Technology Group | 40,000 a | 825,600 |
| MEMC Electronic Materials | 8,500 a | 338,300 |
| Microchip Technology | 21,100 | 719,721 |
| Microsoft | 129,820 | 3,807,621 |
| Motorola | 82,700 | 1,833,459 |
| QUALCOMM | 48,850 | 1,787,422 |
| | | **22,329,120** |
| **Materials--1.2%** | | |
| Air Products & Chemicals | 24,780 | 1,713,289 |
| Cia Vale do Rio Doce (CVRD), ADR | 39,640 | 1,100,406 |

| | | | | |
|---|---|---|---|---|
| Freeport-McMoRan Copper & Gold, Cl. B | | | 25,490 | 1,602,556 |
| | | | | **4,416,251** |
| **Telecommunication Services--.9%** | | | | |
| AT & T | | | 28,497 | 966,333 |
| NII Holdings | | | 8,600 a | 558,398 |
| Qwest Communications International | | | 68,600 a | 527,534 |
| Sprint Nextel | | | 68,316 | 1,332,845 |
| | | | | **3,385,110** |
| **Utilities--1.3%** | | | | |
| Allegheny Energy | | | 11,500 a | 510,140 |
| Dynegy, Cl. A | | | 72,800 a | 494,312 |
| Entergy | | | 10,330 | 943,336 |
| Exelon | | | 25,210 | 1,531,003 |
| PPL | | | 25,300 | 919,655 |
| TXU | | | 7,500 | 430,425 |
| | | | | **4,828,871** |
| **Total Common Stocks** | | | | |
| (cost $98,298,684) | | | | **143,057,225** |

| Bonds and Notes--37.3% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Asset-Backed Ctfs./Auto Receivables--1.1%** | | | | |
| Harley-Davidson Motorcycle Trust, | | | | |
| Ser. 2005-3, Cl. A2 | 4.41 | 6/15/12 | 275,000 | 272,866 |
| Honda Auto Receivables Owner | | | | |
| Trust, Ser. 2004-3, Cl. A4 | 3.28 | 2/18/10 | 910,000 | 890,536 |
| Honda Auto Receivables Owner | | | | |
| Trust, Ser. 2006-3, Cl. A4 | 5.11 | 4/15/12 | 955,000 b | 961,312 |
| Hyundai Auto Receivables Trust, | | | | |
| Ser. 2006-B, Cl. A4 | 5.15 | 5/15/13 | 550,000 | 553,619 |
| Nissan Auto Lease Trust, | | | | |
| Ser. 2006-A, Cl. A4 | 5.10 | 7/16/12 | 770,000 | 773,179 |
| Onyx Acceptance Grantor Trust, | | | | |
| Ser. 2005-A, Cl. A4 | 3.91 | 9/15/11 | 590,000 | 580,963 |
| | | | | **4,032,475** |
| **Asset-Backed Ctfs./Other--.4%** | | | | |
| Caterpillar Financial Asset Trust, | | | | |
| Ser. 2005-A, Cl. A4 | 4.10 | 6/25/10 | 755,000 | 745,784 |
| CIT Equipment Collateral, | | | | |
| Ser. 2006-VT2, Cl. A4 | 5.05 | 4/20/14 | 195,000 | 195,634 |
| CNH Equipment Trust, | | | | |
| Ser. 2005-A, Cl. A4B | 4.29 | 6/15/12 | 385,000 | 380,898 |
| | | | | **1,322,316** |
| **Automotive, Trucks & Parts--.3%** | | | | |
| Johnson Controls, | | | | |
| Sr. Notes | 5.25 | 1/15/11 | 1,080,000 | **1,079,739** |
| **Bank & Finance--4.3%** | | | | |
| AEP Texas Central Transition | | | | |
| Funding, Ser. 2006-A, Cl. A4 | 5.17 | 1/1/18 | 1,075,000 b | 1,062,906 |
| Agua Caliente Band of Cahuilla | | | | |
| Indians, Scd. Notes | 6.08 | 10/1/16 | 400,000 c | 405,268 |
| AXA Financial, | | | | |
| Sr. Notes | 7.75 | 8/1/10 | 840,000 | 913,346 |
| Bank of America, | | | | |
| Sub. Notes | 7.80 | 2/15/10 | 1,030,000 | 1,115,496 |
| Bear Stearns Cos., | | | | |
| Notes | 4.50 | 10/28/10 | 980,000 | 963,492 |
| Caterpillar Financial Services, | | | | |
| Notes | 5.05 | 12/1/10 | 730,000 | 732,215 |
| CIT Group, | | | | |
| Sr. Notes | 7.75 | 4/2/12 | 705,000 | 785,482 |

| | | | | |
|---|---|---|---|---|
| Citigroup, | | | | |
| Sub. Notes | 5.00 | 9/15/14 | 750,000 | 742,550 |
| General Electric Capital, | | | | |
| Notes | 5.50 | 4/28/11 | 830,000 | 848,359 |
| Goldman Sachs Group, | | | | |
| Gtd. Notes | 6.35 | 2/15/34 | 1,050,000 | 1,098,579 |
| HSBC Holdings, | | | | |
| Sub. Notes | 6.50 | 5/2/36 | 500,000 | 556,318 |
| International Lease Finance, | | | | |
| Notes | 5.75 | 6/15/11 | 680,000 | 698,997 |
| J.P. Morgan & Co., | | | | |
| Sub. Notes | 6.25 | 1/15/09 | 750,000 | 764,423 |
| John Deere Capital, | | | | |
| Notes | 7.00 | 3/15/12 | 680,000 | 739,494 |
| Landwirtschaftliche Rentenbank, | | | | |
| Gov't Gtd. Notes | 3.25 | 10/12/07 | 895,000 | 881,489 |
| Lehman Brothers Holdings, | | | | |
| Sub. Notes | 5.75 | 1/3/17 | 1,090,000 | 1,118,308 |
| Morgan Stanley, | | | | |
| Sub. Notes | 4.75 | 4/1/14 | 1,185,000 | 1,148,022 |
| PNC Funding, | | | | |
| Sr. Notes | 4.50 | 3/10/10 | 900,000 | 886,948 |
| | | | | **15,461,692** |
| **Building & Construction--.1%** | | | | |
| CRH America, | | | | |
| Gtd. Notes | 5.30 | 10/15/13 | 530,000 | **522,709** |
| **Commercial & Professional Services--.2%** | | | | |
| Seminole Tribe of Florida, | | | | |
| Notes | 5.80 | 10/1/13 | 900,000 c | **894,728** |
| **Commercial Mortgage Pass-Through Ctfs.--1.8%** | | | | |
| Banc of America Commercial | | | | |
| Mortgage, Ser. 2005-6, Cl. A2 | 5.35 | 9/10/47 | 1,575,000 b | 1,588,391 |
| Citigroup/Deutsche Bank Commercial | | | | |
| Mortgage Association, | | | | |
| Ser. 2006-CD3, Cl. AM | 5.65 | 10/15/48 | 535,000 | 554,307 |
| Citigroup/Deutsche Bank Commercial | | | | |
| Mortgage Trust, Ser. 2006-CD2, | | | | |
| Cl. A3 | 5.61 | 1/15/46 | 690,000 b | 702,485 |
| J.P. Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2005-LDP2, Cl. AM | 4.78 | 7/15/42 | 740,000 | 721,264 |
| J.P. Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2005-CB12, Cl. AM | 4.95 | 9/12/37 | 40,000 b | 39,392 |
| J.P. Morgan Chase Commercial | | | | |
| Mortgage Securities, | | | | |
| Ser. 2006-CB15, Cl. AM | 5.86 | 6/12/43 | 950,000 b | 1,001,235 |
| LB-UBS Commercial Mortgage Trust, | | | | |
| Ser. 2006-C6, Cl. AM | 5.41 | 9/11/46 | 590,000 | 601,362 |
| LB-UBS Commercial Mortgage Trust, | | | | |
| Ser. 2006-C3, Cl. AM | 5.71 | 3/15/39 | 820,000 b | 854,302 |
| LB-UBS Commercial Mortgage Trust, | | | | |
| Ser. 2006-C4, Cl. AM | 6.12 | 6/15/38 | 610,000 b | 648,393 |
| | | | | **6,711,131** |
| **Food & Beverages--.2%** | | | | |
| Diageo Finance, | | | | |
| Gtd. Notes | 5.50 | 4/1/13 | 590,000 | **597,639** |
| **Foreign/Governmental--.6%** | | | | |
| Province of Ontario, | | | | |
| Notes | 5.13 | 7/17/12 | 500,000 | 508,752 |
| Province of Ontario, | | | | |

| | | | | |
|---|---|---|---|---|
| Sr. Unsub. Bonds | 5.50 | 10/1/08 | 465,000 | 469,619 |
| United Mexican States,<br>Notes | 5.63 | 1/15/17 | 825,000 | 831,600 |
| United Mexican States,<br>Notes | 6.63 | 3/3/15 | 185,000 | 198,875 |
| | | | | **2,008,846** |

**Health Care--.2%**

| | | | | |
|---|---|---|---|---|
| Aetna,<br>Sr. Unsub. Notes | 5.75 | 6/15/11 | 545,000 | **558,154** |

**Industrials--1.2%**

| | | | | |
|---|---|---|---|---|
| Devon Financing,<br>Gtd. Notes | 6.88 | 9/30/11 | 600,000 | 642,167 |
| Fortune Brands,<br>Notes | 5.13 | 1/15/11 | 660,000 | 652,513 |
| Home Depot,<br>Sr. Unscd. Notes | 5.40 | 3/1/16 | 650,000 | 649,240 |
| International Business Machines,<br>Debs. | 7.00 | 10/30/25 | 650,000 | 764,083 |
| Oracle,<br>Notes | 5.00 | 1/15/11 | 1,000,000 | 999,395 |
| Wal-Mart Stores,<br>Bonds | 5.25 | 9/1/35 | 825,000 | 787,871 |
| | | | | **4,495,269** |

**Media & Telecommunications--1.9%**

| | | | | |
|---|---|---|---|---|
| AT & T,<br>Notes | 6.80 | 5/15/36 | 420,000 | 460,820 |
| British Sky Broadcasting,<br>Gtd. Notes | 6.88 | 2/23/09 | 600,000 | 621,714 |
| Cisco Systems,<br>Sr. Unscd. Notes | 5.50 | 2/22/16 | 800,000 | 818,206 |
| Comcast,<br>Gtd. Notes | 5.90 | 3/15/16 | 1,045,000 | 1,066,204 |
| News America Holdings,<br>Gtd. Debs. | 7.60 | 10/11/15 | 665,000 | 758,116 |
| SBC Communications,<br>Sr. Unscd. Notes | 5.88 | 8/15/12 | 695,000 | 717,252 |
| Sprint Capital,<br>Gtd. Notes | 6.90 | 5/1/19 | 955,000 | 1,013,469 |
| Time Warner,<br>Gtd. Notes | 6.50 | 11/15/36 | 860,000 | 881,119 |
| Verizon Global Funding,<br>Notes | 7.25 | 12/1/10 | 600,000 | 646,117 |
| | | | | **6,983,017** |

**Real Estate Investment Trusts--.4%**

| | | | | |
|---|---|---|---|---|
| ERP Operating,<br>Notes | 6.95 | 3/2/11 | 750,000 | 802,460 |
| Simon Property Group,<br>Unscd. Notes | 5.75 | 5/1/12 | 750,000 | 769,029 |
| | | | | **1,571,489** |

**Residential Mortgage Pass-Through Ctfs.--.3%**

| | | | | |
|---|---|---|---|---|
| Washington Mutual,<br>Ser. 2003-S4, Cl. 4A1 | 4.00 | 2/25/32 | 219,167 | 212,283 |
| Washington Mutual,<br>Ser. 2004-AR9, Cl. A6 | 4.16 | 8/25/34 | 845,000 b | 826,548 |
| | | | | **1,038,831** |

**U.S. Government Agencies--3.8%**

| | | | | |
|---|---|---|---|---|
| Federal Home Loan Banks,<br>Bonds | 5.40 | 9/18/08 | 955,000 | 956,287 |
| Federal Home Loan Banks,<br>Bonds | 5.40 | 10/23/09 | 805,000 | 805,215 |
| Federal Home Loan Banks, | | | | |

| | | | | |
|---|---|---|---|---|
| Bonds | 5.50 | 2/21/08 | 700,000 | 700,237 |
| Federal Home Loan Banks, Bonds, Ser. 661 | 5.50 | 6/13/08 | 620,000 | 621,386 |
| Federal Home Loan Banks, Bonds, Ser. 659 | 5.50 | 6/5/09 | 730,000 | 731,689 |
| Federal Home Loan Banks, Bonds | 5.63 | 8/14/08 | 840,000 | 840,838 |
| Federal Home Loan Banks, Bonds | 5.75 | 8/7/09 | 710,000 | 712,027 |
| Federal Home Loan Banks, Bonds, Ser. 670 | 5.88 | 6/29/09 | 745,000 | 747,307 |
| Federal Home Loan Mortgage Corp., Notes | 5.00 | 12/28/07 | 455,000 | 454,431 |
| Federal Home Loan Mortgage Corp., Notes | 5.33 | 2/27/09 | 495,000 | 494,929 |
| Federal Home Loan Mortgage Corp., Notes | 5.50 | 4/24/09 | 1,095,000 | 1,095,735 |
| Federal Home Loan Mortgage Corp., Notes | 5.75 | 5/23/11 | 845,000 | 851,954 |
| Federal National Mortgage Association, Notes | 5.20 | 11/8/10 | 715,000 | 713,348 |
| Federal National Mortgage Association, Notes | 5.25 | 4/4/08 | 765,000 | 765,214 |
| Federal National Mortgage Association, Notes, Ser. 1 | 5.30 | 10/10/08 | 690,000 | 690,246 |
| Federal National Mortgage Association, Notes | 5.60 | 6/15/09 | 905,000 | 906,353 |
| Federal National Mortgage Association, Notes | 5.70 | 7/17/08 | 800,000 | 802,683 |
| Federal National Mortgage Association, Notes | 5.75 | 6/9/11 | 755,000 | 761,640 |
| | | | | **13,651,519** |

**U.S. Government Agencies/Mortgage-Backed--13.0%**

| | | | |
|---|---|---|---|
| Federal Home Loan Mortgage Corp.: | | | |
| 4.50%, 3/1/21 | | 3,495,702 | 3,401,730 |
| 5.00%, 10/1/18 - 7/1/36 | | 5,905,448 | 5,790,485 |
| 5.10%, 10/1/35 | | 1,212,555 [b] | 1,204,038 |
| 5.50%, 9/1/19 - 3/1/35 | | 3,390,776 | 3,398,286 |
| 6.00%, 7/1/20 | | 198,249 | 201,847 |
| 7.00%, 8/1/29 - 8/1/36 | | 762,088 | 783,994 |
| Federal National Mortgage Association: | | | |
| 3.98%, 3/1/35 | | 1,065,319 [b] | 1,045,704 |
| 4.57%, 3/1/35 | | 382,717 [b] | 374,907 |
| 4.96%, 9/1/35 | | 1,216,996 [b] | 1,205,582 |
| 5.00%, 5/1/19 - 4/1/36 | | 6,677,930 | 6,551,762 |
| 5.09%, 10/1/35 | | 1,081,421 | 1,073,686 |
| 5.50%, 1/1/20 - 4/1/36 | | 10,922,989 | 10,905,348 |
| 6.00%, 9/1/21 - 3/1/35 | | 4,017,896 | 4,077,875 |
| 6.50%, 3/1/17 - 11/1/36 | | 4,626,773 | 4,723,754 |
| 7.00%, 6/1/09 - 7/1/36 | | 961,343 | 986,737 |
| 7.50%, 7/1/32 | | 160,130 | 166,795 |
| 8.00%, 2/1/13 | | 128,262 | 129,969 |
| Government National Mortgage Association I: | | | |
| 6.00%, 10/15/08 - 10/15/33 | | 436,156 | 440,854 |
| 7.00%, 5/15/23 - 11/15/23 | | 332,453 | 343,833 |
| 7.50%, 3/15/27 | | 112,182 | 117,312 |
| 8.00%, 2/15/08 | | 54,344 | 54,603 |
| 9.00%, 12/15/09 | | 193,715 | 197,719 |
| Federal National Mortgage Association; | | | |
| 4.50%, 8/1/20 | | 10,326 | 10,058 |
| | | | **47,186,878** |

**U.S. Government Securities--7.3%**

| | | | | |
|---|---|---|---|---|
| U.S. Treasury Bonds | 4.50 | 2/15/36 | 365,000 d | 361,492 |
| U.S. Treasury Bonds | 6.25 | 8/15/23 | 6,745,000 d | 7,977,022 |
| U.S. Treasury Notes | 4.00 | 11/15/12 | 2,415,000 d | 2,363,587 |
| U.S. Treasury Notes | 4.25 | 1/15/11 | 4,635,000 d | 4,600,784 |
| U.S. Treasury Notes | 4.50 | 11/15/15 | 1,130,000 d | 1,133,709 |
| U.S. Treasury Notes | 4.63 | 8/31/11 | 3,120,000 d | 3,144,377 |
| U.S. Treasury Notes | 4.63 | 11/15/16 | 175,000 d | 177,352 |
| U.S. Treasury Notes | 4.88 | 8/15/16 | 685,000 d | 706,754 |
| U.S. Treasury Notes | 5.13 | 5/15/16 | 1,275,000 d | 1,339,348 |
| U.S. Treasury Notes | 6.00 | 8/15/09 | 4,700,000 d | 4,875,517 |
| | | | | **26,679,942** |

**Utilities--.2%**

FPL Group Capital,

| | | | | |
|---|---|---|---|---|
| Gtd. Debs. | 6.13 | 5/15/07 | 700,000 | **702,435** |

**Total Bonds and Notes**
(cost $135,399,056) — **135,498,809**

| Other Investments--23.1% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Preferred | | |
| Plus Money Market Fund | 3,014,000 e | 3,014,000 |
| Mellon Emerging Markets Fund, | | |
| Class M Shares | 509,464 f | 14,127,433 |
| Mellon International Fund, Class M | | |
| Shares | 1,759,979 f | 33,263,595 |
| Mellon Mid Cap Stock Fund, Class M | | |
| Shares | 1,452,607 f | 22,312,039 |
| Mellon Small Cap Stock Fund, Class | | |
| M Shares | 679,284 f | 11,147,043 |
| **Total Other Investment** | | |
| (cost $63,264,753) | | **83,864,110** |

| Investment of Cash Collateral for Securities Loaned--5.3% | Shares | Value ($) |
|---|---|---|
| **Registered Investment Company;** | | |
| Dreyfus Institutional Cash | | |
| Advantage Plus Fund | | |
| (cost $19,197,591) | 19,197,591 e | **19,197,591** |

| | | |
|---|---|---|
| **Total Investments** (cost $316,160,084) | **105.1%** | **381,617,735** |
| **Liabilities, Less Cash and Receivables** | **(5.1%)** | **(18,544,602)** |
| **Net Assets** | **100.0%** | **363,073,133** |

ADR - American Depository Receipts

a   Non-income producing security.

b   Variable rate security--interest rate subject to periodic change.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may
be resold in transactions exempt from registration, normally to qualified institutional buyers. At November
30, 2006, these securities amounted to $1,299,996 or .4% of net assets.

d   All or a portion of these securities are on loan. At November 30, 2006, the total market value of the fund's
securities on loan is $18,807,678 and the total market value of the collateral held by the fund is $19,197,591.

e   Investment in affiliated money market mutual fund.

f   Investment in affiliated mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the
annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Mellon Money Market Fund**

**November 30, 2006 (Unaudited)**

| Bond Anticipation Notes--.8% | Principal Amount ($) | Value ($) |
|---|---|---|
| Camden County Improvement Authority, NJ | | |
| 5.66%, 8/1/07 | | |
| (cost $6,100,000) | 6,100,000 | **6,100,000** |
| **Negotiable Bank Certificates of Deposit--19.3%** | | |
| Banco Bilbao Vizcaya Argentaria, S.A. (Yankee) | | |
| 5.32%, 1/17/07 | 35,000,000 | 35,000,416 |
| Credit Suisse (Yankee) | | |
| 5.31%, 10/12/07 | 17,400,000 | 17,412,162 |
| DEPFA BANK PLC | | |
| 5.29%, 2/20/07 | 5,000,000 | 5,000,000 |
| HBOS Treasury Services PLC (Yankee) | | |
| 5.34%, 12/11/06 | 36,200,000 | 36,200,050 |
| Rabobank Nederland | | |
| 5.24%, 11/21/07 | 11,600,000 | 11,600,543 |
| Royal Bank of Scotland PLC (Yankee) | | |
| 4.81%, 1/16/07 | 8,400,000 | 8,400,422 |
| Toronto-Dominion Bank (Yankee) | | |
| 5.30% - 5.51%, 4/13/07 - 8/3/07 | 37,000,000 | 37,021,188 |
| **Total Negotiable Bank Certificates of Deposit** | | |
| (cost $150,634,781) | | **150,634,781** |
| **Commercial Paper--68.4%** | | |
| AIG Funding Inc. | | |
| 5.16% - 5.22%, 2/2/07 - 3/9/07 | 37,000,000 | 36,627,623 |
| Allied Irish Banks N.A. Inc. | | |
| 5.24%, 12/4/06 | 37,000,000 | 36,983,859 |
| American Express Credit Corp. | | |
| 5.23%, 12/11/06 | 37,000,000 | 36,946,247 |
| ANZ National (International) Ltd. | | |
| 4.64%, 1/2/07 | 15,000,000 a | 14,929,200 |
| Banco Santander Puerto Rico | | |
| 5.25%, 12/1/06 | 23,612,000 | 23,612,000 |
| Calyon | | |
| 5.18%, 5/21/07 | 37,000,000 | 36,089,615 |
| DEPFA BANK PLC | | |
| 5.25%, 2/27/07 | 28,000,000 a | 27,641,009 |
| Dexia Delaware LLC | | |
| 5.23%, 12/13/06 | 37,000,000 | 36,935,497 |
| Duke University, NC | | |
| 5.30% - 5.82%, 12/5/06 - 12/11/06 | 19,513,000 | 19,491,999 |
| General Electric Capital Corp. | | |
| 5.23% - 5.27%, 12/1/06 - 1/8/07 | 37,000,000 | 36,916,558 |
| ING (US) Funding LLC | | |
| 5.18% - 5.24%, 2/28/07 | 36,600,000 | 36,131,059 |
| Oakland-Alameda Counties Coliseum Authority, CA | | |
| 5.30%, 12/4/06 | 29,500,000 | 29,500,000 |

| | | |
|---|---|---|
| Prudential Funding LLC | | |
| 5.23%, 12/11/06 | 37,000,000 | 36,946,247 |
| Rabobank USA Financial Corp. | | |
| 5.28%, 12/1/06 | 25,000,000 | 25,000,000 |
| Salvation Army | | |
| 5.40% - 5.50%, 12/5/06 - 3/9/07 | 24,545,000 | 24,545,000 |
| Santa Clara Valley Water District, CA | | |
| 5.27%, 12/22/06 | 18,500,000 | 18,443,133 |
| Societe Generale | | |
| 5.25%, 1/19/07 | 15,000,000 | 14,892,813 |
| UBS Finance Delaware LLC | | |
| 5.23%, 1/17/07 | 38,000,000 | 37,740,534 |
| University of Michigan | | |
| 5.27%, 12/5/06 | 4,660,000 | 4,660,000 |
| **Total Commercial Paper** | | |
| (cost $534,032,393) | | **534,032,393** |

## Corporate Notes--12.3%

| | | |
|---|---|---|
| 1610 N. 2nd Street LLC and Schlitz Park Associates II LP | | |
| 5.35%, 12/1/06 | 13,180,000 b | 13,180,000 |
| Bochasanwasi Shree Akshar Purushottam Swaminarayan | | |
| 5.40%, 12/7/06 | 5,950,000 b | 5,950,000 |
| Eskaton Lodge Granite Bay LP | | |
| 5.35%, 12/1/06 | 6,555,000 b | 6,555,000 |
| General Secretariat of American States | | |
| 5.32%, 12/7/06 | 4,280,000 b | 4,280,000 |
| Mullenix St. Charles Properties LP | | |
| 5.34%, 12/7/06 | 7,000,000 b | 7,000,000 |
| New Jersey Economic Development Authority | | |
| 5.30%, 12/7/06 | 7,800,000 b | 7,800,000 |
| New York State Dormitory Authority | | |
| 5.30%, 12/7/06 | 400,000 b | 400,000 |
| New York State Housing Finance Agency | | |
| 5.36%, 12/7/06 | 3,500,000 b | 3,500,000 |
| Pitney Road Partners LLC | | |
| 5.35%, 12/7/06 | 6,030,000 b | 6,030,000 |
| Sacramento County, CA | | |
| 5.36%, 12/7/06 | 15,300,000 b | 15,300,000 |
| Tulsa Oklahoma Airports Improvement Trust | | |
| 5.35%, 12/7/06 | 17,150,000 b | 17,150,000 |
| Washington State Housing Finance Commission | | |
| 5.35% - 5.38%, 12/1/06 | 8,585,000 b | 8,585,000 |
| **Total Corporate Notes** | | |
| (cost $95,730,000) | | **95,730,000** |

## Repurchase Agreements--.8%

| | | |
|---|---|---|
| J.P. Morgan Chase & Co. | | |
| 5.18%, dated 11/30/06, due 12/1/06 in the amount of | | |
| $6,000,863 (fully collateralized by $5,603,000 | | |
| Treasury Inflation Protected Securities, 2%, due | | |
| 1/15/14, value $6,120,157) | | |
| (cost $6,000,000) | 6,000,000 | **6,000,000** |
| **Total Investments** (cost $792,497,174) | **101.6%** | **792,497,174** |

| | | |
|---|---|---|
| **Liabilities, Less Cash and Receivables** | **(1.6%)** | **(12,632,267)** |
| **Net Assets** | **100.0%** | **779,864,907** |

a    Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2006, these securities amounted to $42,570,209 or 5.5% of net assets.

b    Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

# STATEMENT OF INVESTMENTS

**Mellon National Municipal Money Market Fund**

**November 30, 2006 (Unaudited)**

| Short-Term Investments--99.5% | Coupon Rate (%) | Maturity Date | Principal Amount ($) | Value ($) |
|---|---|---|---|---|
| **Alabama--1.9%** | | | | |
| Daphne-Villa Mercy Special Care Facilities Financing Authority, Health Care Facilities Revenue (Mercy Medical Project) (LOC; Amsouth Bank) | 3.46 | 12/7/06 | 4,100,000 a | 4,100,000 |
| Port City Medical Clinic Board, Health Care Facilities Revenue (Infirmary Health Systems) (Insured; AMBAC and Liquidity Facility: Bank of Nova Scotia and KBC Bank) | 3.48 | 12/7/06 | 10,000,000 a | 10,000,000 |
| **Colorado--10.6%** | | | | |
| Castlewood Ranch Metropolitan District, GO Notes (LOC; U.S. Bank NA) | 3.45 | 12/1/06 | 6,250,000 | 6,250,000 |
| Castlewood Ranch Metropolitan District, GO Notes, Refunding (LOC; U.S. Bank NA) | 3.45 | 12/1/06 | 3,300,000 | 3,300,000 |
| Central Platte Valley Metropolitan District, GO (LOC; U.S. Bank NA) | 3.70 | 12/1/06 | 2,500,000 | 2,500,000 |
| Colorado Educational and Cultural Facilities Authority, Student Housing Facilities Revenue (Campus Village Apartments Project) (LOC; Citibank NA) | 3.48 | 12/7/06 | 22,865,000 a | 22,865,000 |
| Commerce City Northern Infrastructure General Improvement District, GO (LOC; U.S. Bank NA) | 3.53 | 12/7/06 | 6,150,000 a | 6,150,000 |
| Commerce City Northern Infrastructure General Improvement District, GO, Refunding (LOC; U.S. Bank NA) | 3.53 | 12/7/06 | 7,400,000 a | 7,400,000 |
| Pinery West Metropolitan District Number 2, GO Notes (LOC; U.S. Bank NA) | 3.70 | 11/1/07 | 8,705,000 | 8,705,000 |
| Westminster Economic Development Authority, Tax Increment Revenue (North Huron Urban Renewal Project) (LOC; DEPFA Bank PLC) | 3.50 | 12/7/06 | 22,650,000 a | 22,650,000 |
| **Florida--2.9%** | | | | |

| | | | | |
|---|---|---|---|---|
| Florida Gulf Coast University Financing Corporation, Capital Improvement Revenue (Housing Project) (LOC; Wachovia Bank) | 3.30 | 2/1/07 | 8,000,000 | 8,000,000 |
| Florida Gulf Coast University Financing Corporation, Capital Improvement Revenue (Parking Project) (LOC; Wachovia Bank) | 3.30 | 2/1/07 | 6,000,000 | 6,000,000 |
| Sunshine State Governmental Financing Commission, Revenue (Governmental Financing Program) (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale) | 3.67 | 12/1/06 | 8,000,000 a | 8,000,000 |

**Georgia--5.8%**

| | | | | |
|---|---|---|---|---|
| Burke County Development Authority, PCR, CP (Vogtle Project) (Insured; AMBAC and Liquidity Facility; Rabobank Nederland) | 3.56 | 3/2/07 | 21,000,000 | 21,000,000 |
| Clayton County Housing Authority, MFHR, Refunding (Chateau Forest Apartments Project) (Insured; FSA and Liquidity Facility; Societe Generale) | 3.55 | 12/7/06 | 6,530,000 a | 6,530,000 |
| De Kalb County Housing Authority, MFHR, Refunding (Wood Terrace Apartment Project) (Insured; FNMA) | 3.61 | 12/7/06 | 15,935,000 a | 15,935,000 |

**Idaho--2.2%**

| | | | | |
|---|---|---|---|---|
| Idaho, GO Notes, TAN | 4.50 | 6/29/07 | 12,000,000 | 12,053,278 |
| Idaho Health Facilities Authority, Health Care Facilities Revenue (Aces-Pooled Financing Program) (LOC; U.S. Bank NA) | 3.55 | 12/7/06 | 4,300,000 a | 4,300,000 |

**Illinois--14.6%**

| | | | | |
|---|---|---|---|---|
| Illinois Educational Facilities Authority, Revenue (Benedictine University Project) (LOC; National City Bank) | 3.50 | 12/7/06 | 12,400,000 a | 12,400,000 |
| Illinois Educational Facilities Authority, Revenue (Columbia College Chicago) (LOC; Bank of Montreal) | 3.48 | 12/7/06 | 9,705,000 a | 9,705,000 |
| Illinois Educational Facilities Authority, Revenue, CP (LOC; Northern Trust) | 3.60 | 1/17/07 | 9,000,000 | 9,000,000 |
| Illinois Finance Authority, Revenue (Resurrection Health | | | | |

| | | | | |
|---|---|---|---|---|
| Care) (LOC; JPMorgan Chase Bank) | 3.67 | 12/1/06 | 17,100,000 a | 17,100,000 |
| Illinois Health Facilities Authority, Revenue (Decatur Memorial Hospital Project) (Insured; MBIA and Liquidity Facility; Northern Trust Co.) | 3.45 | 12/7/06 | 5,000,000 a | 5,000,000 |
| Illinois Health Facilities Authority, Revenue (Ingalls Memorial Hospital) (LOC; Northern Trust Co.) | 3.46 | 12/7/06 | 14,800,000 a | 14,800,000 |
| Illinois Health Facilities Authority, Revenue (Revolving Fund Pooled Program) (LOC; Bank One) | 3.50 | 12/7/06 | 5,800,000 a | 5,800,000 |
| Illinois Health Facilities Authority, Revenue (Rush Presbyterian Saint Luke's Medical Center) (LOC; Northern Trust Co.) | 3.50 | 12/7/06 | 2,900,000 a | 2,900,000 |
| Illinois Health Facilities Authority, Revenue (Swedish Covenant Hospital) (Insured; AMBAC and Liquidity Facility; Northern Trust Co.) | 3.45 | 12/7/06 | 5,100,000 a | 5,100,000 |
| Regional Transportation Authority, GO, Refunding (Liquidity Facility; DEPFA Bank PLC) | 3.50 | 12/7/06 | 26,985,000 a | 26,985,000 |

**Kentucky--4.6%**

| | | | | |
|---|---|---|---|---|
| Breckinridge County, LR (Kentucky Association Counties Leasing Trust) (LOC; U.S. Bank NA) | 3.46 | 12/7/06 | 4,000,000 a | 4,000,000 |
| Kentucky Economic Development Finance Authority, HR (Baptist Healthcare System Obligated Group) (Insured; MBIA and Liquidity Facility; National City Bank) | 3.65 | 12/1/06 | 15,905,000 a | 15,905,000 |
| Public Energy Authority of Kentucky, Inc., Gas Supply Revenue (Liquidity Facility; Societe Generale) | 3.66 | 12/1/06 | 15,000,000 a | 15,000,000 |

**Maine--.6%**

| | | | | |
|---|---|---|---|---|
| Maine Finance Authority, Revenue (Foxcroft Academy Issue) (LOC; Allied Irish Bank) | 3.50 | 12/7/06 | 4,700,000 a | 4,700,000 |

**Massachusetts--4.7%**

Massachusetts,
GO (Central Artery/Ted
Williams Tunnel Infrastructure

| | | | | |
|---|---|---|---|---|
| Loan Act of 2000) (Liquidity Facility; State Street Bank and Trust Co.) | 3.65 | 12/1/06 | 7,100,000 a | 7,100,000 |
| Massachusetts Development Finance Agency, Higher Education Revenue, Refunding (Smith College Issue) | 3.40 | 12/7/06 | 12,608,000 a | 12,608,000 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Capital Asset Program Issue) (LOC; Citizens Bank of Massachusetts) | 3.47 | 12/7/06 | 5,900,000 a | 5,900,000 |
| Massachusetts Health and Educational Facilities Authority, Revenue (Childrens Hospital Issue) (Insured; AMBAC and Liquidity Facility; Bank of America) | 3.63 | 12/1/06 | 7,600,000 a | 7,600,000 |
| Massachusetts Water Resources Authority, Multi-Modal Subordinated General Revenue, Refunding (LOC; Landesbank Hessen-Thuringen Girozentrale) | 3.73 | 12/1/06 | 2,000,000 a | 2,000,000 |

**Michigan--1.3%**

| | | | | |
|---|---|---|---|---|
| Detroit, Sewage Disposal System Second Lien Revenue, CP (Insured; FGIC and Liquidity Facility; DEPFA Bank PLC) | 3.78 | 7/12/07 | 10,000,000 | 10,000,000 |

**Mississippi--5.2%**

| | | | | |
|---|---|---|---|---|
| Jackson County, Port Facility Revenue, Refunding (Chevron U.S.A. Inc. Project) | 3.64 | 12/1/06 | 26,200,000 a | 26,200,000 |
| Mississippi Development Bank, CP (LOC; BNP Paribas) | 3.80 | 3/19/07 | 13,100,000 | 13,100,000 |

**Missouri--.7%**

| | | | | |
|---|---|---|---|---|
| Missouri Health and Educational Facilities Authority, Educational Facilities Revenue (Saint Louis University) (Insured; MBIA and Liquidity Facility; The Bank of New York) | 3.72 | 12/1/06 | 5,000,000 a | 5,000,000 |

**Montana--1.7%**

| | | | | |
|---|---|---|---|---|
| RBC Municipal Products Inc. (Forsyth, PCR (NorthWestern Corporation Colstrip Project)) (Insured; AMBAC and Liquidity Facility; Royal Bank of Canada) | 3.52 | 12/7/06 | 13,000,000 a | 13,000,000 |

**Nebraska--5.1%**

| | | | | |
|---|---|---|---|---|
| Eclipse Funding Trust (Omaha Metropolitan Utilities District) (Insured; MBIA and Liquidity Facility; U.S. Bancorp) | 3.52 | 12/7/06 | 19,080,000 a | 19,080,000 |
| Lancaster County Hospital Authority Number 1, Health Facilities Revenue (Immanuel Health Systems-Williamsburg Project) (LOC; ABN-AMRO) | 3.65 | 12/1/06 | 19,300,000 a | 19,300,000 |

**Nevada--2.0%**

| | | | | |
|---|---|---|---|---|
| Clark County, Highway Revenue, CP (LOC; Landesbank Hessen-Thuringen Girozentrale) | 3.52 | 2/8/07 | 15,000,000 | 15,000,000 |

**New Hampshire--1.0%**

| | | | | |
|---|---|---|---|---|
| New Hampshire Business Finance Authority, RRR, Refunding (Wheelabrator Concord Company LP Project) (LOC; Wachovia Bank) | 3.50 | 12/7/06 | 7,600,000 a | 7,600,000 |

**New York--2.8%**

| | | | | |
|---|---|---|---|---|
| New York City Transitional Finance Authority, Revenue (New York City Recovery) (Liquidity Facility; JPMorgan Chase Bank) | 3.57 | 12/1/06 | 21,000,000 a | 21,000,000 |

**North Carolina--2.6%**

| | | | | |
|---|---|---|---|---|
| New Hanover County, HR, Refunding (New Hanover Regional Medical Center) (Insured; FSA and Liquidity Facility; Wachovia Bank) | 3.48 | 12/7/06 | 19,700,000 a | 19,700,000 |

**Ohio--5.0%**

| | | | | |
|---|---|---|---|---|
| Cleveland-Cuyahoga County Port Authority, Cultural Facility Revenue (Cleveland Museum of Art Project) (Liquidity Facility; JPMorgan Chase Bank) | 3.48 | 12/7/06 | 20,000,000 a | 20,000,000 |
| Cuyahoga County, HR, Refunding (Metrohealth System Project) (LOC; National City Bank) | 3.50 | 12/7/06 | 17,500,000 a | 17,500,000 |

**Pennsylvania--2.4%**

Philadelphia Hospitals and Higher
    Education Facilities

| | | | | |
|---|---|---|---|---|
| Authority, HR (Temple University) (LOC; PNC Bank) | 3.53 | 12/7/06 | 3,400,000 a | 3,400,000 |
| Westmoreland County Industrial Development Authority, Health System Revenue (Excela Health Project) (LOC; Wachovia Bank) | 3.47 | 12/7/06 | 14,910,000 a | 14,910,000 |

**Tennessee--8.8%**

| | | | | |
|---|---|---|---|---|
| Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America) | 3.65 | 12/1/06 | 21,100,000 a | 21,100,000 |
| Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America) | 3.65 | 12/1/06 | 11,000,000 a | 11,000,000 |
| Clarksville Public Building Authority, Pooled Financing Revenue (Tennessee Municipal Bond Fund) (LOC; Bank of America) | 3.65 | 12/1/06 | 21,400,000 a | 21,400,000 |
| Tennessee State School Bond Authority, CP | 3.60 | 3/8/07 | 13,000,000 | 13,000,000 |

**Texas--8.3%**

| | | | | |
|---|---|---|---|---|
| Bell County Health Facilities Development Corporation, HR (Scott and White Memorial Hospital and Scott, Sherwood and Brindley Foundation Project) (Insured; MBIA and Liquidity Facility; Westdeutsche Landesbank) | 3.65 | 12/1/06 | 15,435,000 a | 15,435,000 |
| Harris County Health Facilities Development Corporation, Revenue (Texas Children's Hospital Project) (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank) | 3.66 | 12/1/06 | 6,190,000 a | 6,190,000 |
| Southwest Higher Education Authority, Inc., Higher Education Revenue, Refunding (Southern Methodist University Project) (LOC; Landesbank Hessen-Thuringen Girozentrale) | 3.63 | 12/1/06 | 6,300,000 a | 6,300,000 |
| Texas, TRAN | 4.50 | 8/31/07 | 22,300,000 | 22,450,704 |
| Texas A&M University, Revenue, CP | 3.60 | 1/18/07 | 11,700,000 | 11,700,000 |

**Vermont--.7%**

Winooski,

| | | | | |
|---|---|---|---|---|
| Special Obligation, Refunding | | | | |
| (LOC; TD Banknorth, N.A.) | 3.66 | 12/1/06 | 5,000,000 a | 5,000,000 |

**Washington--2.0%**

| | | | | |
|---|---|---|---|---|
| Snohomish County Public Utility | | | | |
| District Number 1, Generation | | | | |
| System Revenue, Refunding | | | | |
| (Insured; FSA and Liquidity | | | | |
| Facility; Dexia Credit Locale) | 3.46 | 12/7/06 | 15,100,000 a | 15,100,000 |

**Wisconsin--2.0%**

| | | | | |
|---|---|---|---|---|
| Wisconsin Health and Education | | | | |
| Facilities Authority, Revenue | | | | |
| (Wheaton Franciscan Services | | | | |
| Inc. System) (LOC; Citibank NA) | 3.47 | 12/7/06 | 7,000,000 a | 7,000,000 |
| Wisconsin Health and Educational | | | | |
| Facilities Authority, Revenue | | | | |
| (University of Wisconsin | | | | |
| Medical Foundation, Inc.) | | | | |
| (LOC; ABN-AMRO) | 3.45 | 12/7/06 | 7,800,000 a | 7,800,000 |

| | | |
|---|---|---|
| **Total Investments** (cost $747,606,982) | **99.5%** | **747,606,982** |
| **Cash and Receivables (Net)** | **.5%** | **4,028,868** |
| **Net Assets** | **100.0%** | **751,635,850** |

a     Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

| | | | |
|---|---|---|---|
| **ACA** | American Capital Access | **AGC** | ACE Guaranty Corporation |
| **AGIC** | Asset Guaranty Insurance Company | **AMBAC** | American Municipal Bond Assurance Corporation |
| **ARRN** | Adjustable Rate Receipt Notes | **BAN** | Bond Anticipation Notes |
| **BIGI** | Bond Investors Guaranty Insurance | **BPA** | Bond Purchase Agreement |
| **CGIC** | Capital Guaranty Insurance Company | **CIC** | Continental Insurance Company |
| **CIFG** | CDC Ixis Financial Guaranty | **CMAC** | Capital Market Assurance Corporation |
| **COP** | Certificate of Participation | **CP** | Commercial Paper |
| **EDR** | Economic Development Revenue | **EIR** | Environmental Improvement Revenue |
| **FGIC** | Financial Guaranty Insurance Company | **FHA** | Federal Housing Administration |
| **FHLB** | Federal Home Loan Bank | **FHLMC** | Federal Home Loan Mortgage Corporation |
| **FNMA** | Federal National Mortgage Association | **FSA** | Financial Security Assurance |
| **GAN** | Grant Anticipation Notes | **GIC** | Guaranteed Investment Contract |
| **GNMA** | Government National Mortgage Association | **GO** | General Obligation |
| **HR** | Hospital Revenue | **IDB** | Industrial Development Board |
| **IDC** | Industrial Development Corporation | **IDR** | Industrial Development Revenue |
| **LOC** | Letter of Credit | **LOR** | Limited Obligation Revenue |
| **LR** | Lease Revenue | **MBIA** | Municipal Bond Investors Assurance Insurance |
| **MFHR** | Multi-Family Housing Revenue | **MFMR** | Multi-Family Mortgage Revenue |
| **PCR** | Pollution Control Revenue | **PILOT** | Payment in Lieu of Taxes |
| **RAC** | Revenue Anticipation Certificates | **RAN** | Revenue Anticipation Notes |

| | | | |
|---|---|---|---|
| **RAW** | Revenue Anticipation Warrants | **RRR** | Resources Recovery Revenue |
| **SAAN** | State Aid Anticipation Notes | **SBPA** | Standby Bond Purchase Agreement |
| **SFHR** | Single Family Housing Revenue | **SFMR** | Single Family Mortgage Revenue |
| **SONYMA** | State of New York Mortgage Agency | **SWDR** | Solid Waste Disposal Revenue |
| **TAN** | Tax Anticipation Notes | **TAW** | Tax Anticipation Warrants |
| **TRAN** | Tax and Revenue Anticipation Notes | **XLCA** | XL Capital Assurance |